
05007715

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Global Alumina Products Corporation

*CURRENT ADDRESS 44 Chipman Hill, Suite 1000
Saint John, NB E2L 4S6
Canada

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34874 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 5/10/05


Global
Alumina

GLOBAL ALUMINA AND DUBAI ALUMINIUM ANNOUNCE EQUITY AND OFF-TAKE MOU

DUBAL To Acquire 25% Of Global Alumina's Outstanding Shares And 25% Of Its Alumina Production

TORONTO, ON – April 28, 2005 – Global Alumina Products Corporation (Global Alumina) **(TSX: GPC.U)** and Dubai Aluminium Company, Ltd (DUBAL) today announced that they have entered into a Memorandum of Understanding whereby DUBAL would make a substantial investment in Global Alumina. The investment would be by way of share subscriptions and would result in DUBAL ultimately owning 25% of the outstanding shares of Global Alumina.

In addition, DUBAL and Guinea Alumina Corporation S.A., a wholly owned subsidiary of Global Alumina (Guinea Alumina), would simultaneously enter into a long term purchase and sale agreement for 25% of the annual production from Guinea Alumina's proposed refinery.

"We are extremely pleased with the prospect of having DUBAL as a major, strategic shareholder in Global Alumina. DUBAL is recognized as one of the most efficient and well managed aluminum companies in the world and it's active participation in the development and implementation of the project will significantly increase the likelihood of success for the project," stated Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina.

"DUBAL is delighted to be entering into an association with Global Alumina Products Corporation, with a view to establishing an alumina refinery in Guinea. DUBAL's involvement in this project will be in line with its strategic objective of upstream integration to achieve security over raw material supply and to develop a major presence in the aluminium industry," said Abdulla Kalban, CEO of DUBAL.

DUBAL and Global Alumina are finalizing the details of the two agreements which will be submitted to their respective Boards for approval. Once approved the agreement with respect to DUBAL's investment in Global Alumina will be submitted to the Toronto Stock Exchange and Global Alumina's shareholders for approval. The equity investment is also conditional upon the ratification by the Guinean National Assembly of the Basic Agreement between Global Alumina and the Government of Guinea and securing commitments for the balance of equity required to fund completion of its refineryt project in Guinea. The Basic Agreement grants Global Alumina a mining concession for the exploitation of bauxite and the right to construct, operate and maintain an alumina refinery in Guinea.

Form 52-109FT1 – Certification of Annual Filings during Transition Period

I, Michael J. Cella, Senior Vice President and Chief Financial Officer of Global Alumina Products Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Global Alumina Products Corporation (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 21, 2005

(signed) *Michael J. Cella*
Michael J. Cella
Senior Vice President and Chief Financial Officer

Form 52-109FT1 – Certification of Annual Filings during Transition Period

I, Bruce J. Wrobel, Chairman and Chief Executive Officer of Global Alumina Products Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Global Alumina Products Corporation (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 21, 2005

(signed) *Bruce J. Wrobel*
Bruce J. Wrobel
Chairman and Chief Executive Officer

PL Internet Inc.

Financial Statements

March 31, 2004

PL Internet Inc.

Index to Financial Statements

March 31, 2004 | **Page**

Notice to Reader

We have compiled the balance sheet of PL Internet Inc. as at March 31, 2004 and the statements of income, deficit and cash flows for the three month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Fuller Jenks Landau

Timmins, Ontario
May 7, 2004

Chartered Accountants

PL Internet Inc.

Balance Sheet	(Unaudited - See Notice to Reader)	
March 31...	2004	
December 31...		2003
	$	$

Assets

Current assets:		
Cash and term deposits	109,544	176,588
Accounts receivable	8,139	1,086
Prepaid expenses	-	17,914
	117,683	**195,588**

Liabilities

Current liabilities:		
Accounts payable	**211,000**	**216,898**

Share Capital and Deficit

Share capital, *note 2*	**391,627**	**349,627**
Deficit	**(484,944)**	**(370,937)**
	(93,317)	**(21,310)**
	117,683	**195,588**

Approved by the Board:

__________ Director

__________ Director

PL Internet Inc.

Statement of Deficit

For the three months ended March 31	(Unaudited - See Notice to Reader) 2004 $	2003 $
Deficit, beginning of period	(370,937)	(178,788)
Net income (loss)	(114,007)	22,173
Deficit, end of period	**(484,944)**	**(156,615)**

PL Internet Inc.

Statement of Income	(Unaudited - See Notice to Reader)	
For the three months ended March 31	2004 $	2003 $
Interest revenue	**503**	**696**
Expenses:		
Administrative services	6,000	6,000
Office and general	2,433	-
Professional fees	104,574	1,000
Transfer agent fees	1,503	1,720
	114,510	**8,720**
Loss before other item	**(114,007)**	**(8,024)**
Other item:		
Gain on disposal of marketable securities	-	30,197
Net income (loss)	**(114,007)**	**22,173**
Net income (loss) per common share	**(0.03)**	**0.01**

PL Internet Inc.

Statement of Cash Flows	(Unaudited - See Notice to Reader)	
For the three months ended March 31	2004 $	2003 $
Cash was provided by (used for):		
Operating activities:		
Net income (loss)	**(114,007)**	**22,173**
Cash was provided by (used to finance) changes in the following working capital items:		
Marketable securities	-	45,000
Accounts receivable	(7,051)	(76)
Prepaid expenses	17,914	-
Accounts payable	(5,900)	755
	4,963	45,679
Financing activities:		
Share capital issued	**42,000**	-
Change in cash position	**(67,044)**	**67,852**
Cash and term deposits, beginning of period	176,588	130,043
Cash and term deposits, end of period	**109,544**	**197,895**

1. Accounting policies

(a) Future income taxes

The Company has adopted the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and tax basis of the assets and liabilities), and are measured using the substantively enacted tax rates and laws expected to be in effect when these differences reverse. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is more likely than not that the asset will not be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

(b) Basis of presentation

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by PL Internet Inc. (the "Company") as set out in the audited financial statements for the year ended December 31, 2003. Certain information and note disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended December 31, 2003.

(c) Net income (loss) per common share

The net income (loss) per common share is calculated using the weighted average number of shares outstanding during the period.

1. Accounting policies (continued)

(d) Stock-based compensation

The Company has a stock option plan which is described in note 2. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

The CICA has issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("Sections 3870"), which is effective for stock-based awards or payments granted on or after January 1, 2002. Section 3870 provides guidance for the recognition, measurement and disclosure of stock-based awards or payments and prescribes a fair value based method for accounting for certain stock-based transactions. Since no stock-based awards have been granted in the period ended March 31, 2004, Section 3870 has had no impact on the financial statements or related disclosures for the period ended March 31, 2004.

(e) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

PL Internet Inc.

Notes to Financial Statements

March 31, 2004

2. Share capital

For the three months ended March 31... For the year ended December 31...	(Unaudited - See Notice to Reader) 2004 Shares	$	2003 Shares	$
Authorized:				
Unlimited common shares				
Common shares issued:				
Balance, beginning of period	7,249,410	349,627	7,249,410	349,627
Issued during period	600,000	42,000	-	-
Balance end of period	**7,849,410**	**391,627**	**7,249,410**	**349,627**

Shares were issued for the following consideration:

For the three months ended March 31..... For the year ended December 31.....	(Unaudited - See Notice to Reader) 2004 Number of Shares	$	2003 Number of Shares	$
Cash	**600,000**	**42,000**	-	-

The Company has a stock option plan for directors, officers and consultants of the Company and subsidiaries of the Company, enabling them to purchase its common shares. As of March 31, 2004, the Company has no options outstanding.

3. Related party information

Although transactions were not necessarily conducted with all of the following, for reporting purposes herein, related parties are defined as the following;

(a) the Company directors;
(b) company significantly influenced by a company shareholder; and
(c) company owned by a Company director.

The following transactions were entered into with related parties during the year:

	(Unaudited - See Notice to Reader)	
For the three months ended March 31........	2004	
For the year ended December 31......		2003
	$	$
With a company significantly influenced by a company shareholder:		
Work fees	-	210,000
Administrative services	3,000	12,000
With a company owned by a company director:		
Administrative services	3,000	12,000

Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

4. **Income taxes**

The reconciliation of the combined Canadian Federal and Provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

	(Unaudited - See Notice to Reader) 2004	2003
Combined basis statutory tax rate	36.60%	36.60%
	$	$
Provision for income taxes at statutory rate	(41,724)	(70,327)
Non-taxable portion of gain on disposal of assets	-	(10,903)
Non-capital loss carried forward	41,724	81,230
Income taxes on earnings	-	-

Future income tax asset:

	2004 $	2003 $
Non-capital losses carried forward	285,500	243,700
Less: Valuation allowance	(285,500)	(243,700)
	-	-

The Company has incurred non-capital losses which may be used to reduce future taxable income. The approximate loss amounts and fiscal year of expiry are as follows:

	$
2004	48,000
2005	80,000
2006	219,000
2008	42,000
2009	55,000
2010	222,000
2011	114,000
	780,000

A valuation allowance has been provided against the potential income tax benefits attributable to the non-capital losses since it is more likely than not that the future income tax assets will not be realized.

5. **Subsequent events**

On March 12, 2004 the Company entered into a definitive Agreement of Arrangement ("the Agreement") with GAPCO (Guinea Aluminum Products Corporation) Ltd. ("GAPCO") under which it is proposed that pursuant to a court approved Plan of Arrangement ("the Arrangement") in the British Virgin Islands GAPCO shareholders will exchange their shares of GAPCO for shares of the Company ("the Share Exchange"), resulting in GAPCO becoming a wholly-owned subsidiary of the Company.

GAPCO is a British Virgin Islands company established in 1999 which proposes to build, own and operate a 2.8 million tonne per annum Greenfield alumina refinery in Guinea, West Africa.

For accounting purposes, the Share Exchange is considered a reverse take-over whereby GAPCO would be considered the acquiring company as the shareholders of GAPCO would acquire more than 50% of the issued and outstanding stock of the Company. The issued and fully paid share capital of the Company on a proforma basis, after giving effect to the Arrangement and related transactions described in the immediately following paragraph, has been disclosed in the Management Information Circular dated April 2, 2004.

In conjunction with the Arrangement, the Company also intends to carry out a number of related transactions, as contemplated in the Agreement, including the consolidation of the outstanding common shares of the Company into 5 million common shares, changing the Company's name to Global Alumina Products Corporation and the continuation of the Company under the laws of New Brunswick. The Arrangement and the related transactions were approved by its shareholders at the Company's annual and special meeting on May 7, 2004. The Arrangement was approved by the shareholders of GAPCO on May 5, 2004 and the the court in the British Virgin Islands on May 10, 2004. The Company anticipates that the Arrangement and related transactions will be completed before May 30, 2004.

Details concerning these transactions and the business of GAPCO are contained in the Company's Management Information Circular dated April 2, 2004.

6. **Comparative figures**

The comparative figures for the period ended March 31, 2003 were reviewed by management of the company.

Management's discussion and analysis

The following discussion and analysis is management's assessment of the results and financial condition of PL Internet Inc. (the "Company" or "PLI") and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003 and the unaudited interim financial statements for the three months ended March 31, 2004, together with the related notes contained therein. The date of this management's discussion and analysis is May 27, 2004. Additional information on the Company is available on SEDAR at www.sedar.com.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Business of PLI

PLI has historically been an exploration stage company engaged in the acquisition, exploration and development of mineral properties. Subsequent to the first quarter, the Company completed a business combination transaction with GAPCO (Guinea Aluminum Products Corporation) Ltd ("GAPCO") – see note 5 Subsequent Events included in the Company's financial statements for the three months ended March 31, 2004.

Material Transaction

On March 12, 2004 the Company ("PLI") entered into a definitive Agreement of Arrangement (the "Arrangement") with GAPCO (Guinea Aluminum Products Corporation) Ltd ("GAPCO") under which it proposed that pursuant to a court approved Plan of Arrangement in the British Virgin Islands, GAPCO shareholders would exchange their shares of GAPCO for shares of PLI (the "Share Exchange"), resulting in GAPCO becoming a wholly-owned subsidiary of PLI. PLI is an Ontario reporting issuer.

GAPCO is a British Virgin Islands company established in 1999 to build, own and operate a 2.8 million tonne per annum greenfield alumina refinery to be constructed in Guinea, West Africa adjacent to one of the largest bauxite mines in the world.

The Share Exchange was completed on May 26, 2004. For accounting purposes, the transaction is considered a reverse take-over whereby GAPCO would be considered the acquiring company as the shareholders of GAPCO would acquire more than 50% of the issued and outstanding stock of PLI.

Prior to the Share Exchange, PLI filed amended articles of incorporation (the "Amendment") to consolidate its outstanding share capital and to change its name to Global Alumina Products Corporation ("Global"). Following the Share Exchange, Global changed its jurisdiction of incorporation from Ontario to New Brunswick (the "Continuance") by filing articles of continuance under the New Brunswick *Business Corporations Act*. Global then continued as a public company and a reporting issuer in Ontario. Global has applied for approval to list its common shares on the TSX Venture Exchange.

The issued and fully paid share capital of Global on a *pro forma* basis, after giving effect to the Amendment, the Stock Consolidation, the Share Exchange and the Continuance, has been disclosed in the Management Information Circular dated April 2, 2004.

Additional information with respect to the transaction may be found in the Company's Management Information Circular dated April 2, 2004.

Selected annual financial information

The following selected annual financial information is derived from the audited consolidated financial statements for the three most recently completed financial years and is prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Total revenues	$2,894	$1,859	$3,110
Net income (loss)	(192,149)	(54,746)	(42,065)
Earnings (loss) per share	(0.03)	(0.01)	(0.01)
Total assets	195,588	175697	231,786

Results of operations

The Company has no revenue from mining operations. Revenue currently consists of interest income. PLI's operations during the year ended December 31, 2003 produced a net loss of $192,149 or $.03 per share (2002 –$54,746 or $.01 per share). The significant fluctuation in net loss is primarily due to the accrual of work fees in the amount of $210,000. The work fess relate to expenses incurred in connection with the planning and execution of the reverse take-over transaction described under "Material Transaction".

PLI's operations during the three months ended March 31, 2004 produced a net loss of $114,007 or $0.03 per share (2003 –$22,173 or $.01 per share). The significant fluctuation in net loss is primarily due to additional costs incurred in connection with the reverse take-over transaction described under "Material Transaction".

Selected quarterly information

	Quarter ended March 31, 2004	**Quarter ended December 31, 2003**	**Quarter ended September 30, 2003**	**Quarter ended June 30, 2003**
Total revenues	$503	$625	$672	$901
Net income (loss)	(114,007)	(194,319)	(8,555)	(11,448)
Net income (loss) per share	(0.03)	(0.03)	(.00)	(.01)
	Quarter ended March 31, 2003	**Quarter ended December 31, 2002**	**Quarter ended September 30, 2002**	**Quarter ended June 30, 2002**
Total revenues	696	683	502	374
Net income (loss)	22,173	(9,789)	(9,467)	(10,673)
Net income (loss) per share	0.01	(0.01)	(.01)	(.01)

Liquidity and capital resources

At December 31, 2003, the Company had a working capital deficit of $21,310 compared to a net working capital surplus of $170,839 as at December 31, 2002. The change is primarily attributed to the accrual of work fees referred to under "Results of Operations".

At March 31, 2004, the Company had a working capital deficit of $93,317 compared to $21,310 as at December 31, 2003. The increase is primarily attributed to the cash payments for reverse take-over related expenses referred to under "Results of Operations".

During the three months ended March 31, 2004 the Company issued 600,000 common shares for cash consideration of $42,000.

Contractual commitments

The Company had no contractual commitments as at December 31, 2003 or March 31, 2004 other than as disclosed in the Company's financial statements for those periods.

Off-balance sheet arrangements

The Company had no off balance sheet arrangements as at December 31, 2003 or March 31, 2004.

Related party transactions

Related party information is provided in note 3 to the Company's audited annual financial statements for the year ended December 31, 2003 and note 3 to the Company's unaudited interim financial statements for the three months ended March 31, 2004.

Fourth Quarter Information

The Company had no material transactions during the 3 months ended December 31, 2003 other than the accrual of work fees referred to under "Results of Operations".

Proposed Transactions

Refer to information presented under "Material Transaction".

Critical accounting estimates

A detailed summary of all the Company's significant accounting policies is included in note 1 to the annual financial statements for the year ended December 31, 2003.

Changes in accounting principles

Stock-based compensation

The CICA issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("Sections 3870"), which is effective for stock-based awards or payments granted on or after January 1, 2002. Section 3870 provides guidance for the recognition, measurement and disclosure of stock-based awards or payments and prescribes a fair value based method for accounting for certain

stock-based transactions. Since no stock-based awards have been granted in the period ended December 31, 2003, Section 3870 has had no impact on the financial statements or related disclosures for the year ended December 31, 2003.

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004. The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred. These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs. The asset retirement cost is to be capitalized and amortized into operations over time. This standard had no impact on the Company.

Financial Instruments and Other Instruments

The Company had no financial instruments other than accounts receivable and accounts payable as at December 31, 2003 or March 31, 2004.

Outstanding Share Data

As of May 20, 2004 there was no change to the Company's issued and outstanding shares as disclosed on note 2 to the Company's interim financial statements for the three months ended March 31, 2004. However, the Company's share capital structure has changed substantially upon completion of the Share Exchange as described under "Material Transaction".

Other

The financial statements as at March 31, 2004 and for the three months then ended have not been reviewed by the Company's auditors.



GAPCO (GUINEA ALUMINUM PRODUCTS CORPORATION) LTD AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004 AND 2003

Notice To Reader

The management of GAPCO (Guinea Aluminum Products Corporation) Ltd is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

These interim financial statements have not been reviewed by an auditor. These interim consolidated financial statements are unaudited and included all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

/s/ Bruce J. Wrobel	/s/ Michael J. Cella
Chief Executive Officer	Chief Financial Officer

CONTENTS

GAPCO (GUINEA ALUMINUM PRODUCTS CORPORATION) LTD AND SUBSIDIARIES
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS

	March 31, 2004 (Unaudited)	December 31, 2003 (Audited)
ASSETS		
Current assets		
Cash and cash equivalents	$ 41,830,309	$ 54,583
Prepaid expenses	50,000	
Due from affiliates	71,099	71,099
Total current assets	$ 41,951,408	$ 125,682
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities		
Accounts payable	$ 753,913	$ 1,752,548
Due to affiliates		196,551
Total current liabilities	753,913	1,949,099
Long-term liabilities		
Note payable		300,000
Accrued interest		5,000
Total long-term liabilities		305,000
Commitments and contingencies		
Stockholders' equity (deficit)		
Common stock, $.01 par value, authorized 160,552,000 shares, issued and outstanding 97,160,000 shares at March 31, 2004 and 47,160,000 shares at December 31, 2003, and 2002 respectively	971,600	471,600
Stock subscription receivable		(4,000)
Capital in excess of par value	52,197,514	7,435,900
Deficit accumulated during development stage	(11,971,619)	(10,031,917)
Total stockholders' equity (deficit)	41,197,495	(2,128,417)
	$ 41,951,408	$ 125,682

See accompanying notes to consolidated financial statements.

GAPCO (GUINEA ALUMINUM PRODUCTS CORPORATION) LTD AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

		Three months ended March 31, 2004 (Unaudited)		Three months ended March 31, 2003 (Unaudited)
Expenses				
Engineering	$	828,015	$	86,088
Professional fees		896,389		206,008
General and administrative		266,513		41,547
Occupancy		23,868		41,715
Total expenses		2,014,785		375,358
Other income				
Interest income		75,083		
Government grants				
Net loss	$	(1,939,702)	$	(375,358)
Basic and diluted loss per common share (Note 4)	$	(0.03)	$	(0.01)

See accompanying notes to consolidated financial statements.

GAPCO (GUINEA ALUMINUM PRODUCTS CORPORATION) LTD AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Three months ended March 31, 2004 (Unaudited)

	Common Stock Shares	Common Stock Amount	Stock Subscription Receivable	Capital in Excess of Par Value	Deficit Accumulated During Development Stage	Total Stockholders' Equity (Deficit)
Balances, January 1, 2004	47,160,000	$ 471,600	$ (4,000)	$ 7,435,900	$ (10,031,917)	$ (2,128,417)
Payment of stock subscription receivable			4,000			4,000
Issuance of common stock	49,750,000	497,500		44,514,114		45,011,614
Issuance of common stock for services	250,000	2,500		247,500		250,000
Net loss					(1,939,702)	(1,939,702)
Balances, March 31, 2004	97,160,000	$ 971,600	$ -	$ 52,197,514	$ (11,971,619)	$ 41,197,495

See accompanying notes to consolidated financial statements.

GAPCO (GUINEA ALUMINUM PRODUCTS CORPORATION) LTD AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31, 2004 (Unaudited)	Three months ended March 31, 2003 (Unaudited)
Cash flows from operating activities		
Net loss	$ (1,939,702)	$ (375,358)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Stock options issued for services		
Common stock issued for services	250,000	
Increase (decrease) in cash attributable to changes in operating assets and liabilities:		
Prepaid expenses	(50,000)	
Accounts payable	(998,635)	133,738
Accrued interest	(5,000)	
Net cash provided by (used in) operating activities	(2,743,337)	(241,620)
Cash flows from investing activities, payments to affiliates		2,313
Cash flows from financing activities		
Proceeds from issuances of common stock	45,011,614	
Collection of stock subscription receivable	4,000	
Proceeds from (repayments to) affiliates	(196,551)	41,715
Proceeds from (repayments of) note payable	(300,000)	150,000
Net cash flows provided by (used in) financing activities	44,519,063	191,715
Net increase (decrease) in cash and cash equivalents	41,775,726	(47,592)
Cash and cash equivalents, beginning of period	54,583	117,376
Cash and cash equivalents, end of period	$ 41,830,309	$ 69,784

See accompanying notes to consolidated financial statements.

1. Nature of operations

GAPCO (Guinea Aluminum Products Corporation) Ltd ("GAPCO" or the "Company") is a British Virgin Islands company incorporated on July 21, 1999. GAPCO's main business is the development of the aluminum processing industry in the Republic of Guinea ("Guinea"). GAPCO's major initiative is the development of a state-of-the-art alumina refinery adjacent to a bauxite mine in Sangaredi, Guinea. This mine is one of the largest bauxite mines in the world. GAPCO intends to accomplish this initiative through its wholly-owned subsidiary, Boke Alumina Corporation, Ltd ("BAC"), also a British Virgin Islands company.

In August 2000, the Company established two wholly-owned subsidiaries both incorporated in the Republic of Guinea, Guinea Aluminum Products Corporation S.A.R.L. and Boke Alumina Corporation S.A.R.L. The corporations were formed to develop opportunities in the aluminum smelting and alumina refinery industries. The corporations share an office in Conakry, Guinea.

Currently, the Company is solely focused on the design, finance, construction, ownership and operation of an alumina refinery. The Company has deferred continued development of the aluminum smelting opportunity. For the period July 21, 1999 (date of inception) through March 31, 2004, the cumulative expenses directly attributable to the aluminum smelter project were $1,630,000.

The Ministry of Mines, Geology and Environment ("Ministry") of the Republic of Guinea granted GAPCO the exclusive mandate to pursue its preliminary study to evaluate the feasibility of the alumina refinery project at Sangaredi. This mandate is subject to the negotiation and execution of a definitive Investment and Concession Agreement ("Agreement") by June 30, 2004. The Company is engaged in negotiations with the Ministry, and expects to conclude the Agreement by the current deadline. In the event the Agreement is not concluded by June 30, 2004, the Company expects to obtain an extension.

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development, and the ability to secure adequate financing to meet the minimum capital required to successfully complete the project. The Company is directing substantially all of its efforts to various setup activities including engineering, development, and raising capital.

2. Basis of presentation and significant accounting policies

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles are not provided. These financial statements have been prepared following accounting principles consistent with those used in the annual audited consolidated financial statements and should be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2003. The results of the operations for the interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

3. Capital stock and other equity

(a) On January 27, 2004, the Company declared a 40-to-1 stock split in anticipation of closing on the $50,000,000 private placement offering described here below. Stockholders' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from capital in excess of par value to common stock the par value of the additional shares arising from the split. In addition, all references in the consolidated financial statements to the number of shares and per share amounts have been restated.

(b) Immediately prior to the private placement described below and after giving effect to the stock split mentioned here above, the authorized capital stock of the Company was increased from 1,500,000 shares, par value $.01 per share to 160,552,000 shares, par value $.01 per share.

(c) On February 3, 2004, the Company closed on a private placement offering, which raised gross proceeds of $50 million before commissions, fees and related transaction costs of approximately $5 million through the issuance of 50,000,000 units at $1.00 per unit. Each unit consisted of one common share of the Company and one-half warrant. Each whole warrant may be exercised to acquire one common share of the Company at an exercise price of $1.50 per common share for a time period of 24 months after the closing date. The proceeds of the offering will be used to complete the detailed design phase of the alumina refinery project, including engineering, preliminary construction and other work and working capital in preparation for the offering and sale of additional equity, construction loan closing and commencement of construction of the approximately $2 billion project. Of the approximately $2 billion necessary to finance the project, the Company plans to raise approximately $1.4 billion by the issuance of non-recourse debt and $600 million by the sale of additional common shares. The proposed debt and equity issues are the Company's current estimates, and are subject to change.

4. Loss per share

The computations for basic loss per common share are as follows:

Three months ended,	March 31, 2004	March 31, 2003
Net Loss	(1,939,702)	(375,358)
Average Number of Shares	76,660,000	47,160,000
Loss per Common Share	(0.03)	(0.01)

Stock options and warrants to purchase 33,000,000 common shares were outstanding as of March 31, 2004.

Diluted earnings per share are not presented as the exercise of the potentially dilutive options would have an anti-dilutive effect on earnings per share and/or the options' exercise price was greater than the average market price of the common shares for the reporting period.

5. Commitments

Effective March 1, 2004, the Company appointed two financial advisors, one in connection with securing equity and the other in connection with raising limited recourse project finance, for development and construction funding of the approximately $2 billion alumina refining facility in Guinea. The Company agreed to pay to its financial advisors an aggregate monthly retainer of $75,000 and success fees based on an agreed upon formula. The success fees to said advisor will accrue upon receipt by the Company of commitment letters for project associated equity and debt financing raised and will be payable in full at the execution and delivery of the definitive financing documents. The agreement with Company's debt advisor will continue until the earlier of the consummation of debt financing and January 1, 2007. The agreement with the Company's equity advisor will continue until the earlier of the consummation of securities underwriting and December 31, 2005. Both agreements can be terminated by either party.

6. Subsequent events

Stock Option Plan

In May 2004, the Company adopted a stock option plan, which would provide for employees, directors, officers and consultants of the Company to have the opportunity to acquire common shares of the Company through the grant of options that are incentive stock options or nonqualified stock options. The plan proposed that 10,000,000 common shares, representing approximately 10% of the outstanding common shares of the Company, be reserved for grants.

Merger

On March 12, 2004, the Company entered into a definitive Agreement of Arrangement ("the Arrangement") with PL Internet, Inc. ("PLI"), an Ontario reporting issuer, under which it proposed that pursuant to a court approved Plan of Arrangement in the British Virgin Islands GAPCO shareholders would exchange their shares of GAPCO for shares of PLI (the "Share Exchange"), resulting in GAPCO becoming a wholly-owned subsidiary of PLI. The Share Exchange was completed on May 26, 2004. For accounting purposes, the transaction is considered a reverse take-over whereby GAPCO would be considered the acquiring company as the shareholders of GAPCO would acquire more than 50% of the issued and outstanding stock of PLI.

Prior to the Share Exchange, PLI filed amended articles of incorporation (the "Amendment") to consolidate its outstanding share capital and to change its name to Global Alumina Products Corporation ("Global"). Following the Share Exchange, Global changed its jurisdiction of incorporation from Ontario to New Brunswick ("the Continuance") by filing articles of continuance under the New Brunswick Business Corporations Act. Global then continued as a public company and a reporting issuer in Ontario. Global has applied for approval to list its common shares on the TSX Venture Exchange. The issued and fully paid share capital of Global on a proforma basis, after giving effect to the Amendment, the Stock Consolidation, the Share Exchange and the Continuance, has been disclosed in the Management Information Circular dated April 2, 2004.

Share Purchase Agreement

The Board of Directors of the Company was presented with a proposed share purchase agreement between the Company, Aluminpro Aluminum Industry Professionals, Inc. ("Aluminpro") and certain stockholders of Aluminpro. Pursuant to the share purchase agreement, the Company would acquire all of the outstanding shares of capital stock of Aluminpro for an aggregate purchase price of $1 million, of which $500,000 would be in the form of a cash downpayment and the remaining $500,000 would be in the form of (i) 500,000 common shares of Global and (ii) warrants to purchase 250,000 common shares of Global.

Management's Discussion and Analysis

The following discussion and analysis is management's assessment of the results and financial condition of GAPCO (Guinea Aluminum Products Corporation) Ltd (the "Company" or "GAPCO") and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003 and the unaudited interim financial statements for the three months ended March 31, 2004, together with the related notes contained therein. The date of this management's discussion and analysis is May 27, 2004.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Business of GAPCO

GAPCO's main business is to participate in the development of the aluminum processing industry in Guinea. GAPCO's major initiative is the development of a state-of-the-art alumina refinery adjacent to a bauxite mine in Sangarédi, Guinea. GAPCO expects to incur losses for the next several years while focusing on the design, financing and construction of the alumina refinery. GAPCO has been unprofitable since incorporation and has not to date earned any form of revenue. GAPCO has incurred a cumulative deficit of $(11,971,619)since its incorporation on July 21, 1999.

Material Transaction

On March 12, 2004, the Company entered into a definitive Agreement of Arrangement (the "Arrangement") with PL Internet Inc. ("PLI"), an Ontario reporting issuer, under which it proposed that pursuant to a court approved Plan of Arrangement in the British Virgin Islands GAPCO shareholders would exchange their shares of GAPCO for shares of PLI (the "Share Exchange"), resulting in GAPCO becoming a wholly-owned subsidiary of PLI. The Share Exchange was completed on May 26, 2004. For accounting purposes, the transaction is considered a reverse take-over whereby GAPCO would be considered the acquiring company as the shareholders of GAPCO would acquire more than 50% of the issued and outstanding stock of PLI.

Prior to the Share Exchange, PLI filed amended articles of incorporation (the "Amendment") to consolidate its outstanding share capital and to change its name to Global Alumina Products Corporation ("Global"). Following the Share Exchange, Global changed its jurisdiction of incorporation from Ontario to New Brunswick (the "Continuance") by filing articles of continuance under the New Brunswick *Business Corporations Act*. Global then continued as a public company and a reporting issuer in Ontario. Global has applied for approval to list its common shares on the TSX Venture Exchange. The issued and fully paid share capital of Global on a *pro forma* basis, after giving effect to the Amendment, the Stock Consolidation, the Share Exchange and the Continuance, has been disclosed in the Management Information Circular dated April 2, 2004.

Additional information with respect to the transaction may be found in the Management Information Circular dated April 2, 2004.

Selected annual financial information

The following selected annual financial information is derived from the audited consolidated financial statements for the three most recently completed financial years and is prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Total revenues	Nil	Nil	Nil
Net income (loss)	$(1,127,624)	$(2,731,863)	$(3,580,940)
Earnings (loss) per share	(0.96)	(2.39)	(3.67)
Total assets	125,682	175,388	551,372

Selected quarterly information

As a private company, GAPCO did not previously prepare quarterly financial statements. The comparative financial statements for the quarter ended March 31, 2003 were prepared for the purpose of inclusion in the Company's interim financial statements for the period ended March 31, 2004.

	Quarter ended March 31, 2004	**Quarter ended March 31, 2003**
Total revenues (interest income)	$75,083	$nil
Net income (loss)	(1,939,702)	(375,358)
Net income (loss) per share	(0.03)[1]	(0.01)[1]

Results of operations

GAPCO's operations during the three months ended March 31, 2004 produced a net loss of $1,939,702 or $0.03 per share (2003 –$ 375,358 or $0.01 per share). The significant increase in net loss is primarily due to increased engineering costs incurred in connection with the alumina refinery project and the additional costs incurred in connection with the reverse take-over transaction described under "Material Transaction". Interest income of $75,083 was received from the proceeds raised from the private placement described under "Liquidity and capital resources".

Liquidity and capital resources

At March 31, 2004, the Company had a working capital surplus of $41,197,495 compared to a deficit of $1,823,417 as at December 31, 2003. The increase is primarily attributed to the increase in cash from the private placement described below.

On January 27, 2004, the Company declared a 40-to-1 stock split in anticipation of closing on the $50,000,000 private placement offering described below. Stockholders' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from capital in excess of par value to common stock the par value of the additional shares arising from the split. In addition, all

1 After giving retroactive effect to a 40-to-1 stock split described under "Liquidity and capital resources".

references in the consolidated financial statements to the number of shares and per share amounts have been restated.

Immediately prior to the private placement described below and after giving effect to the stock split mentioned here above, the authorized capital stock of the Company was increased from 1,500,000 shares, par value $0.01 per share to 160,552,000 shares, par value $0.01 per share.

On February 3, 2004, the Company closed on a private placement offering, which raised gross proceeds of $50 million before commissions, fees and related transaction costs of approximately $5 million through the issuance of 50,000,000 units at $1.00 per unit. Each unit consisted of one common share of the Company and one-half warrant. Each whole warrant may be exercised to acquire one common share of the Company at an exercise price of $1.50 per common share for a time period of 24 months after the closing date. The proceeds of the offering will be used to complete the detailed design phase of the alumina refinery project, including engineering, preliminary construction and other work and working capital in preparation for the offering and sale of additional equity, construction loan closing and commencement of construction of the approximately $2 billion project. Of the approximately $2 billion necessary to finance the project, the Company plans to raise approximately $1.4 billion by the issuance of non-recourse debt and $600 million by the sale of additional common shares. The proposed debt and equity issues are the Company's current estimates, and are subject to change.

Contractual commitments

The Company had no contractual commitments as at December 31, 2003 or March 31, 2004 other than as disclosed in the Company's financial statements for those periods.

Off-balance sheet arrangements

The Company had no off balance sheet arrangements as at December 31, 2003 or March 31, 2004.

Related party transactions

Related party information is provided in note 3 to the Company's audited annual financial statements for the year ended December 31, 2003. There has been no material change to the information disclosed therein.

Fourth Quarter Information

The Company had no material transactions during the 3 months ended December 31, 2003.

Proposed Transactions

Refer to information presented under "Material Transaction".

Critical accounting estimates

A detailed summary of all the Company's significant accounting policies is included in note 1 to the annual financial statements for the year ended December 31, 2003.

Changes in accounting principles

Stock-based compensation

The CICA issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"), which is effective for stock-based awards or payments granted on or after January 1, 2002. Section 3870 provides guidance for the recognition, measurement and disclosure of stock-based awards or payments and prescribes a fair value based method for accounting for certain stock-based transactions. Since GAPCO was a private company for the periods covered by this management's discussion and analysis, Section 3870 has had no impact on the financial statements or related disclosures for the year ended December 31, 2003 or for the three months ended March 31, 2004.

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004. The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred. These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs. The asset retirement cost is to be capitalized and amortized into operations over time. This standard had no impact on the Company.

Financial Instruments and Other Instruments

The Company had no financial instruments other than accounts receivable and accounts payable as at December 31, 2003 or March 31, 2004.

Outstanding Share Data

As of May 27, 2004 there was no change to the Company's issued and outstanding shares as disclosed on note 2 to the Company's interim financial statements for the three months ended March 31, 2004. However, the Company's share capital structure has changed substantially upon completion of the Share Exchange as described under "Material Transaction".

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Michael J. Cella, Chief Financial Officer of Global Alumina Products Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Global Alumina Products Corporation (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 27, 2004

(Signed) Michael J. Cella
Chief Financial Officer
Global Alumina Products Corporation

2177427_1.DOC

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Bruce J. Wrobel, Chief Executive Officer of Global Alumina Products Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Global Alumina Products Corporation (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 27, 2004

(Signed) Bruce J. Wrobel
Chief Executive Officer
Global Alumina Products Corporation



GLOBAL ALUMINA PRODUCTS CORPORATION
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

JUNE 30, 2004 AND 2003

(In United States Dollars)

Notice To Reader

The management of Global Alumina Products Corporation is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

The comparative interim financial statements for 2003 have not been audited, reviewed or otherwise verified for accuracy and completeness of information by the auditor of the Company.

Chief Executive Officer

Chief Financial Officer

CONTENTS

GLOBAL ALUMINA PRODUCTS CORPORATION

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
(In United States Dollars)

	June 30, 2004 (Unaudited)	December 31, 2003 (Unaudited)
ASSETS		
Current assets		
Cash and cash equivalents	$ 37,050,098	$ 54,583
Due from affiliates and other assets	71,099	71,099
Total current assets	$ 37,121,197	$ 125,682
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		
Current liabilities		
Accounts payable and accrued liabilities	$ 1,431,647	$ 1,752,548
Due to affiliates	-	196,551
Total current liabilities	1,431,647	1,949,099
Long-term liabilities		
Note payable	-	300,000
Accrued interest	-	5,000
Total long-term liabilities	-	305,000
Commitments and contingencies (Note 7)		
Shareholders' equity (deficit)		
Capital Stock and Other Equity (Note 5)	52,683,114	7,907,500
Contributed Surplus	51,928	-
Stock subscription receivable	-	(4,000)
Accumulated Deficit	(17,045,492)	(10,031,917)
Total shareholders' equity (deficit)	35,689,550	(2,128,417)
	$ 37,121,197	$ 125,682

See accompanying notes to consolidated financial statements.

GLOBAL ALUMINA PRODUCTS CORPORATION

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(In United States Dollars)

	Six months ended June 30, 2004 (Unaudited)	Six months ended June 30, 2003 (Unaudited)	Three months ended June 30, 2004 (Unaudited)	Three months ended June 30, 2003 (Unaudited)
Expenses				
Engineering	$ 3,294,913	$ 86,088	$ 2,466,899	$ -
Professional fees	2,531,039	358,055	2,120,651	152,047
General and administrative	1,358,131	120,368	1,067,749	37,106
Total expenses	7,184,083	564,511	5,655,299	189,153
Other income				
Interest income	188,404	-	113,322	-
Net loss	$ (6,995,679)	$ (564,511)	$ (5,541,977)	$ (189,153)
Basic and diluted loss per common share (Note 6)	$ (0.08)	$ (0.01)	$ (0.06)	$ (0.00)
Deficit, beginning of period	$ (10,031,917)	$ (8,904,293)	$ (11,485,619)	$ (9,279,651)
Reverse Take Over Costs	(17,896)	-	(17,896)	-
Loss for the period	(6,995,679)	(564,511)	(5,541,977)	(189,153)
Deficit, end of period	$ (17,045,492)	$ (9,468,804)	$ (17,045,492)	$ (9,468,804)

See accompanying notes to consolidated financial statements.

GLOBAL ALUMINA PRODUCTS CORPORATION

(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In United States Dollars)

	Six months ended June 30, 2004 (Unaudited)	Six months ended June 30, 2003 (Unaudited)	Three months ended June 30, 2004 (Unaudited)	Three months ended June 30, 2003 (Unaudited)
Cash flows from operating activities				
Net loss	$ (6,995,679)	$ (564,511)	$ (5,541,977)	$ (189,153)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Stock options issued for services	51,928	-	51,928	-
Increase (decrease) in cash attributable to changes in operating assets and liabilities:				
Prepaid expenses	-	-	50,000	-
Accounts payable	(338,797)	225,585	659,839	91,847
Accrued interest	(5,000)	-	-	
Net cash provided by (used in) operating activities	(7,287,548)	(338,926)	(4,780,210)	(97,306)
Cash flows from investing activities				
Payments to affiliates		83,428		39,400
Cash flows from financing activities				
Proceeds from issuances of common shares	44,775,614	-	-	-
Collection of stock subscription receivable	4,000	-	-	-
Proceeds from (repayments to) affiliates	(196,551)	-	-	-
Proceeds from (repayments of) note payable	(300,000)	150,000	-	-
Net cash flows provided by (used in) financing activities	44,283,063	150,000	-	-
Net increase (decrease) in cash and cash equivalents	36,995,515	(105,498)	(4,780,210)	(57,906)
Cash and cash equivalents, beginning of period	54,583	117,376	41,830,308	69,784
Cash and cash equivalents, end of period	$ 37,050,098	$ 11,878	$ 37,050,098	$ 11,878

See accompanying notes to consolidated financial statements.

(Unaudited and in United States Dollars)

1. Nature of operations

Global Alumina Products Corporation ("Global" or the "Company") filed articles of continuance under the New Brunswick Business Corporations Act on May 26, 2004. The predecessor business of Global was carried on by GAPCO (Guinea Aluminum Products Corporation) Ltd ("GAPCO"), a British Virgin Islands company incorporated on July 21, 1999. GAPCO completed a reverse take over transaction with PL Internet Inc. on May 25, 2004 and subsequently changed its name to Global. For a description of the transaction see Note 4. Global's main business is the development of the aluminum processing industry in the Republic of Guinea ("Guinea"). Its major initiative is the development of a 2.8 million tonne per annum capacity, state-of-the-art alumina refinery adjacent to a bauxite mine in Sangaredi, Guinea. This mine is one of the largest bauxite mines in the world. Global intends to accomplish this initiative through its wholly-owned subsidiary, Boke Alumina Corporation, Ltd ("BAC"), also a British Virgin Islands company, and its Guinean subsidiary, Boke Alumina Corporation S.A.R.L.

GAPCO incorporated two wholly-owned subsidiaries in the Republic of Guinea in August 2000, Guinea Aluminum Products Corporation S.A.R.L. and Boke Alumina Corporation S.A.R.L. The corporations were formed to develop opportunities in the aluminum smelting and alumina refinery industries, respectively. The corporations share an office in Conakry, Guinea.

Currently, the Company is solely focused on the design, finance, construction, ownership and operation of an alumina refinery. The Company has deferred continued development of an aluminum smelting opportunity. Of the total cumulative expenses incurred for the period July 21, 1999 (date of inception) through June 30, 2004, $1,630,000 is directly attributable to the aluminum smelter project, and have been expensed as incurred in the statement of operations and deficit. The balance of the cumulative expenses relates to the alumina refinery project.

The Ministry of Mines, Geology and Environment ("Ministry") of the Republic of Guinea granted GAPCO the exclusive mandate to pursue its preliminary study to evaluate the feasibility of the alumina refinery project at Sangaredi. This mandate was subject to the negotiation and execution of a definitive Investment and Concession Agreement ("Agreement") by a certain date, recently extended to December 31, 2004. The Company and the Ministry currently are negotiating the Agreement.

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development, and the ability to secure adequate financing to meet the minimum capital required to successfully complete the project. The Company is directing substantially all of its efforts to various setup activities including engineering, development, and raising capital.

2. Basis of presentation and significant accounting policies

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles are not provided. These financial statements have been prepared following accounting principles consistent with those used in the annual audited consolidated financial statements and should be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2003. The results of the operations for the interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

(Unaudited and in United States Dollars)

3. Accounting Changes

Effective January 1, 2004, the Company adopted, on a prospective basis, section 3870, the new accounting recommendations of The Canadian Institute of Chartered Accountants (the "CICA"), relating to stock based compensation and other payments.

The new accounting recommendations require the Company to account for its grants under its employee stock option plan using the fair value based method of accounting for stock-based compensation. Accordingly, the fair value of the options at the date of grant is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period which approximates the expected exercise period. In situations where the company grants stock options or warrants in connection with a business acquisition, the fair value of the options or warrants at the date of grant is included in the cost of the acquisition, with an offsetting credit to additional paid-in capital. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital and contributed surplus are transferred to share capital.

Using the Black-Scholes pricing model, the weighted average fair value of options granted during the three-month period ended June 30, 2004 was estimated to be $576,560 of which $51,928 has been recognized as an expense in the three months ended June 30, 2004.No options were granted during the three-month period ended March 31, 2004 or during the corresponding period in 2003.

The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option-pricing model for the three-month periods ended June 30, 2004 were as follows:

Risk-free interest rate	**3.5%**
Dividend yield	**N/A**
Volatility factor	**55%**
Vesting period (in years)	**1-2**

4. PL Internet Inc. Merger

On March 12, 2004, GAPCO entered into a definitive Agreement of Arrangement ("the Arrangement") with PL Internet, Inc. ("PLI"), an Ontario reporting issuer, under which it proposed that pursuant to a court approved Plan of Arrangement in the British Virgin Islands, GAPCO shareholders would exchange their shares of GAPCO for shares of PLI (the "Share Exchange"), resulting in GAPCO becoming a wholly-owned subsidiary of PLI. The Share Exchange was completed on May 25, 2004. For accounting purposes, the transaction is considered a reverse take-over whereby GAPCO would be considered the acquiring company as the shareholders of GAPCO would acquire more than 50% of the issued and outstanding shares of PLI.

Prior to the Share Exchange, PLI filed amended articles of incorporation (the "Amendment") to consolidate its outstanding share capital and to change its name to Global Alumina Products Corporation ("Global"). Following the Share Exchange, on May 26, 2004, Global changed its jurisdiction of incorporation from Ontario to New

(Unaudited and in United States Dollars)

Brunswick by filing articles of continuance under the New Brunswick Business Corporations Act. Global then continued as a public company and a reporting issuer in Ontario. Global listed its common shares on the TSX Venture Exchange effective June 15, 2004. The transaction resulted in the Company's assumption of PLI's net liabilities in the amount of $121,915. Transaction costs incurred by PLI relating to the Share Exchange have been recorded as a charge to the retained earnings of the Company to the extent of cash in PLI in the amount $16,502, with the balance recorded as a period expense in the in the Company's statement of operations and deficit for the three months ended June 30, 2004. The total transaction costs incurred by the Company with respect to the Share Exchange amounted to approximately $635,000 and have been included in professional fees in the Company's statement of operations and deficit for the three months ended June 30, 2004. The effects of the PLI merger on the Company's share capital are as follows:

	Common Shares	Amount $	Warrants	Amount $	Total $
PLI share capital balance January 1, 2004	7,249,410	255,227		---	255,227
Issued for cash	600,000	30,660			30,660
PLI share capital balance March 31, 2004	7,849,410	285,887			285,887
Stock consolidation (a)	(2,849,787)	-			-
PLI share capital transfer to deficit (b)		(285,887)			(285,887)
Deemed issuance by the Company	4,999,623	-		-	-

(a) The issued and outstanding shares of PLI were consolidated from 7,849,410 to 4,999,623 shares.
(b) PLI's share capital was eliminated against the Company's retained earnings to reflect the continuity of the Company's share capital.

(Unaudited and in United States Dollars)

5. Capital stock and other equity

	Common Shares	Amount $	Warrants	Amount $	Total $
Common shares, no par value, authorized unlimited number of shares, issued and outstanding 102,159,623 and 47,160,000 shares at June 30, 2004 and December 31, 2003 respectively.					
Balance January 1, 2004	47,160,000	7,907,500	8,000,000	-	7,907,500
Shares issued in private placement (a)	50,000,000	40,799,570	25,000,000	3.976,044	44,775,614
Balance March 31, 2004	97,160,000	48,707,070	33,000,000	3,976,044	52,683,114
PLI Share Exchange (Note 4)	4,999,623	-	-	-	-
Balance, June 30, 2004	102,159,623	48,707,070	33,000,000	3,976,044	52,683,114

(a) On February 3, 2004, GAPCO closed on a private placement offering, which raised gross proceeds of $50 million before commissions, fees and related transaction costs of approximately $5 million through the issuance of 50,000,000 units at $1.00 per unit. Each unit consisted of one common share of the Company and one-half warrant. Each whole warrant may be exercised to acquire one common share of the Company at an exercise price of $1.50 per common share for a time period of 24 months after the closing date. The proceeds of the offering will be used to complete the detailed design phase of the alumina refinery project, including engineering, preliminary construction and other work and working capital in preparation for the offering and sale of additional equity, construction loan closing and commencement of construction of the approximately $2 billion project. The net proceeds from the offering amounted to $44,775,614 after deducting agents' fees and related expenses of $4,724,386 and non cash consideration of $500,000. The net proceeds of $44,775,614 were allocated between shares and warrants based on their respective fair values using the Black-Scholes pricing model. The principal assumptions used in applying the Black-Scholes option-pricing model were as follows:

(Unaudited and in United States Dollars)

Risk-free interest rate	**3.5%**
Dividend yield	**N/A**
Volatility factor	**55%**
Expected life	**2 years**

(b) On January 27, 2004, GAPCO declared a 40-to-1 stock split in anticipation of closing on the $50,000,000 private placement offering described above. Shareholders' equity has been restated to give retroactive recognition to the stock split for all periods presented. All references in the consolidated financial statements to the number of shares and per share amounts have been restated. In addition, conforming changes have been made to comparative share capital amounts at December 31, 2003 to reflect the fact that the Company's shares no longer have any par value.

(c) Details of share purchase warrants issued and outstanding at June 30, 2004 are as follows.

Number of Shares Exercisable	Expiry Date	Exercise Price
25,000,000	February 3, 2006	$1.50
4,000,000	December 31, 2006	$1.00
4,000,000	February 3, 2008	$1.00

Stock Options

In May 2004, the Company adopted a stock option plan, which would provide for employees, directors, officers and consultants of the Company to have the opportunity to acquire common shares of the Company through the grant of options that are incentive stock options or nonqualified stock options. The Board of Directors approved an Employee Stock Option Plan under which 10,000,000 common shares were reserved for issuance to employees. The Plan is limited to a maximum term of ten years. A total of 1,010,000 options with an exercise price of $1.50 were granted on May 27, 2004 pursuant to the terms of the Plan. The options granted have a term of five years and vest 50% after one year and 50% after two years from the date of grant.

(Unaudited and in United States Dollars)

A summary of the status of the Company's plan is as follows:

	Weighted average Number of options	Weighted average exercise price
Outstanding, January 1, 2004	Nil	$ -
Granted	1,010,000	$1.50
Expired or cancelled	Nil	
Exercised	Nil	
Outstanding, June 30, 2004	1,010,000	$1.50
Exercisable-June 30, 2004	Nil	Nil

6. Loss per share

The computations for basic loss per common share are as follows:

	Six months ended June 30, 2004	**Six months ended June 30, 2003**	**Three months ended June 30, 2004**	**Three months ended June 30, 2003**
Net Loss	(6,995,679)	(564,511)	(5,541,977)	(189,153)
Average Number of Shares	89,660,000	47,160,000	98,826,000	47,160,000
Loss per Common Share	(0.08)	(0.01)	(0.06)	(0.00)

Diluted earnings per share are not presented as the exercise of the potentially dilutive options would have an anti-dilutive effect on earnings per share and/or the options' exercise price was greater than the average market price of the common shares for the reporting period.

(Unaudited and in United States Dollars)

7. Commitments

Effective March 1, 2004, GAPCO appointed two financial advisors, one in connection with securing equity and the other in connection with raising limited recourse debt, for development and construction funding of the approximately $2 billion alumina refining facility in Guinea. GAPCO agreed to pay to its financial advisors an aggregate monthly retainer of $75,000 and success fees based on an agreed upon formula. The success fees to said advisors will accrue upon receipt of commitment letters for project associated equity and debt financing, and will be payable in full upon the execution and delivery of the definitive financing documents. The agreement with the debt advisor will continue until the earlier of the consummation of debt financing and January 1, 2007. The agreement with the equity advisor will continue until the earlier of the consummation of securities underwriting and December 31, 2005. Both agreements can be terminated by either party.

8. Adjustment to First Quarter Results

The results for the three months ended March 31, 2004 have been adjusted to reflect a decrease to professional fees of $486,000 related to the Company's private placement described in Note 5(a). This amount has been netted against the proceeds from the offering. As a result of this adjustment, the Company's net loss for the three months to March 31, 2004 has been reduced by $486,000 and the loss per share has been reduced from $0.03 to $0.02 per share. Conforming changes have been made to the cash flow statements to reflect this adjustment.

9. Subsequent events

Aluminpro Acquisition
On July 19, 2004, the Company acquired all of the outstanding share capital of Aluminpro Aluminum Industry Professionals Inc ("Aluminpro"). The purchase consideration consisted of $500,000 in the form of a cash payment and the balance consisted of 500,000 units of Global valued at $1 each ("Global Units"). Each Global Unit consists of one common share of Global (a "Global Common Share") and one-half of one warrant of Global (each whole warrant a "Global Warrant"). Each Global Warrant entitles the holder thereof to purchase an additional Global Common Share at a price of $1.50 per share until February 3, 2006. For accounting purposes, the transaction will be accounted for as a purchase of Aluminpro by Global and the results of Aluminpro will be consolidated by Global from July 19, 2004, the effective date of the acquisition. The Company expects to complete the allocation of the cost of the purchase to the assets acquired and liabilities assumed in its financial statements for the nine months ending September 30, 2004.

Management's Discussion and Analysis

The following discussion and analysis is management's assessment of the results and financial condition of Global Alumina Products Corporation ("Global" or the "Company") and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003 and the unaudited interim financial statements for the six months ended June 30, 2004, together with the related notes contained therein. The Company's most recent filings are available on the SEDAR website. All dollar amounts are in United States dollars. The date of this management's discussion and analysis is August 26, 2004.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise

Business of Global

The predecessor business of Global was carried on by GAPCO (Guinea Aluminum Products Corporation) Ltd ("GAPCO"), a British Virgin Islands company incorporated on July 21, 1999. GAPCO completed a share exchange transaction with PL Internet Inc. ("PLI") on May 25, 2004, which changed its name to Global Alumina Products Corporation. Global filed articles of continuance under the New Brunswick *Business Corporations Act* on May 26, 2004. For a description of this transaction see "Material Transaction".

Global's main business is to participate in the development of the aluminum processing industry in Guinea. Global's major initiative is the development of a state-of-the-art alumina refinery adjacent to a bauxite mine in Sangarédi, Guinea. Global expects to incur losses for the next several years while focusing on the design, financing and construction of the alumina refinery. Global has been unprofitable since incorporation and has not to date earned any form of revenue, except interest income. To date, it has incurred a cumulative deficit of $17,045,492 since the commencement of operations on July 21, 1999.

Material Transaction

On March 12, 2004, the Company entered into a definitive Agreement of Arrangement (the "Arrangement") with PLI, an Ontario reporting issuer, under which it proposed that pursuant to a court approved Plan of Arrangement in the British Virgin Islands, GAPCO shareholders would exchange their shares of GAPCO for shares of PLI (the "Share Exchange"), resulting in GAPCO becoming a wholly-owned subsidiary of PLI. The Share Exchange was completed on May 25, 2004. For accounting purposes, the transaction is considered a reverse take-over whereby GAPCO would be considered the acquiring company as the shareholders of GAPCO acquired more than 50% of the issued and outstanding stock of PLI.

Prior to the Share Exchange, PLI filed amended articles of incorporation (the "Amendment") to consolidate its outstanding share capital and to change its name to Global Alumina Products Corporation. Following the Share Exchange, Global changed its jurisdiction of incorporation from Ontario to New Brunswick (the "Continuance") by filing articles of continuance under the New Brunswick *Business Corporations Act*. Global then continued as a public company and a reporting issuer in Ontario. Global listed its common shares on the TSX Venture Exchange effective June 15, 2004 and became a reporting issuer in British Columbia, Alberta and Quebec, in addition to Ontario. Additional information with respect to this transaction may be found in the Management Information Circular dated April 2, 2004.

Selected annual financial information

The following selected annual financial information is derived from the audited consolidated financial statements for the three most recently completed financial years and is prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Total revenues	Nil	Nil	Nil
Net income (loss)	$(1,127,624)	$(2,731,863)	$(3,580,940)
Earnings (loss) per share[1]	(0.02)	(0.06)	(0.09)
Total assets	125,682	175,388	551,372

Selected quarterly information

Global's predecessor operating business, GAPCO, did not previously prepare quarterly financial statements, as it was a private company. The comparative financial statements for the quarters ended June 30, 2003 and March 31, 2003 were prepared for the purpose of inclusion in the Company's interim financial statements for the periods ended June 30, 2004 and March 31, 2004, respectively.

	Quarter ended June 30, 2004	Quarter ended June 30, 2003	Quarter ended March 31, 2004	Quarter ended March 31, 2003
Total revenues (interest income)	$113,322	$nil	$75,083	$nil
Net loss	(5,541,977)	(189,153)	(1,453,702)	(375,358)
Net loss per share	(0.06)	(0.00)	(0.02)	(0.01)

Results of operations

Global's operations during the six months ended June 30, 2004 produced a net loss of $6,995,679 or $0.08 per share (2003 –$564,511 or $0.01 per share) and during the three months ended June 30, 2004 a net loss of $5,541,977 or $0.06 per share (2003 –$189,153 or $nil per share), respectively. The significant increase in net loss is primarily due to increased engineering costs incurred in connection with the alumina refinery project and the additional costs incurred in connection with the Share Exchange transaction described under "Material Transaction". Interest income for the six months ended June 30, 2004 was $188,404 (2003 - $nil) and for the three months ended June 30, 2004 was $113,322 (2003 - $nil). The interest income in 2004 was received from the proceeds realized from the private placement described under "Liquidity and capital resources".

Liquidity and capital resources

At June 30, 2004, the Company had a working capital surplus of $35,689,550, compared to a deficit within GAPCO of $1,823,417 as at December 31, 2003. The increase is primarily attributed to the increase in cash from the private placement described below.

On January 27, 2004, GAPCO declared a 40-to-1 stock split in anticipation of closing on the $50,000,000 private placement offering described below. Shareholders' equity has been restated to give retroactive

[1] Earnings per share has been restated to give effect to the 40-to-1 stock split on January 27, 2004.

recognition to the stock split for all periods presented. In addition, all references in the consolidated financial statements to the number of shares and per share amounts have been restated.

On February 3, 2004, GAPCO closed on a private placement offering, which raised gross proceeds of $50 million before commissions, fees and related transaction costs of approximately $5 million through the issuance of 50,000,000 units at $1.00 per unit. Each unit consisted of one common share of the company and one-half warrant. Each whole warrant may be exercised to acquire one common share of the company at an exercise price of $1.50 per common share for a time period of 24 months after the closing date. The proceeds of the offering, net of offering costs, amounted to $44,775,614 and will be used to complete the detailed design phase of the alumina refinery project, including engineering, preliminary construction and other work and working capital in preparation for the offering and sale of additional equity, construction loan closing and commencement of construction of the approximately $2 billion project. Of the approximately $2 billion necessary to finance the project, the Company plans to raise approximately $1.4 billion by the issuance of non-recourse debt and $600 million by the sale of additional common shares. The proposed debt and equity issues are the Company's current estimates, and are subject to change.

Contractual commitments

Effective March 1, 2004, GAPCO appointed two financial advisors, one in connection with securing equity and the other in connection with raising limited recourse debt, for development and construction funding of the approximately $2 billion alumina refining facility in Guinea. GAPCO agreed to pay to its financial advisors an aggregate monthly retainer of $75,000 and success fees based on an agreed upon formula. The success fees to said advisors will accrue upon receipt of commitment letters for project associated equity and debt financing, and will be payable in full at the execution and delivery of the definitive financing documents. The agreement with the debt advisor will continue until the earlier of the consummation of debt financing and January 1, 2007. The agreement with the equity advisor will continue until the earlier of the consummation of securities' underwriting and December 31, 2005. The agreements can be terminated by either party.

Off-balance sheet arrangements

The Company had no off balance sheet arrangements as at December 31, 2003 or June 30, 2004.

Related party transactions

Related party information is provided in note 3 to the Company's audited annual financial statements for the year ended December 31, 2003 and has been reproduced in the following paragraphs. There has been no material change to the information disclosed therein.

The Company has an agreement to pay one of its shareholders a retainer of $45,000 per month for professional services regarding development activities with respect to the alumina refinery project.

GAPCO entered into an engineering services agreement in December 2001 with one of its shareholders, and advanced $300,000 for services to be performed under the agreement. On December 22, 2003, the parties entered into an agreement under which the parties agreed to: (i) establish the value of services actually performed at $150,000, (ii) payment by the shareholder of a $150,000 refund, and (iii) terminate the engineering services agreement.

The Company has an informal agreement with one of its shareholders to either pay directly or reimburse the shareholder for professional services rendered by employees of, and consultants retained by, the shareholder. All professional services rendered by employees of, and consultants retained by, the shareholder have been retained at or below market rates. The Company also has an informal agreement to reimburse this shareholder for occupancy expenses. Occupancy expenses for the years ended December 31, 2003, 2002 and 2001 and the cumulative period July 21, 1999 (date of inception) to

December 31, 2003 were approximately $17,000, $152,000, $94,000 and $288,000, respectively. Occupancy expenses for the six months ended June 30, 2004 were $54,474.

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Critical accounting estimates

A detailed summary of all the Company's significant accounting policies is included in note 1 to the audited annual financial statements for the year ended December 31, 2003. The Company believes that the only significant accounting estimate it has had to make involves the determination of expense versus deferral treatment with respect to its development expenditures. Based on the criteria set out in CICA Handbook section 3450 "Research and Development Costs" and Accounting Guideline 11 "Enterprises in the Development Stage", the Company has determined that all of its development expenditures should continue to be expensed.

Changes in accounting principles

Stock-based compensation

Effective January 1, 2004, the Company adopted the new recommendations of Section 3870 of the CICA Handbook, "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"). Section 3870 provides guidance for the recognition, measurement and disclosure of stock-based awards or payments and prescribes a fair value based method for accounting for certain stock-based transactions. Using the Black-Scholes pricing model, the weighted average fair value of options granted during the three-month periods ended June 30, 2004 was estimated to be $576,560 of which $51,928 has been recognized as an expense in the three months ended June 30, 2004. No options were granted during the three-month period ended March 31, 2004 or during the corresponding periods in 2003.

Asset retirement obligations

Effective January 1, 2004, the Company adopted the new recommendations of Section 3110 of the CICA Handbook "Asset Retirement Obligations". The standard requires the recognition in the financial statements of the liability associated with the present value of future site reclamation costs when the liability is incurred. These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs. The asset retirement cost is to be capitalized and amortized into operations over time. This standard had no impact on the Company.

Impairment of long-lived assets

Effective January 1, 2004, the Company adopted the new recommendations of Section 3063 of the CICA Handbook "Impairment of Long-lived Assets". Section 3063 requires that the impairment of long-lived assets held for use be established through a two-step process, with the first step determining when an impairment is recognized, and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition, and is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. This standard had no impact on the Company.

Financial Instruments and Other Instruments

The Company had no financial instruments other than accounts receivable and accounts payable as at December 31, 2003 and June 30, 2004.

Outstanding Share Data

Common Shares:

The Company has authorized an unlimited number of common shares, with no par value, of which 102,709,623 shares are issued and outstanding as at August 26, 2004.

Share purchase warrants:

Number of Shares Exercisable	Expiry Date	Exercise Price
24,950,000	February 3, 2006	$1.50
250,000	February 3, 2006	$1.50
4,000,000	December 31, 2006	$1.00
4,000,000	February 3, 2008	$1.00

Employee Stock Options:

In May 2004, the Company adopted a stock option plan (the "Plan"), under which 10,000,000 common shares are reserved for issuance, which provides for employees, directors, officers and consultants of the Company to have the opportunity to acquire common shares of the Company through the grant of options that are incentive stock options or nonqualified stock options. A total of 1,010,000 options were granted on May 27, 2004 pursuant to the terms of the Plan. These options have a maximum term of 5 years and vest over a two-year period.

Other Matters

Recent Management Changes

Upon its Continuance on May 26, 2004, GAPCO's board of directors (except Mr. Safwat) and officers were elected as Global's board of directors and officers. At the same time, Mr. Bemard Cousineau joined the board of directors, and was elected as President of Global. Mr. Cousineau has more than 30 years of experience in the aluminum industry, including most recently as Vice President and Director of Aluminpro. Prior to joining Aluminpro, he served as President and Chief Executive Officer of Alcan Jamaica, and before that, worked for six years as the plant manager of the Aughinish Alumina Refinery in Ireland.

Concurrently with the above appointments, Mr. Ian Porteous was named Senior Vice President - Technology, and Mr. Frank Donohue was named Senior Vice President - Construction. Mr. Porteous brings 40 years of aluminum industry experience, including most recently as President of Aluminpro. Prior to joining Aluminpro, Mr. Porteous served as Alcan Inc.'s Vice President, Director of Technology for ten years where he was responsible for its global bauxite and alumina operations technology.

Mr. Donohue brings 33 years of industrial engineering and construction management experience. Prior to joining Global, Mr. Donohue served for four years as the President of Power Professionals Ltd., an engineering and construction management consulting company providing services to the electric utility

and independent power industries. Prior to Power Professionals, Mr. Donohue was the Senior Vice President, Engineering and Construction at Sithe Energies, Inc.

On August 18, 2004, Global announced the appointment of Mamady Youla as Deputy Director General of its Guinean subsidiary, Boké Alumina Corporation S.A.R.L. Mr. Youla previously worked as an Advisor to the Guinean Minister of Mines, before assuming the position of Economic Advisor to the Prime Minister of Guinea. At the Ministry of Mines, Mr. Youla was in charge of the economic and financial affairs of the Ministry of Natural Resources and Energy, and the Ministry of Mines, Geology and Environment.

Status Of Discussions With The Ministry of Mines, Geology and Environment of the Republic of Guinea

The Ministry of Mines, Geology and Environment ("Ministry") of the Republic of Guinea granted GAPCO the exclusive mandate to pursue its preliminary study to evaluate the feasibility of the alumina refinery project at Sangaredi. This mandate was subject to the negotiation and execution of a definitive Investment and Concession Agreement ("Agreement") by a certain date, recently extended to December 31, 2004. The Company and the Ministry currently are negotiating the Agreement.

Aluminpro Aluminum Industry Professionals Inc

On July 19, 2004, the Company acquired all of the outstanding share capital of Aluminpro Aluminum Industry Professionals Inc ("Aluminpro"). The purchase consideration consisted of $500,000 in the form of a cash payment and the balance consisted of 500,000 units of Global valued at $1 each ("Global Units"). Each Global Unit consists of one common share of Global (a "Global Common Share") and one-half of one warrant of Global (each whole warrant a "Global Warrant"). Each Global Warrant entitles the holder thereof to purchase an additional Global Common Share at a price of $1.50 per share until February 3, 2006. For accounting purposes, the transaction will be accounted for as a purchase of Aluminpro by Global and the results of Aluminpro will be consolidated by Global from July 19, 2004, the effective date of the acquisition.

Breakdown of Expenses

Expenses	Six months ended June 30, 2004	Six months ended June 30, 2003	Year ended December 31, 2003	Year ended December 31, 2002
Engineering	3,294,913	86,088	106,328	1,399,829
Professional fees	2,531,039	358,055	815,512	1,317,053
General and administrative	1,358,131	120,368	205,784	522,217
Total expenses	$7,184,083	$564,511	$1,127,624	$3,239,099

Risk Factors

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development, and the ability to secure adequate financing to meet the minimum capital required to successfully complete the project. The Company is directing substantially all of its efforts to various setup activities including engineering, development, and raising capital.

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Michael J. Cella, Chief Financial Officer of Global Alumina Products Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Global Alumina Products Corporation (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 25, 2004

"Michael J. Cella"
Michael J. Cella
Chief Financial Officer
Global Alumina Products Corporation

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Bruce J. Wrobel, Chief Executive Officer of Global Alumina Products Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Global Alumina Products Corporation (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 25, 2004

"Bruce J. Wrobel"
Bruce J. Wrobel
Chief Executive Officer
Global Alumina Products Corporation



GLOBAL ALUMINA PRODUCTS CORPORATION
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

SEPTEMBER 30, 2004 AND 2003

(In United States Dollars)

Notice To Reader

The management of Global Alumina Products Corporation is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

The comparative interim financial statements for 2003 have not been audited, reviewed or otherwise verified for accuracy and completeness of information by the Company's independent auditors.

Chief Executive Officer

Chief Financial Officer

CONTENTS

GLOBAL ALUMINA PRODUCTS CORPORATION

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

(In United States Dollars)

	September 30, 2004 (Unaudited)	December 31, 2003 (Unaudited)
ASSETS		
Current assets		
Cash and cash equivalents	$ 31,303,860	$ 54,583
Due from affiliates and other assets	85,709	71,099
Total current assets	31,389,569	125,682
Long-term assets		
Engineering contracts (Note 4)	863,716	-
Total assets	$ 32,253,285	$ 125,682
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		
Current liabilities		
Accounts payable and accrued liabilities	$ 4,213,655	$ 1,752,548
Due to affiliates	-	196,551
Total current liabilities	4,213,655	1,949,099
Long-term liabilities		
Note payable	-	300,000
Accrued interest	-	5,000
Total long-term liabilities	-	305,000
Commitments and contingencies (Note 8)		
Shareholders' equity (deficit)		
Capital Stock and Other Equity (Note 6)	53,258,114	7,907,500
Contributed Surplus	160,915	-
Stock subscription receivable	-	(4,000)
Accumulated Deficit	(25,379,399)	(10,031,917)
Total shareholders' equity (deficit)	28,039,630	(2,128,417)
	$ 32,253,285	$ 125,682

See accompanying notes to consolidated financial statements.

GLOBAL ALUMINA PRODUCTS CORPORATION

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(In United States Dollars)

	Nine months ended September 30, 2004 (Unaudited)	Nine months ended September 30, 2003 (Unaudited)	Three months ended September 30, 2004 (Unaudited)	Three months ended September 30, 2003 (Unaudited)
Expenses				
Engineering	$ 9,662,590	$ 160,094	$ 6,367,677	$ 74,006
Professional fees	4,016,965	490,209	1,506,210	132,154
General and administrative	1,748,875	147,835	370,459	27,467
Amortization	215,929	-	215,929	-
Total expenses	15,644,359	798,138	8,460,275	233,627
Other income				
Interest income	294,657	-	106,253	-
Fee income	20,115	-	20,115	-
Net loss	$ (15,329,586)	$ (798,138)	$ (8,333,907)	$ (233,627)
Basic and diluted loss per common share (Note 7)	$ (0.16)	$ (0.02)	$ (0.08)	$ (0.00)
Deficit, beginning of period	$ (10,031,917)	$ (8,904,293)	$ (17,045,492)	$ (9,468,804)
Reverse Take Over Costs	(17,896)	-	-	-
Loss for the period	(15,329,586)	(798,138)	(8,333,907)	(233,627)
Deficit, end of period	$ (25,379,399)	$ (9,702,431)	$ (25,379,399)	$ (9,702,431)

See accompanying notes to consolidated financial statements.

GLOBAL ALUMINA PRODUCTS CORPORATION

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In United States Dollars)

	Nine months ended September 30, 2004 (Unaudited)	Nine months ended September 30, 2003 (Unaudited)	Three months ended September 30, 2004 (Unaudited)	Three months ended September 30, 2003 (Unaudited)
Cash flows from operating activities				
Net loss	$ (15,329,586)	$ (798,138)	$ (8,333,907)	$ (233,627)
Amortization	215,929	-	215,929	-
Total Cash flows from operating activities	(15,113,657)	(798,138)	(8,117,978)	(233,627)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Stock options issued for services	160,915	-	108,987	-
Increase (decrease) in cash attributable to changes in operating assets and liabilities:				
Security deposit	-	(17,350)	-	-
Accounts payable	2,406,736	253,331	2,760,533	71,774
Due from affiliates and other assets	(177,647)	339,578	3,904	63,800
Accrued interest	(5,000)	-	-	-
Net cash provided by (used in) operating activities	(12,728,653)	(222,579)	(5,244,554)	(98,053)
Cash flows from investing activities				
Acquisition of Aluminpro (Note 4)	(576,684)	-	(576,684)	-
Payments to affiliates	-	83,428	-	39,400
Cash flows from financing activities				
Proceeds from issuances of common shares	44,850,614	-	75,000	-
Collection of stock subscription receivable	4,000	-	-	-
Proceeds from (repayments of) note payable	(300,000)	-	-	25,000
Net cash flows provided by (used in) financing activities	44,554,614	-	75,000	25,000
Net increase (decrease) in cash and cash equivalents	31,249,277	(139,151)	(5,746,238)	(33,653)
Cash and cash equivalents, beginning of period	54,583	117,376	37,050,098	11,878
Cash and cash equivalents, end of period	$ 31,303,860	$ (21,775)	$ 31,303,860	$ (21,775)

See accompanying notes to consolidated financial statements.

(Unaudited and in United States Dollars)

1. Nature of operations

Global Alumina Products Corporation ("Global" or the "Company") filed articles of continuance under the New Brunswick Business Corporations Act on May 26, 2004. The predecessor business of Global was carried on by GAPCO (Guinea Aluminum Products Corporation) Ltd ("GAPCO"), a British Virgin Islands company incorporated on July 21, 1999. GAPCO completed a reverse take over transaction with PL Internet Inc. on May 25, 2004 and subsequently changed its name to Global. For a description of the transaction see Note 5. Global's main business is the development of the alumina refining industry in the Republic of Guinea ("Guinea"). Its major initiative is the development of an alumina refinery located in the major bauxite mining region of the Republic of Guinea. This region is one of the largest bauxite producing regions in the world. Global intends to accomplish this initiative through its wholly-owned subsidiary, Guinea Alumina Corporation, Ltd. (formerly Boke Alumina Corporation, Ltd.), also a British Virgin Islands company, and its Guinean subsidiary, Guinea Alumina Corporation, S.A. (formerly Boke Alumina Corporation S.A.R.L.).

The Company is solely focused on the design, finance, construction, ownership and operation of an alumina refinery, and associated infrastructure improvements. In 2001, the Company discontinued development of an aluminum smelter project for which it had incurred cumulative directly attributable expenditures of $1,630,000. The balance of the cumulative expenses to date relates to the alumina refinery project.

On October 15, 2004, the Company and the Ministry of Mines and Geology ("Ministry") of the Republic of Guinea signed the Basic Agreement for the construction and operation of an alumina plant at Sangaredi. The Basic Agreement is a comprehensive investment and concession agreement that grants the Company exclusive rights to build and operate an alumina refinery within specified bauxite mining concession area, and will come into effect upon ratification by the Guinean National Assembly and promulgation by the President of the Republic of a law adopting the agreement. Completion of this process is expected before the end of January 2005.

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development, and the ability to secure adequate financing to meet the minimum capital required to successfully complete the project. The Company is directing substantially all of its efforts to various setup activities including engineering, development, and raising capital.

2. Basis of presentation and significant accounting policies

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles are not provided. These financial statements have been prepared following accounting principles consistent with those used in the annual audited consolidated financial statements and should be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2003. The results of the operations for the interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

(Unaudited and in United States Dollars)

3. Accounting Changes

Effective January 1, 2004, the Company adopted, on a prospective basis, section 3870, the new accounting recommendations of The Canadian Institute of Chartered Accountants (the "CICA"), relating to stock based compensation and other payments.

The new accounting recommendations require the Company to account for its grants under its employee stock option plan using the fair value based method of accounting for stock-based compensation. Fair values are determined using the Black-Scholes option pricing model. Compensation costs are recognized over the vesting period as an increase to stock-based compensation expense and contributed surplus. In situations where the company grants stock options or warrants in connection with a business acquisition, the fair value of the options or warrants at the date of grant is included in the cost of the acquisition, with an offsetting credit to other equity. If and when the stock options are ultimately exercised, the proceeds received by the Company and contributed surplus are transferred to share capital.

Using the Black-Scholes pricing model, the weighted average fair value of options granted during the nine-month period ended September 30, 2004 was estimated to be $587,346 of which expenses in the amount of $108,987 and $160,915 have been recognized in the three and nine-month periods ended September 30, 2004 respectively. No options have been exercised as of September 30, 2004.

The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option-pricing model for the three and nine -month periods ended September 30, 2004 were as follows:

Risk-free interest rate	**3.5%**
Dividend yield	**N/A**
Volatility factor	**55%**
Vesting period (in years)	**1-2**

4. Business Acquisition

On July 19, 2004 the Company acquired all of the outstanding share capital of Aluminpro Aluminum Industry Professionals Inc ("Aluminpro"), a limited liability company formed in 2000 to provide marketing and administrative services for its membership, which is made up of senior professionals in the aluminum industry.

The purchase price of $1,000,000 consisted of $500,000 in the form of a cash payment and the balance consisted of 500,000 units of Global valued at $1 each ("Global Units"). Each Global Unit consists of one common share of Global (a "Global Common Share") and one-half of one warrant of Global (each whole warrant a "Global Warrant"). Each Global Warrant entitles the holder thereof to purchase an additional Global Common Share at a price of $1.50 per share until February 3, 2006. The Cash Flow Statement for the 3 and 9 months ended September 30, 2004 reflects cash outflows of $576,684 as part of the cost of Aluminpro acquisition.

(Unaudited and in United States Dollars)

Concurrently with the transaction, the Company entered into a consulting services agreement with the owner members of Aluminpro for services in connection with the alumina refinery project. The consulting agreement is initially for a period of one year and may be terminated by either party by giving 90 days notice.
The total cost of purchase, including transaction costs, amounted to $1,095,000 and has been allocated as follows:

Cash	$18,316
Accounts receivable and other assets	33,514
Accounts payable and other liabilities	(36,475)
Engineering Contracts	1,079,645
	$1,095,000

Engineering Contracts are amortized over a twelve-month period commencing on July 19, 2004, the effective date of the transaction and is recorded net of accumulated amortization of $215,929.

5. PL Internet Inc. Merger

On March 12, 2004, GAPCO entered into a definitive Agreement of Arrangement ("the Arrangement") with PL Internet, Inc. ("PLI"), an Ontario reporting issuer, under which it proposed that pursuant to a court approved Plan of Arrangement in the British Virgin Islands, GAPCO shareholders would exchange their shares of GAPCO for shares of PLI (the "Share Exchange"), resulting in GAPCO becoming a wholly-owned subsidiary of PLI. The Share Exchange was completed on May 25, 2004. For accounting purposes, the transaction is considered a reverse take-over whereby GAPCO would be considered the acquiring company as the shareholders of GAPCO would acquire more than 50% of the issued and outstanding shares of PLI.

Prior to the Share Exchange, PLI filed amended articles of incorporation (the "Amendment") to consolidate its outstanding share capital and to change its name to Global Alumina Products Corporation ("Global"). Following the Share Exchange, on May 26, 2004, Global changed its jurisdiction of incorporation from Ontario to New Brunswick by filing articles of continuance under the New Brunswick Business Corporations Act. Global then continued as a public company and a reporting issuer in Ontario. Global listed its common shares on the TSX Venture Exchange effective June 15, 2004. The transaction resulted in the Company's assumption of PLI's net liabilities in the amount of $121,915. Transaction costs incurred by PLI relating to the Share Exchange have been recorded as a charge to the retained earnings of the Company to the extent of cash in PLI in the amount $16,502, with the balance recorded as a period expense in the in the Company's statement of operations and deficit for the three months ended June 30, 2004. The total transaction costs incurred by the Company with respect to the Share Exchange amounted to approximately $635,000 and have been included in professional fees in the Company's statement of operations and deficit for the three months ended June 30, 2004. The effects of the PLI merger on the Company's share capital are as follows:

(Unaudited and in United States Dollars)

5. PL Internet Inc. Merger (continued)

	Common Shares	Amount $	Total $
PLI share capital balance January 1, 2004	7,249,410	255,227	255,227
Issued for cash	600,000	30,660	30,660
PLI share capital balance March 31, 2004	7,849,410	285,887	285,887
Stock consolidation (a)	(2,849,787)	-	-
PLI share capital transfer to deficit (b)		(285,887)	(285,887)
Deemed issuance by the Company	4,999,623	-	-

(a) The issued and outstanding shares of PLI were consolidated from 7,849,410 to 4,999,623 shares.
(b) PLI's share capital was eliminated against the Company's retained earnings to reflect the continuity of the Company's share capital.

(Unaudited and in United States Dollars)

6. Capital stock and other equity

	Common Shares	Amount $	Warrants	Amount $	Total $
Common shares, no par value, authorized unlimited number of shares, issued and outstanding 102,709,623 and 47,160,000 shares at September 30, 2004 and December 31, 2003 respectively.					
Balance January 1, 2004	47,160,000	7,907,500	4,000,000	-	7,907,500
Shares issued in private placement (a)	50,000,000	40,799,570	29,000,000	3,976,044	44,775,614
Balance March 31, 2004	97,160,000	48,707,070	33,000,000	3,976,044	52,683,114
PLI Share Exchange (Note 5)	4,999,623	-	-	-	-
Balance, June 30, 2004	102,159,623	48,707,070	33,000,000	3,976,044	52,683,114
Aluminpro Acquisition (Note 4)	500,000	455,600	250,000	44,400	500,000
Exercise of Warrants	50,000	82,950	(50,000)	(7,950)	75,000
Balance, September 30, 2004	102,709,623	49,245,620	33,200,00	4,012,494	53,258,114

(a) On February 3, 2004, GAPCO closed on a private placement offering, which raised gross proceeds of $50 million before commissions, fees and related transaction costs of approximately $5 million through the issuance of 50,000,000 units at $1.00 per unit. Each unit consisted of one common share of the Company and one-half of one warrant. Each whole warrant may be exercised to acquire one common share of the Company at an exercise price of $1.50 per common share for a time period of 24 months after the closing date. The proceeds of the offering will be used to complete the detailed design phase of the alumina refinery project, including engineering, preliminary construction and other work and working capital in preparation for the offering and sale of additional equity, construction loan closing and commencement of construction of the project. The net proceeds from the offering amounted to $44,775,614 after deducting agents' fees and related expenses of $4,724,386 and non cash consideration of

(Unaudited and in United States Dollars)

6. Capital stock and other equity (continued)

$500,000. The net proceeds of $44,775,614 were allocated between shares and warrants based on their respective fair values using the Black-Scholes pricing model. The principal assumptions used in applying the Black-Scholes option-pricing model were as follows:

Risk-free interest rate	**3.5%**
Dividend yield	**N/A**
Volatility factor	**55%**
Expected life	**2 years**

(b) On January 27, 2004, GAPCO declared a 40-to-1 stock split in anticipation of closing on the $50,000,000 private placement offering described above. Shareholders' equity has been restated to give retroactive recognition to the stock split for all periods presented. All references in the consolidated financial statements to the number of shares and per share amounts have been restated. In addition, conforming changes have been made to comparative share capital amounts at December 31, 2003 to reflect the fact that the Company's shares no longer have any par value.

(c) Details of share purchase warrants issued and outstanding at September 30, 2004 are as follows.

Number of Shares Exercisable	Expiry Date	Exercise Price
250,000	February 3, 2006	$1.50
24,950,000	February 3, 2006	$1.50
4,000,000	December 31, 2006	$1.00
4,000,000	February 3, 2008	$1.00

Stock Options

In May 2004, the Company adopted a stock option plan, which would provide for employees, directors, officers and consultants of the Company to have the opportunity to acquire common shares of the Company through the grant of options that are incentive stock options or nonqualified stock options. The Board of Directors approved an Employee Stock Option Plan under which 10,000,000 common shares were reserved for issuance to employees. The Plan is limited to a maximum term of ten years. A total of 1,010,000 options with an exercise price of $1.50 were granted on May 27, 2004 and a total of 25,000 options with an exercise price of $1.52 were granted on August 24, 2004, pursuant to the terms of the Plan. The options granted have a term of five years and vest 50% after one year and 50% after two years from the date of grant.

(Unaudited and in United States Dollars)

6. Capital stock and other equity (continued)

A summary of the status of the Company's plan is as follows:

	Weighted average Number of options	Weighted average exercise price
Outstanding, January 1, 2004	Nil	$ -
Granted	1,035,000	1.50
Expired or cancelled	Nil	
Exercised	Nil	
Outstanding, September 30, 2004	1,035,000	$1.50
Exercisable- September 30, 2004	Nil	Nil

7. Loss per share

The computations for basic loss per common share are as follows:

	Nine months ended September 30, 2004	**Nine months ended September 30, 2003**	**Three months ended September 30, 2004**	**Three months ended September 30, 2003**
Net Loss	(14,959,032)	(798,138)	(7,963,353)	(233,627)
Average Number of Shares	93,949,000	47,160,000	102,435,000	47,160,000
Loss per Common Share	(0.16)	(0.02)	(0.08)	(0.00)

Diluted earnings per share are not presented as the exercise of the potentially dilutive options would have an anti-dilutive effect on earnings per share and/or the options' exercise price was greater than the average market price of the common shares for the reporting period.

8. Commitments

Effective March 1, 2004, GAPCO appointed two financial advisors, one in connection with securing equity and the other in connection with raising limited recourse debt, for development and construction funding of the alumina refining facility in Guinea. GAPCO agreed to pay to its financial advisors an aggregate monthly retainer of $75,000 and success fees based on an agreed upon formula. The success fees to said advisors will accrue upon receipt of commitment letters for project associated equity and debt financing, and will be payable in full upon the execution and delivery of the definitive financing documents. The agreement with the debt advisor will continue until the earlier of the consummation of debt financing and January 1, 2007. The agreement with the equity advisor will continue until the earlier of the consummation of securities underwriting and December 31, 2005. Both agreements can be terminated by either party.

9. Subsequent Events

In October, the Company implemented a corporate identity program to become commonly known as, "Global Alumina". To effect this change, the Company filed the necessary registrations in Ontario and New Brunswick to do business as, "Global Alumina", changed the names of its direct and indirect British Virgin Islands subsidiaries to "Global Alumina Corporation, Ltd." and "Guinea Alumina Corporation, Ltd.", respectively, and its indirect Guinean subsidiary to "Guinea Alumina Corporation, S.A.". The Company also intends to seek shareholder approval to change its name to, "Global Alumina Corporation" at its first annual shareholders meeting.



Management's Discussion and Analysis

The following discussion and analysis is management's assessment of the results and financial condition of Global Alumina Products Corporation ("Global" or the "Company") and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003 and the unaudited interim financial statements for the nine months ended September 30, 2004, together with the related notes contained therein. The Company's most recent filings are available on the SEDAR website. All dollar amounts are in United States dollars. The date of this management's discussion and analysis is November 10, 2004.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise

Business of Global

The predecessor business of Global was carried on by GAPCO (Guinea Aluminum Products Corporation) Ltd ("GAPCO"), a British Virgin Islands company incorporated on July 21, 1999. GAPCO completed a share exchange transaction with PL Internet Inc. ("PLI") on May 25, 2004, which changed its name to Global Alumina Products Corporation. Global filed articles of continuance under the New Brunswick *Business Corporations Act* on May 26, 2004. For a description of this transaction see "Material Transaction".

Global's main business is the development of the alumina refining industry in the Republic of Guinea ("Guinea"). Its major initiative is the development of an alumina refinery located in the major bauxite mining region of the Republic of Guinea. This region is one of the largest bauxite producing regions in the world. Global intends to accomplish this initiative through its wholly-owned subsidiary, Guinea Alumina Corporation, Ltd. (formerly Boke Alumina Corporation, Ltd.), also a British Virgin Islands company, and its Guinean subsidiary, Guinea Alumina Corporation, S.A. (formerly Boke Alumina Corporation S.A.R.L.). Global has been unprofitable since incorporation and has not to date earned any form of revenue, except interest income and fee income. To date, it has incurred a cumulative deficit of $25,379,399 since the commencement of operations on July 21, 1999.

Material Transaction

On March 12, 2004, the Company entered into a definitive Agreement of Arrangement (the "Arrangement") with PLI, an Ontario reporting issuer, under which it proposed that pursuant to a court approved Plan of Arrangement in the British Virgin Islands, GAPCO shareholders would exchange their shares of GAPCO for shares of PLI (the "Share Exchange"), resulting in GAPCO becoming a wholly-owned subsidiary of PLI. The Share Exchange was completed on May 25, 2004. For accounting purposes, the transaction is considered a reverse take-over whereby GAPCO would be considered the acquiring company as the shareholders of GAPCO acquired more than 50% of the issued and outstanding stock of PLI.

Prior to the Share Exchange, PLI filed amended articles of incorporation (the "Amendment") to consolidate its outstanding share capital and to change its name to Global Alumina Products Corporation. Following the Share Exchange, Global changed its jurisdiction of incorporation from Ontario to New Brunswick (the "Continuance") by filing articles of continuance under the New Brunswick *Business Corporations Act*. Global then continued as a public company and a reporting issuer in Ontario. Global listed its common shares on the TSX Venture Exchange effective June 15, 2004 and became a reporting issuer in British Columbia, Alberta and Quebec, in addition to Ontario. Additional information with respect to this transaction may be found in the Management Information Circular dated April 2, 2004.

Selected quarterly information

Global's predecessor operating business, GAPCO, did not previously prepare quarterly financial statements, as it was a private company. The comparative financial statements for the quarters ended September 30, 2003, June 30, 2003 and March 31, 2003 were prepared for the purpose of inclusion in the Company's interim financial statements for the periods ended September 30, 2004, June 30, 2004 and March 31, 2004.

	Quarter ended September 30, 2004	Quarter ended September 30, 2003	Quarter ended June 30, 2004	Quarter ended June 30, 2003	Quarter ended March 31, 2004	Quarter ended March 31, 2003
Total revenues (interest and fee income)	$126,368	$nil	$113,322	$nil	$75,083	$nil
Net loss	(8,333,907)	(233,627)	(5,541,977)	(189,153)	(1,453,702)	(375,358)
Net loss per share	(0.08)	(0.00)	(0.06)	(0.00)	(0.02)	(0.01)

Results of operations

Global's operations during the nine months ended September 30, 2004 produced a net loss of $15,329,586 or $0.16 per share (2003 –$798,138 or $0.002 per share) and during the three months ended September 30, 2004 a net loss of $8,333,907 or $0.08 per share (2003 – $233,627 or $nil per share), respectively. The significant increase in net loss is primarily due to increased engineering costs incurred in connection with the alumina refinery project. Interest income for the nine months ended September 30, 2004 was $294,657 (2003 - $nil) and for the three months ended September 30, 2004 was $106,253 (2003 - $nil). The interest income in 2004 was received from the proceeds realized from the private placement described under "Liquidity and capital resources".

Liquidity and capital resources

At September 30, 2004, the Company had a working capital surplus of $27,175,914, compared to a deficit within GAPCO of $1,823,417 as at December 31, 2003. The increase is primarily attributed to the increase in cash from the private placement described below.

On January 27, 2004, GAPCO declared a 40-to-1 stock split in anticipation of closing on the $50,000,000 private placement offering described below. Shareholders' equity has been restated to give retroactive recognition to the stock split for all periods presented. In addition, all references in the consolidated financial statements to the number of shares and per share amounts have been restated.

On February 3, 2004, GAPCO closed on a private placement offering, which raised gross proceeds of $50 million before commissions, fees and related transaction costs of approximately $5 million through the issuance of 50,000,000 units at $1.00 per unit. Each unit consisted of one common share of the company and one-half warrant. Each whole warrant may be exercised to acquire one common share of the company at an exercise price of $1.50 per common share for a time period of 24 months after the closing date. The proceeds of the offering, net of offering costs, amounted to $44,775,614 and will be used to complete the detailed design phase of the alumina refinery project, including engineering, preliminary construction and other work and working capital in preparation for the offering and sale of additional equity, construction loan closing and commencement of construction of the approximately $2 billion project. Of the approximately $2 billion necessary to finance the project, the Company plans to raise approximately $1.4 billion by the issuance of non-recourse debt and $600 million by the sale of additional common shares. The proposed debt and equity issues are the Company's current estimates, and are subject to change.

Contractual commitments

Effective March 1, 2004, GAPCO appointed two financial advisors, one in connection with securing equity and the other in connection with raising limited recourse debt, for development and construction funding of the approximately $2 billion alumina refining facility in Guinea. GAPCO agreed to pay to its financial advisors an aggregate monthly retainer of $75,000 and success fees based on an agreed upon formula. The success fees to said advisors will accrue upon receipt of commitment letters for project associated equity and debt financing, and will be payable in full at the execution and delivery of the definitive financing documents. The agreement with the debt advisor will continue until the earlier of the consummation of debt financing and January 1, 2007. The agreement with the equity advisor will continue until the earlier of the consummation of securities' underwriting and December 31, 2005. The agreements can be terminated by either party.

Off-balance sheet arrangements

The Company had no off balance sheet arrangements as at December 31, 2003 or September 30, 2004.

Related party transactions

Related party information is provided in note 3 to the Company's audited annual financial statements for the year ended December 31, 2003 and has been reproduced in the following paragraphs. There has been no material change to the information disclosed therein.

The Company has an agreement to pay one of its shareholders a retainer of $45,000 per month for professional services regarding development activities with respect to the alumina refinery project.

GAPCO entered into an engineering services agreement in December 2001 with one of its shareholders, and advanced $300,000 for services to be performed under the agreement. On December 22, 2003, the parties entered into an agreement under which the parties agreed to: (i) establish the value of services actually performed at $150,000, (ii) payment by the shareholder of a $150,000 refund, and (iii) terminate the engineering services agreement.

The Company has an informal agreement with one of its shareholders to either pay directly or reimburse the shareholder for professional services rendered by employees of, and consultants retained by, the shareholder. All professional services rendered by employees of, and consultants retained by, the shareholder have been retained at or below market rates. The Company also has an informal agreement to reimburse this shareholder for occupancy expenses. Occupancy expenses for the years ended December 31, 2003, 2002 and 2001 and the cumulative period July 21, 1999 (date of inception) to December 31, 2003 were approximately $17,000, $152,000, $94,000 and $288,000, respectively. Occupancy expenses for the nine months ended September 30, 2004 were $70,609.

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Critical accounting estimates

A detailed summary of all the Company's significant accounting policies is included in note 1 to the audited annual financial statements for the year ended December 31, 2003. The Company believes that the only significant accounting estimate it has had to make involves the determination of expense versus deferral treatment with respect to its development expenditures. Based on the criteria set out in CICA Handbook section 3450 "Research and Development Costs" and Accounting Guideline 11 "Enterprises in the Development Stage", the Company has determined that all of its development expenditures should continue to be expensed.

Changes in accounting principles

Stock-based compensation

Effective January 1, 2004, the Company adopted the new recommendations of Section 3870 of the CICA Handbook, "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"). Section 3870 provides guidance for the recognition, measurement and disclosure of stock-based awards or payments and prescribes a fair value based method for accounting for certain stock-based transactions. Using the Black-Scholes pricing model, the weighted average fair value of options granted during the nine-month period ended September 30, 2004 was estimated to be $587,346 of which expenses in the amount of $108,987 and $160,915 have been recognized in the three and nine-month periods ended September 30, 2004 respectively. No options have been exercised as of September 30, 2004.

Asset retirement obligations

Effective January 1, 2004, the Company adopted the new recommendations of Section 3110 of the CICA Handbook "Asset Retirement Obligations". The standard requires the recognition in

the financial statements of the liability associated with the present value of future site reclamation costs when the liability is incurred. These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs. The asset retirement cost is to be capitalized and amortized into operations over time. This standard had no impact on the Company.

Impairment of long-lived assets

Effective January 1, 2004, the Company adopted the new recommendations of Section 3063 of the CICA Handbook "Impairment of Long-lived Assets". Section 3063 requires that the impairment of long-lived assets held for use be established through a two-step process, with the first step determining when an impairment is recognized, and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition, and is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. This standard had no impact on the Company.

Financial Instruments and Other Instruments

The Company had no financial instruments other than accounts receivable and accounts payable as at December 31, 2003 and September 30, 2004.

Outstanding Share Data

Common Shares:

The Company has authorized an unlimited number of common shares, with no par value, of which 102,709,623 shares are issued and outstanding as at November 10, 2004.

Share purchase warrants:

Number of Shares Exercisable	Expiry Date	Exercise Price
24,950,000	February 3, 2006	$1.50
250,000	February 3, 2006	$1.50
4,000,000	December 31, 2006	$1.00
4,000,000	February 3, 2008	$1.00

Employee Stock Options:

In May 2004, the Company adopted a stock option plan, which would provide for employees, directors, officers and consultants of the Company to have the opportunity to acquire common shares of the Company through the grant of options that are Incentive stock options or nonqualified stock options. The Board of Directors approved an Employee Stock Option Plan under which 10,000,000 common shares were reserved for issuance to employees. The Plan is limited to a maximum term of ten years. A total of 1,010,000 options with an exercise price of

$1.50 were granted on May 27, 2004 and a total of 25,000 options with an exercise price of $1.52 were granted on August 24, 2004, pursuant to the terms of the Plan. The options granted have a term of five years and vest 50% after one year and 50% after two years from the date of grant.

Other Matters

Recent Management Changes

Upon its Continuance on May 26, 2004, GAPCO's board of directors (except Mr. Safwat) and officers were elected as Global's board of directors and officers. At the same time, Mr. Bernard Cousineau joined the board of directors, and was elected as President of Global. Mr. Cousineau has more than 30 years of experience in the aluminum industry, including most recently as Vice President and Director of Aluminpro. Prior to joining Aluminpro, he served as President and Chief Executive Officer of Alcan Jamaica, and before that, worked for six years as the plant manager of the Aughinish Alumina Refinery in Ireland.

Concurrently with the above appointments, Mr. Ian Porteous was named Senior Vice President - Technology, and Mr. Frank Donohue was named Senior Vice President - Construction. Mr. Porteous brings 40 years of aluminum industry experience, including most recently as President of Aluminpro. Prior to joining Aluminpro, Mr. Porteous served as Alcan Inc.'s Vice President, Director of Technology for ten years where he was responsible for its global bauxite and alumina operations technology.

Mr. Donohue brings 33 years of industrial engineering and construction management experience. Prior to joining Global, Mr. Donohue served for four years as the President of Power Professionals Ltd., an engineering and construction management consulting company providing services to the electric utility and independent power industries. Prior to Power Professionals, Mr. Donohue was the Senior Vice President, Engineering and Construction at Sithe Energies, Inc.

On August 18, 2004, Global announced the appointment of Mamady Youla as Deputy Director General of its Guinean subsidiary, Boké Alumina Corporation S.A.R.L. Mr. Youla previously worked as an Advisor to the Guinean Minister of Mines, before assuming the position of Economic Advisor to the Prime Minister of Guinea. At the Ministry of Mines, Mr. Youla was in charge of the economic and financial affairs of the Ministry of Natural Resources and Energy, and the Ministry of Mines, Geology and Environment.

On September 7, 2004 Global announced the appointment of Tony McCabe as Senior Vice President, Project Director of Boké Alumina Corporation. Tony McCabe is an international aluminium industry veteran who has spent 24 years working around the world for Alcan International, Billiton, and most recently BHP Billiton.

On October 1, 2004, Global announced the appointment of Graham Morrey as Senior Vice President, Strategic Planning. In this role, Graham Morrey will be responsible for the Company's global alumina strategy. Previously the Managing Director Europe for the Hatch Group, Mr. Morrey brings over 35 years of experience in engineering to Global Alumina, mostly relating to the preparation and implementation of major industrial and infrastructure projects.

Status Of Basic Agreement

On October 15, 2004, the Company and the Ministry of Mines and Geology ("Ministry") of the Republic of Guinea signed the Basic Agreement for the construction and operation of an alumina plant at Sangaredi. The Basic Agreement is a comprehensive investment and concession agreement that grants the Company exclusive rights to build and operate an alumina refinery within specified bauxite mining concession area, and will come into effect upon ratification by the Guinean National Assembly and promulgation by the President of the Republic of a law adopting the agreement. Completion of this process is expected before the end of January 2005.

Aluminpro Aluminum Industry Professionals Inc

On July 19, 2004 the Company acquired all of the outstanding share capital of Aluminpro Aluminum Industry Professionals Inc ("Aluminpro"), a limited liability company formed in 2000 to provide marketing and administrative services for its membership, which is made up of senior professionals in the aluminum industry.

The purchase price of $1,000,000 consisted of $500,000 in the form of a cash payment and the balance consisted of 500,000 units of Global valued at $1 each ("Global Units"). Each Global Unit consists of one common share of Global (a "Global Common Share") and one-half of one warrant of Global (each whole warrant a "Global Warrant"). Each Global Warrant entitles the holder thereof to purchase an additional Global Common Share at a price of $1.50 per share until February 3, 2006. The Cash Flow Statement for the 3 and 9 months ended September 30, 2004 reflects cash outflows of $500,000 as part of the cost of Aluminpro acquisition.

Concurrently with the transaction, the Company entered into a consulting services agreement with the owner members of Aluminpro for services in connection with the alumina refinery project. The consulting agreement is initially for a period of one year and may be terminated by either party by giving 90 days notice.

The total cost of purchase, including transaction costs, amounted to $1,095,000 and was primarily allocated to engineering contracts in the amount of $1,079,645. Engineering Contracts are amortized over a twelve-month period commencing on July 19, 2004, the effective date of the transaction and is recorded net of accumulated amortization of $215,929.

Breakdown of Expenses

Expenses	Nine months ended September 30, 2004	Nine months ended September 30, 2003	Year ended December 31, 2003	Year ended December 31, 2002
Engineering	9,662,590	160,094	106,328	1,399,829
Professional fees	4,016,965	490,209	815,512	1,317,053
General and administrative	1,748,875	147,835	205,784	522,217

Amortization	215,929	Nil	Nil	Nil
Total expenses	$15,329,586	$798,138	$1,127,624	$3,239,099

Risk Factors

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development, and the ability to secure adequate financing to meet the minimum capital required to successfully complete the project. The Company is directing substantially all of its efforts to various setup activities including engineering, development, and raising capital.

FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Michael J. Cella, Chief Financial Officer of Global Alumina Products Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 - *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Global Alumina Products Corporation (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 17, 2004

(signed) *Michael J. Cella*
Michael J. Cella
Chief Financial Officer

FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Bruce J. Wrobel, Chief Executive Officer of Global Alumina Products Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 - *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Global Alumina Products Corporation (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 17, 2004

(signed) *Bruce J. Wrobel*
Bruce J. Wrobel
Chief Executive Officer

PL INTERNET INC.
NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual and special meeting of the holders of common shares of PL Internet Inc. ("**PLI**") will be held at Suite 4700, Toronto Dominion Bank Tower, Toronto Dominion Centre, Toronto, Ontario at 10:00 a.m. (Toronto time) on Friday, May 7, 2004 to:

1. receive the audited financial statements of PLI for the fiscal year ended December 31, 2003 together with the report of the auditors thereon;

2. appoint PricewaterhouseCoopers LLP as auditor and authorize the directors to fix the auditor's remuneration;

3. consider and, if thought advisable, pass, with or without variation, a special resolution to approve the amendment of the articles of PLI to consolidate all the outstanding common shares of PLI into a total of 5,000,000 common shares;

4. consider and, if thought advisable, pass, with or without variation, a special resolution to approve the amendment of the articles of PLI to change its name to "Global Alumina Products Corporation";

5. consider and, if thought advisable, pass, with or without variation, an ordinary resolution to approve a business combination transaction (the "**Arrangement**") to be effected in accordance with the provisions of the *International Business Companies Act* (British Virgin Islands) pursuant to which, among other things, common shares of PLI will be issued to shareholders of GAPCO (Guinea Aluminum Products Corporation) Ltd ("**GAPCO**") in exchange for their GAPCO common shares on the basis of one PLI common share for each GAPCO share, which will result in GAPCO becoming a wholly-owned subsidiary of PLI;

6. consider, and if thought advisable, pass, with or without variation, a special resolution to approve the continuance of PLI from Ontario to New Brunswick;

7. consider, and if thought advisable, pass, with or without variation, an ordinary resolution to confirm a new general by-law to become effective upon completion of the Continuance;

8. elect three alternate slates of directors namely (i) a slate consisting of the three incumbent directors of PLI, which will take office immediately after the Meeting and will serve until, and be replaced by and upon either the New Global Board or the Hybrid Board, as applicable, taking office; (ii) a slate of directors which will take office immediately upon, but only upon, completion of the Continuance (the "**New Global Board**"); and (iii) a slate of directors (the "**Hybrid Board**") which will take office if, but only if, the Arrangement is completed but the Continuance does not proceed; and

9. transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The matters referred to above are more particularly described in the accompanying management information circular.

Shareholders who are unable to attend the meeting in person are entitled to be represented by proxy and are requested to complete and return the enclosed form of proxy in the envelope provided for that purpose. To be valid, a form of proxy must be dated and signed by the shareholder, or an attorney for the shareholder authorized in writing, and must be deposited with the registrar and transfer agent for PLI's common shares at any time up to and including the last business day preceding the day of the Meeting, or with the Chairman of the Meeting on the day of the Meeting.

DATED at Toronto, Ontario April 2, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

W. James Skelton, Chairman



600, 530 – 8th Ave SW., Calgary, AB T2P 3S8 Tel.: 1 (866) 331-6361 Fax.: (403) 267-6529

April 13, 2004

Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Dear Sirs:

Subject: PL Internet Inc.

We confirm that the following material was sent by pre-paid mail on April 12, 2004 to the registered shareholders of the common shares of the subject Corporation:

1. Notice of Meeting / Information Circular / Financial Statements
2. Proxy
3. Proxy Return Envelope
4. NI 54-102 Card

We further confirm that copies of the above mentioned material were sent by courier, on April 12, 2004 to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications.

In compliance with security regulations, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

"signed by"

Tracy Williams
Mailing Professional
ClientServicesMailings@Computershare.com


Global
Alumina

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the ''Meeting'') of shareholders of Global Alumina Products Corporation (the ''Corporation'') will be held at the TSX Broadcast & Conference Centre Gallery, The Exchange Tower, 130 King Street West, Toronto, Ontario, on Thursday, the 28th day of April, 2005, at 9:30 a.m. (Toronto time) for the following purposes:

1. to receive and consider the financial statements of the Corporation for its financial year ended December 31, 2004, together with the report of the auditors thereon;
2. to elect directors for the ensuing year;
3. to appoint auditors for the ensuing year and authorize the directors to fix the auditors' remuneration;
4. to consider and, if thought advisable, pass, with or without variation, a special resolution to approve the amendment of the articles of the Corporation to change its name to ''Global Alumina Corporation''; and
5. to transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

Full particulars of the foregoing matters are set forth in the accompanying management information circular and proxy statement. A copy of the consolidated financial statements of the Corporation as at and for the year ended December 31, 2004, together with the report of the auditors thereon, and the management's discussion and analysis applicable thereto also accompanies this notice.

Shareholders are invited to attend the meeting. Shareholders are requested to complete, sign, date and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof, in the envelope provided for that purpose, whether or not they are able to attend personally. Only shareholders of record at the close of business on March 14, 2005 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

DATED at New York, New York this 10th day of March, 2005.

By Order of the Board of Directors

(Signed) BRUCE J. WROBEL
Chairman and Chief Executive Officer


Global
Alumina

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

THURSDAY, APRIL 28, 2005

MANAGEMENT PROXY CIRCULAR


Global
Alumina

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the ''Meeting'') of shareholders of Global Alumina Products Corporation (the ''Corporation'') will be held at the TSX Broadcast & Conference Centre Gallery, The Exchange Tower, 130 King Street West, Toronto, Ontario, on Thursday, the 28th day of April, 2005, at 9:30 a.m. (Toronto time) for the following purposes:

1. to receive and consider the financial statements of the Corporation for its financial year ended December 31, 2004, together with the report of the auditors thereon;
2. to elect directors for the ensuing year;
3. to appoint auditors for the ensuing year and authorize the directors to fix the auditors' remuneration;
4. to consider and, if thought advisable, pass, with or without variation, a special resolution to approve the amendment of the articles of the Corporation to change its name to ''Global Alumina Corporation''; and
5. to transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

Full particulars of the foregoing matters are set forth in the accompanying management information circular and proxy statement. A copy of the consolidated financial statements of the Corporation as at and for the year ended December 31, 2004, together with the report of the auditors thereon, and the management's discussion and analysis applicable thereto also accompanies this notice.

Shareholders are invited to attend the meeting. Shareholders are requested to complete, sign, date and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof, in the envelope provided for that purpose, whether or not they are able to attend personally. Only shareholders of record at the close of business on March 14, 2005 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

DATED at New York, New York this 10th day of March, 2005.

By Order of the Board of Directors

(Signed) BRUCE J. WROBEL
Chairman and Chief Executive Officer


Global
Alumina

GLOBAL ALUMINA PRODUCTS CORPORATION

Registered Office:
44 Chipman Hill, Suite 1000
Saint John, NB E2L 4S6

Administrative Office:
405 Lexington Avenue, 25th Floor
New York, New York 10174

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

SOLICITATION OF PROXIES

This Management Information Circular and Proxy Statement (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of management of Global Alumina Products Corporation (the "Corporation" or "Global Alumina") for use at the annual and special meeting (the "Meeting") of shareholders of the Corporation to be held at 9:30 a.m. (Toronto time) on April 28, 2005 in the TSX Broadcast & Conference Centre Gallery, The Exchange Tower, 130 King Street West, Toronto, Ontario, or any postponement(s) or adjournment(s) thereof, for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders (the "Notice"). Except as otherwise stated, the information contained herein is given as of March 10, 2005 and all dollar amounts are stated in United States dollars.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation and will represent management of the Corporation at the Meeting. **A shareholder has the right to appoint a person or company (who need not be a shareholder), other than the persons designated in the accompanying form of proxy, to represent the shareholder at the Meeting. Such right may be exercised by inserting the name of such person or company in the blank space provided in such form of proxy and striking out the other names.** A form of proxy will not be valid unless it is completed and returned as set out below at least 24 hours prior to the commencement of the Meeting.

The accompanying form of proxy confers discretionary authority upon the proxy nominees in respect of amendments or variations to matters identified in the notice of meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

As of the date of this Circular, management of the Corporation was not aware of any such amendments or other matters to come before the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of the management nominees will be voted on such matters in accordance with the best judgment of the proxy nominees.

Deposit of Proxies

To be effective, proxies must be deposited with Computershare Trust Company of Canada ("Computershare"), the registrar and transfer agent of the Corporation, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 not later than 9:30 a.m. on April 27, 2005 or at least 24 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof at which the proxy is to be used.

REVOCATION OF PROXIES

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke the proxy by filing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney of such corporation, and deposited at the office of Computershare shown above at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, prior to being voted at the Meeting or any adjournment or postponement thereof. The execution of a proxy will not affect a shareholder's right to attend the Meeting and vote in person.

DISCRETIONARY AUTHORITY AND VOTING OF PROXIES

On any ballot that may be called for, the common shares represented by proxies in favour of the persons named by management will be voted for, against or withheld from voting on, the matters identified in the form of proxy, in each case in accordance with the instructions of the shareholder. **In the absence of any instructions on the form of proxy, the persons named in the enclosed form of proxy intend to vote the common shares represented by proxies (i) for the election of management's nominees as directors; (ii) for the appointment of management's nominees as the auditors and the authorization of the directors to fix the remuneration of the auditors; (iii) to approve the amendment of the articles of the Corporation to change its name to "Global Alumina Corporation" and (iv) in accordance with management's recommendations with respect to amendments or variations of the matters set out in the Notice or any other matters which may come before the Meeting. The proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of the matters set out in the Notice or any other matters that may properly come before the Meeting.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The record date (the "Record Date") for the determination of shareholders entitled to receive notice of and vote at the Meeting has been fixed as March 14, 2005.

As of the date of this Circular, 119,538,123 common shares of the Corporation are issued and outstanding. Unless otherwise specified, each common share carries the right of one vote and all common shares may be voted at the Meeting. Unless otherwise specified, the affirmative vote of a majority of the votes case at the Meeting is required for approval of each matter set forth in this Circular.

In accordance with the provisions of the *Business Corporations Act* (New Brunswick) (the "NBBCA"), the Corporation will prepare a list of holders of common shares on the Record Date. Each holder of common shares named in the list will be entitled to vote the common shares shown opposite his name on the list at the Meeting, except to the extent that:

(a) the shareholder has transferred any of his common shares after the Record Date; and

(b) the transferee of those common shares produces certificates in his or her name or properly endorsed certificates evidencing the common shares or otherwise establishes that he or she owns such common shares and demands, not later than ten days before the Meeting commences, that his or her name be included in the list, in which case the transferee is entitled to vote his common shares at the Meeting.

As at the date hereof, to the knowledge of the directors and senior officers of the Corporation, the following is a complete listing of persons or corporations who beneficially own or exercise control or direction over common shares of the Corporation carrying more than 10% of the votes attached to common shares of the Corporation:

Name of Beneficial Owner	Type of Ownership	Number of Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
BRUCE J. WROBEL	Direct	4,007,000	3.35%	3.35%	3.35%
	Indirect	12,920,000	10.81%	10.81%	10.81%

MATTERS FOR CONSIDERATION OF SHAREHOLDERS

Consolidated Financial Statements and Auditor's Report

Pursuant to the provisions of the NBBCA and the Corporation's by-laws, the directors of the Corporation will place before the shareholders at the Meeting the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2004 and the auditors' report thereon.

No vote by the shareholders with respect to this matter is required.

Election of Directors

Action is to be taken at the Meeting with respect to the election of directors. The board of directors of the Corporation (the "Board of Directors") presently consists of seven members. As of March 7, 2005, Kunihiko Higashi resigned as a director of the Corporation. On March 10, 2005, the Board of Directors voted to appoint David Suratgar to fill the vacancy until the date of the Meeting. Neither Mr. Higashi nor Mr. Suratgar currently own any shares of the Corporation. The terms of each of the current directors will expire as of the date of the Meeting. It is proposed that at the Meeting, the persons listed below will be nominated by management of the Corporation for election as directors of the Corporation. Each director elected will hold office until the next annual meeting of Shareholders, or until his successor is duly elected or appointed, unless his office is vacated earlier in accordance with the Corporation's by-laws.

The following information relating to the nominees as directors is based on information received by the Corporation from the nominees and sets forth the name and address of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Corporation held by him, the year in which he was first elected a director and the number of securities of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him as of March 10, 2005.

				Number of Securities	
Name and Address of Nominee	Position Presently Held	Principal Occupation	Director Since	Common Shares	Options
BRUCE J. WROBEL .... Brooklyn, New York	Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of the Corporation; Chief Executive Officer of Sithe Global Power, LLC	2004	16,927,000[1]	0
MICHAEL J. CELLA ...... Wilton, Connecticut	Director, Senior Vice President, Chief Financial Officer and Secretary	Director, Senior Vice President, Chief Financial Officer and Secretary of the Corporation	2004	750,000	250,000
BERNARD COUSINEAU[2] .. Westmount, Quebec	Director, President and Chief Operating Officer	Director, President and Chief Operating Officer of the Corporation	2004	50,000	100,000
ALAN J. GAYER[3] .... Toronto, Ontario	Director	Independent management consultant	2004	1,687,000	0
MASUMI KAKINOKI[4] .... London, United Kingdom	Director	President of Marubeni Europower Ltd., an international development and investment company	2004	0	0

Name and Address of Nominee	Position Presently Held	Principal Occupation	Director Since	Number of Securities	
				Common Shares	Options
KARIM L. KARJIAN[5] .... London, United Kingdom	Director	Chairman and Managing Director of BusinessCom Europe Ltd.; Director and Chief Executive Officer of Karalco Resources Ltd., an international consulting company	2004	4,400,000	0
DAVID SURATGAR[6] ..... London, United Kingdom	Director	Independent financial and legal advisor; Member of the Board of BMCE Bank; Chairman of the Advisory Board of Taylor-DeJongh Inc.	2005	0	0

Notes:

(1) Mr. Wrobel directly controls 4,007,000 shares registered in his name. Mr. Wrobel indirectly controls 12,920,000 common shares, 12,820,000 of which are held in the name of Herakles Capital Corp.

(2) Prior to the completion of the Arrangement, Mr. Cousineau was a self-employed management consultant working with Aluminpro Aluminum Industry Professionals Inc. ("Aluminpro"). On July 19, 2004, the Corporation acquired all of the outstanding share capital of Aluminpro. Mr. Cousineau was paid an aggregate of $50,000 and 50,000 units (each a "Unit") of the Corporation in payment for the sale of his interest in Aluminpro to the Corporation. Each Unit was composed of one common share and one-half of a warrant (each full warrant being a "Warrant"). Each full Warrant entitles the holder to one common share at an exercise price of $1.50. For more information on the purchase of Aluminpro by the Corporation, see management's discussion and analysis for the fiscal year ended December 31, 2004 (the "MD&A"), available through SEDAR at www.sedar.com.

(3) Member of the Audit, Compensation and Nominating and Corporate Governance Committees.

(4) Member of the Audit and Compensation Committees. Mr. Kakinoki is a nominee of Marubeni Europower Ltd., which owns 520,000 common shares and holds an option entitling Marubeni Europower Ltd. to purchase such additional number of common shares as may be desired by Marubeni. For more information see "Information Regarding GAPCO – Business of GAPCO – Arrangements with Marubeni Corporation" in the PLI Circular (as defined below).

(5) Member of the Nominating and Corporate Governance Committee. Mr. Karjian was a member of the Compensation Committee until March 10, 2005.

(6) Member of the Audit, Compensation and Nominating and Corporate Governance Committees as of March 10, 2005.

Under cumulative voting, applicable to the Corporation as provided in the NBBCA, each holder of common shares entitled to vote for the election of directors may cast a number of votes equal to the number of votes attached to the common shares held by that shareholder multiplied by the number of directors to be elected, and the shareholder may cast all votes in favour of one candidate or distribute them among the Candidates in any manner.

Where a shareholder has voted for more than one candidate without specifying the distribution of votes among candidates, the shareholder will be deemed to have divided the votes equally among the candidates for whom the shareholder voted.

On any ballot that may be called for the election of directors, the persons named in the enclosed form of proxy intend to cast the votes to which the common shares represented by such proxy are entitled equally among all the proposed nominees whose names are set forth above, except those, if any, excluded by the shareholder in the proxy, or unless the shareholder has indicated that the votes are to be distributed otherwise than equally among the nominees, or unless the shareholder who has given the proxy has directed that the common shares be withheld from voting in the election of directors. If a shareholder desires to distribute votes otherwise than equally among the nominees for whom the shareholder has directed persons in the enclosed form of proxy to vote, the shareholder must indicate in the space provided in the proxy the number of votes, if any, which are to be voted in favour of each nominee.

IT IS THE INTENTION OF THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, TO VOTE "FOR" THE ELECTION TO THE BOARD OF DIRECTORS OF THE PERSONS REFERRED TO ABOVE UNLESS OTHERWISE DIRECTED. EXCEPT AS REFERRED TO ABOVE, MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. HOWEVER, IF FOR ANY REASON ANY OF THE PROPOSED NOMINEES DOES NOT STAND FOR ELECTION OR IS UNABLE TO SERVE AS SUCH, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, RESERVE THE RIGHT TO VOTE FOR ANY OTHER NOMINEE IN THEIR SOLE DISCRETION.

Appointment of Auditors

It is proposed that PricewaterhouseCoopers LLP ("PwC") be appointed as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. The Audit Committee of the Board of Directors will negotiate with the auditors of the Corporation on an arm's length basis in determining the fees to be paid to the auditors. Previously, such fees have been based upon the complexity of the matters dealt with and the time expended by the auditors in providing services to the Corporation. The Corporation believes that the fees negotiated in the past with the auditors of the Corporation have been reasonable and would be comparable to fees charged by other auditors providing similar services.

It is intended that, on any ballot that may be called for relating to the appointment of auditors, the shares represented by proxies in favour of management nominees will be voted in favour of the appointment of PwC as auditors of the Corporation to hold office until the next annual meeting of shareholders, and authorizing the Board of Directors to fix the remuneration to be paid to the auditors, unless authority to do so is withheld. PwC were first appointed as auditors of the Corporation on May 7, 2004 at the annual and special meeting of the shareholders of PL Internet Inc. ("PLI"), the Corporation's predecessor by arrangement, prior to the reverse takeover of PLI by GAPCO (Guinea Aluminum Products Corporation) Ltd. ("GAPCO") on May 25, 2004 (the "Arrangement"). For additional information concerning the Arrangement see the information circular of PLI dated April 2, 2004 (the "PLI Circular") available through the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

Change of Name

It is proposed that following the conclusion of the Meeting, the Corporation will change its name to "Global Alumina Corporation". The Board of Directors considers the change in name to more accurately reflect its exclusive strategic focus on alumina production and sales. In order to implement the change in the Corporation's name, it will be necessary to amend the articles of continuance of the Corporation.

Accordingly, shareholders will be asked at the Meeting to consider, and if thought advisable, to approve the resolution (the "Name Change Resolution") authorizing the change of the Corporation's name to "Global Alumina Corporation". A draft of the Name Change Resolution is attached hereto as Exhibit A. In order for the change in the Corporation's name to proceed, the Name Change Resolution must be approved by the affirmative vote of not less than two-thirds of the votes cast in respect thereof, in person or by proxy, by shareholders at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth the compensation of the Chief Executive Officer (the "CEO") and Chief Financial Officer (the "CFO") of Global Alumina and the other most highly compensated executive officer of the Corporation and its subsidiaries (collectively, the "Named Executive Officers") for the most recently completed financial year of the Corporation as compared with the two preceding financial years of GAPCO, the Corporation's predecessor by arrangement, current subsidiary and the corporation with which certain of the current Named Executive Officers were previously employed.

Summary Compensation Table

		Annual Compensation			Long-term Compensation Awards		
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options Granted	Shares Subject to Resale Restriction	All Other Compensation
		(US$)	(US$)	(US$)	(#)	(#)	(US$)
BRUCE J. WROBEL[1]	2004	166,861	nil	nil	nil	nil	nil
Chairman and	2003	nil	nil	nil	nil	nil	nil
Chief Executive Officer	2002	nil	nil	4,000	nil	nil	nil

Name and Principal Position	Year	Annual Compensation: Salary	Annual Compensation: Bonus	Annual Compensation: Other Annual Compensation	Long-term Compensation Awards: Securities Under Options Granted	Long-term Compensation Awards: Shares Subject to Resale Restriction	All Other Compensation
		(US$)	(US$)	(US$)	(#)	(#)	(US$)
MICHAEL J. CELLA[1]	2004	116,666	nil	nil	250,000	nil	nil
Senior Vice President,	2003	nil	75,000	nil	nil	nil	nil
Chief Financial Officer and Secretary	2002	nil	120,000	4,000	nil	nil	nil
BERNARD COUSINEAU[2]	2004	178,200	nil	nil	75,000	nil	nil
President and Chief	2003	N/A	N/A	N/A	N/A	N/A	N/A
Operating Officer	2002	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1) Prior to the completion of the Arrangement, Mr. Wrobel held the position of Chairman, President and Chief Executive Officer of GAPCO and Mr. Cella held the position of Senior Vice President, Finance, Chief Financial Officer and Secretary of GAPCO.

(2) Prior to the completion of the Arrangement, Mr. Cousineau was a self-employed management consultant working with Aluminpro. On July 19, 2004, the Corporation acquired all of the outstanding share capital of Aluminpro. Mr. Cousineau was paid an aggregate of $50,000 and 50,000 Units in payment for the sale of his interest in Aluminpro to the Corporation. This payment was solely in connection with the purchase of Aluminpro by the Corporation and did not relate to Mr. Cousineau's role as a director and officer of the Corporation. A similar payment was received by each former shareholder of Aluminpro in connection with the purchase. For more information on the purchase of Aluminpro by the Corporation, see the MD&A for the fiscal year ended December 31, 2004, available through SEDAR at www.sedar.com.

Incentive Plans

The following sets forth individual grants of stock options made to the Named Executive Officers during the fiscal year ended December 31, 2004. The following dollar information is expressed in United States currency.

Option Grants During the Fiscal Year Ended December 31, 2004

Name	Securities Under Options Granted(#)[1]	% of Total Options Granted in Financial Year	Exercise or Base Price (US$/Share)	Market Value of Securities Underlying Option on the Date of Grant (US$/Share)	Expiration Date
BRUCE J. WROBEL	nil	N/A	N/A	N/A	N/A
MICHAEL J. CELLA	250,000[1]	24.15	1.50	See Note (2) below.	May 27, 2009
BERNARD COUSINEAU	75,000[1]	7.25	1.50	See Note (2) below.	May 27, 2009

Notes:

(1) Options were granted under the Corporation's stock option plan on May 27, 2004. Each option may be exercised for one common share of the Corporation at an exercise price of $1.50. The options have a term of five years and vest 50% after one year and 50% after two years from the date of the grant.

(2) Options were granted on May 27, 2004, however the common shares of the Corporation were not traded on a public exchange prior to the Corporation's listing on the TSX Venture Exchange on June 15, 2004. The Corporation based the exercise price of the options granted on May 27, 2004 after a review of the exercise price of Warrants which GAPCO issued as part of a private placement of Units (each unit consisting of one common share and one-half of a Warrant) in February of 2004. The exercise price (the "Warrant Exercise Price") of each Warrant was set at $1.50. The Corporation considered that the option exercise price of $1.50 continued to reflect a premium over the value of the common shares of the Corporation on the date the options were granted.

No Named Executive Officer exercised any options during the financial year ended December 31, 2004.

Pension Plans

The Corporation has not established a pension plan in which any of the Named Executive Officers participate.

Employment Agreements

Neither the Corporation nor any of its subsidiaries have entered into any employment agreement with any Named Executive Officer or any compensation plan or arrangement with respect to a named executive officer in respect of the

resignation, retirement or any other termination of employment of the officer's employment or in relation to a change in control of the Corporation or any of its subsidiaries.

SECURITY BASED COMPENSATION ARRANGEMENTS

The Corporation currently has in place a stock option plan (the "Plan") under which its officers, directors, employees (full-time or part-time) and consultants to the Corporation (the "Participants") are eligible to receive grants of stock options (the "Options") that may be exercised to purchase common shares from treasury. The Plan was effective May 27, 2004 and approved as part of the Arrangement by the shareholders of PLI at the annual and special meeting of the shareholders of PLI held on May 7, 2004 and has not been amended since May 27, 2004.

No common shares have been issued under the Plan and the maximum number of common shares reserved for issuance under the Plan is limited to 10,000,000, which represents 8.37% of the Corporation's currently outstanding common share capital. The total number of Common Shares that would be issuable upon the exercise of outstanding Options granted under the plan is 1,857,000, which represents 1.55% of the Corporation's currently outstanding Common Share capital.

The Plan does not permit the number of common shares reserved for issuance pursuant to Options granted to any one Participant to exceed 5% of the Corporation's outstanding capital, excluding common shares issued to such Participant upon the exercise of Options over the preceding 12 month period.

The price at which an Option may be exercised to acquire a common share may not be less than the closing price of the common shares of the Corporation on the date of the grant of the Option. The Compensation Committee is responsible for recommending to the Board of Directors (i) which Eligible Persons are granted Options; (ii) the number of common shares covered by each Option grant; (iii) the price per share at which common shares may be purchased; (iv) the time the Options will be granted; (v) the time the Options will vest; and (vi) the time at which the Options will be exercisable within ten years of the grant. The exercise price of Options granted to executive officers of the Corporation in the fiscal year ended December 31, 2004 was $1.50 per common share with an expiration date of May 27, 2009. The exercise price of Options granted to executive officers of the Corporation on March 10, 2005 was $2.50 per common share with an expiration date of March 10, 2010. Additional information regarding securities based compensation arrangements between the Corporation and its CEO, CFO and its other highest paid employee is summarized in the section above titled Executive Compensation. No Options were granted to directors who are not also executive officers.

Options granted under the Plan are personal to the Participant to whom the grant is made and cannot be assigned, other than by bequeath or the laws of descent and distribution. In the event that a person ceases to be an Participant, the Plan will no longer be available to such person. The grant of Options does not confer any right upon a Participant to continue employment or to continue to provide services to the Corporation. Unless otherwise specifically addressed in an option agreement, in the event that a person ceases to be employed by the Corporation for any reason other than death, the right to exercise any Options by such person is limited to 60 days after the termination of employment. In the event of death, the right to exercise any Options is limited to nine months after the date of death of the person.

The Board of Directors may amend the Plan, provided that any amendment which would: (i) materially increase the benefits under the Plan or any Options granted under the Plan; (ii) increase the number of common shares which may be issued pursuant to the Plan; or (iii) materially modify the requirements as to eligibility for participation in the Plan, shall only be effective upon being approved by the shareholders of the Corporation if required by the Toronto Stock Exchange (the "TSX").

REPORT ON EXECUTIVE COMPENSATION

Composition of the Compensation Committee

During the fiscal year ended December 31, 2004, the Compensation Committee was composed of Mr. Kakinoki, as Chair, Mr. Gayer and Mr. Karjian, each of whom are not eligible to participate in any executive compensation program other than the Corporation's stock option plan. On March 10, 2005, Mr. Suratgar replaced Mr. Karjian as a member of the committee. Mr. Kakinoki, Mr. Gayer and Mr. Suratgar are independent directors.

It is the responsibility of the Compensation Committee to make recommendations to the Board of Directors regarding the compensation of members of the Board of Directors, the CEO, the other senior executives and other employees of the Corporation. The mandate of the Compensation Committee includes the following:

- Recommend to the Board of Directors and oversee the development and implementation of compensation levels, equity-based compensation plans and incentive compensation plans and guidelines for the Corporation's employees;
- Recommend to the Board of Directors the corporate goals and objectives relevant to the CEO's compensation, evaluate the performance of the CEO in light of those goals and objectives and set the CEO's compensation level based on this evaluation;
- Review and recommend to the Board of Directors the adequacy and form of compensation levels, programs and guidelines applicable to senior management;
- In consultation with senior management, oversee regulatory compliance with respect to all compensation programs and review executive compensation disclosure; and
- Recommend to the Board of Directors the appropriate guidelines for any severance or similar termination agreements or payments to senior management.

During the fiscal year ended December 31, 2004, the Compensation Committee did not meet and the duties and obligations of the Compensation Committee were exercised by the full Board of Directors. The Compensation Committee shall meet and assume its duties and responsibilities as discussed above during the 2005 fiscal year.

Components of Compensation

The principal components in the overall compensation of senior executives currently consist of a base salary and participation in the Corporation's stock option plan and may or may not include the payment of a bonus based on performance of the individual (as evaluated by the Compensation Committee or the full Board of Directors). Base salary is generally the principal component of an executive officer's compensation package, with the stock option plan providing long-term incentives. In accordance with the compensation strategy of the Corporation, grants of stock options for executive officers are primarily performance-based. Grants of stock options also take into account the executive officer's level of responsibility within the Corporation, and the number and exercise price of options previously issued to a particular executive officer.

Chief Executive Officer

For the fiscal year ended December 31, 2004, the compensation package of the CEO was reviewed and approved by the Board of Directors. For the 2005 fiscal year, the compensation package of the Chief Executive Officer will be approved by the Board of Directors, based upon the recommendations of the Compensation Committee, which will in turn be based on a position description developed by the Nominating and Corporate Governance Committee together with the CEO.

The CEO's compensation package for the fiscal year ended December 31, 2004 consisted of a base salary as described above.

Mr. Wrobel holds 14.16% of the outstanding common shares of the Corporation, either directly or indirectly through intermediaries, making Mr. Wrobel the Corporation's largest individual shareholder. Mr. Wrobel and the Board of Directors each consider Mr. Wrobel's substantial equity holding in the Corporation as sufficient to align his interests with that of the other shareholders of the Corporation. Because of Mr. Wrobel's equity interest and the nature of the Corporation as a development stage company, Mr. Wrobel's compensation for his role as CEO has not traditionally been arrived at through reference to a comparator group of development stage industry and resource companies.

Mr. Wrobel is an eligible Participant under the Corporation's stock option plan. Mr. Wrobel declined to receive any options under the stock option plan when such options were allotted to directors and management during May of 2004 due to his existing substantial holding of common shares.

In summary, for the fiscal year ended December 31, 2004, Mr. Wrobel received annual compensation of $166,861 and no bonus or stock option grant.

COMPENSATION OF DIRECTORS

The directors of the Corporation were not compensated by the Corporation or its subsidiaries for services rendered as directors or for committee participation or involvement in special assignments. No director was compensated for services as a consultant. However, the Corporation does maintain a consulting contract with Karalco Resources Ltd. (''Karalco''). Mr. Karjian is Director and Chief Executive Officer of Karalco. See ''Interest of Informed Persons in Material Transactions'' below for further information concerning the current compensation structure of Karalco's consulting contract with the Corporation.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director and no executive or senior officer of the Corporation is currently indebted to the Corporation or any of its subsidiaries. At the end of the fiscal year ended December 31, 2003, GAPCO had a current asset due from an affiliate in the amount of $53,748.85 representing short-term unsecured non-interest bearing advances which were due upon demand. Several of the Corporation's current shareholders also held interest in the affiliate company, with Mr. Wrobel owning the majority of the securities of the affiliate company. The affiliate company repaid the full amount of the debt to the Corporation in the third quarter of the fiscal year ended December 31, 2004.

PERFORMANCE GRAPH

From the date of the completion of the Arrangement until June 15, 2004, the common shares of the Corporation were not listed for trading on a recognized stock exchange. From June 15, 2004 until the commencement of trading of the common shares on the TSX, the common shares of the Corporation were traded on the TSX Venture Exchange under the symbol ''GPC.U''. From February 16, 2005 to the present, the common shares of the Corporation have been traded on the TSX under the same symbol.

The following graph compares the change in the cumulative total shareholder return over the last three quarters of the fiscal year ended December 31, 2004 of a Cdn$100 investment in the Corporation's common shares with the cumulative total return of the S&P/TSX Composite Index for the comparable period. On December 31, 2004, the common shares closed at US$1.95 (Cdn$2.35 based on the Bank of Canada noon exchange rate of 1.2036 on December 31, 2004) on the TSX Venture Exchange. All dollar amounts used in the graph below are in Canadian dollars.



Global Alumina Stock Price vs. S&P/TSX Indices
130
120
110
100
90
80
70
60
50
40
100
101.92
103.84
111.3
100
73.00
55.40
62.35
June 15/04
June 30/04
Sept. 30/04
Dec. 31/04
Global Alumina
S&P/TSX Composite Index

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Mr. Wrobel is President of Herakles Capital Corp (''Herakles''). The Corporation has a contract with Herakles under which the Corporation uses staff and office space provided by Herakles and the Corporation reimburses Herakles for the cost, without mark-up, associated with such use. See the section titled ''Related Party Transactions'' in the MD&A for information concerning the Corporation's arrangement with Herakles.

Mr. Karjian is Director and Chief Executive Officer of Karalco Resources Ltd. (''Karalco''), a company which provides Global Alumina with advisory services relating to Guinea and the negotiation and implementation of the Basic Agreement, as well as strategic industry advisory services, including negotiations of alumina off-take and strategic partnering. Compensation arrangements for Karalco's consulting services are subject to review based on the status of the development of Global Alumina's refinery and associated infrastructure and the level of activity required of Karalco on behalf of Global Alumina. Monthly payments to Karalco during the fiscal year ended December 31, 2004 were $45,000 per month for the period January 1, 2004 through September 30, 2004 and $60,000 per month for the period October 1, 2004 through December 31,2004. Between October of 2004 and February of 2005, the Corporation and Karalco discussed and agreed to an incentive based compensation arrangement in addition to the monthly payments of $60,000. Payments made to Karalco under this incentive structure will be based on the achievement of specific goals, including: the ratification by the National Assembly of the Basic Agreement; the promulgation of the subsequent decree by the President of Guinea; the entering into of a co-operation agreement among Global Alumina, Guinea and the Compagnie de Bauxite de Guinea in respect of the use of common rail and port facilities; and such other events as will be agreed to by the Corporation and Karalco. The Corporation believes that this compensation structure reflects significant milestones toward the successful completion of the refinery which will be achieved with the assistance of Karalco.

OTHER MATTERS COMING BEFORE THE MEETING

Management knows of no other matters to come before the Meeting other than those referred to in the Notice. Should any other matters properly come before the Meeting, the common shares represented by proxy solicited hereby will be voted on such matters in accordance with the best judgement of the person voting such proxy.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and senior management of the Corporation consider good corporate governance to be central to the effective and efficient operation of the Corporation and its business. The Board of Directors and management are committed not only to satisfying legal and regulatory requirements, but also to developing and maintaining corporate governance practices that reflect evolving best practices standards as appropriate to the Corporation and its business.

The Board of Directors and management have been following developments in corporate governance requirements and best practices standards in both Canada and the United States closely.

The Board of Directors has established three committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The Audit Committee met prior to the end of the fiscal year ended December 31, 2004 and participated in the review and recommendation of the Corporation's third quarter and annual financial statements and management's discussion and analysis for those periods. The Compensation Committee and the Nominating and Corporate Governance Committee did not meet during the fiscal year ended December 31, 2004.

The 14 corporate governance guidelines set out in the TSX Corporate Governance Policy (the ''TSX Guidelines'') and a brief discussion of the Corporation's corporate governance practices with reference to each guideline is set out below.

1. **The Board of Directors should explicitly assume responsibility for the stewardship of the Corporation, and specifically for: (a) adoption of a strategic planning process, (b) identification of principal risks and ensuring the implementation of appropriate systems to manage these risks, (c) succession planning, including appointing, training and monitoring senior management, (d) communications policy for the Corporation, and (e) integrity of the Corporation's internal control and management information systems.**

The mandate of the Board of Directors is to manage the business and affairs of the Corporation. Pursuant to this mandate, it has explicitly assumed responsibility for the stewardship of the Corporation and, as part of the overall stewardship responsibility, has assumed the responsibilities described below.

(a) The Board of Directors is responsible for adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Corporation's business.

(b) The Board of Directors is responsible for identifying the principal risks of the Corporation's business, and ensuring, together with management, the implementation of appropriate systems to manage these risks.

(c) The Board of Directors is responsible for the appointment, appraisal and monitoring of the Corporation's senior management. The Nominating and Corporate Governance Committee will be responsible for establishing procedures to exercise oversight of the evaluation of management and recommending a CEO succession plan to the Board of Directors.

(d) The Board of Directors oversees the policy of communications by the Corporation with its shareholders and, in conjunction with management, continues to review the Corporation's approach to communications with its shareholders, regulatory bodies, governments, media and the public, including the adoption of a disclosure policy and the development of measures for receiving feedback from shareholders.

(e) The Board of Directors oversees the integrity of the Corporation's internal control and management information systems, including through reports from management, from the external auditors and from the Audit Committee.

2. Majority of directors should be "unrelated" (free from conflicting interest).

The TSX Guidelines provide that the term "unrelated director" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. The Board of Directors consists of seven members, three of whom are unrelated directors and four of whom are related directors.

3. Disclose for each director whether he or she is related, and how that conclusion was reached.

The current Board of Directors is comprised of seven directors, three of whom are unrelated to management. As the Corporation's CEO and a significant shareholder, Mr. Wrobel is a related director. As the Corporation's Senior Vice President and CFO, Mr. Cella is a related director. As the Corporation's President and Chief Executive Officer, Mr. Cousineau is a related director. Due to the consulting agreement between Karalco and the Corporation, Mr. Karjian is a related director. The remaining directors, Mr. Gayer, Mr. Kakinoki and Mr. Suratgar, have no relationship with the Corporation other than as a director or a security holder and accordingly are all unrelated directors.

4. Appointment of a committee responsible for appointment/assessment of directors and that is comprised exclusively of outside directors, a majority of whom are unrelated directors.

An outside director is defined by the TSX Guidelines as a director who is not a member of management. The Nominating and Corporate Governance Committee of the Board of Directors, which is comprised entirely of outside directors (Mssrs. Gayer, Karjian and Suratgar), one of whom is a related director (Mr. Karjian), has been given the responsibility of establishing procedures to exercise oversight of the evaluation of the board, its committees and management. In addition, the Nominating and Corporate Governance Committee has responsibility for identifying qualified prospective nominees for the Board of Directors and recommending them to the Board of Directors and establishing an orientation and education program for new directors.

5. Implement a process for assessing the effectiveness of the Board of Directors as a whole and its committees and individual directors.

The Nominating and Corporate Governance Committee of the Board of Directors will assess, at least annually, the effectiveness of the members of the Board of Directors and management of the Corporation.

6. **Provide orientation and education programs for new directors.**

The Nominating and Corporate Governance Committee has responsibility for establishing an orientation and education program for new directors. The committee will commence development of such a program during the 2005 fiscal year.

7. **Consider the size of the Board of Directors and the impact of the number on the Board of Directors' effectiveness.**

The Corporation's articles require that the Board of Directors be comprised of a minimum of one and a maximum of 15 directors. The number of directors is currently set at seven. The Board of Directors is satisfied that this number allows for the balance of skill sets and experience appropriate to the effective discharge of the Board of Directors' oversight responsibilities.

8. **The Board of Directors should review the adequacy and form of the compensation of directors to ensure compensation realistically reflects responsibilities and risks involved.**

The Compensation Committee, which is comprised entirely of outside and unrelated directors (Mssrs. Kakinoki, Gayer and Suratgar), will regularly review the adequacy and form of compensation of directors of the Corporation. For the fiscal year ended December 31, 2004, the Board of Directors was satisfied that it was appropriate not to remunerate directors. The Compensation Committee will be reviewing the compensation of directors in comparison with a comparator group of development stage industry and resource companies during the 2005 fiscal year.

9. **Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated, although some committees may include one or more inside directors.**

The Board of Directors has established three committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. All committees are comprised of outside directors. The Audit and Compensation committees are composed entirely of unrelated directors, while the Nominating and Corporate Governance Committee has one related director (Mr. Karjian serves on the committee).

10. **The Board of Directors should expressly assume responsibility for, or assign to a committee of directors, the general responsibility for developing the Corporation's approach to governance issues.**

The Nominating and Corporate Governance Committee has the responsibility of developing the Corporation's approach to governance issues and administering the Board of Directors' relationship with management. This includes responsibility for: (i) identifying qualified individuals for the Board of Directors; (ii) recommending nominees for election or re-election as directors at shareholders' meetings; (iii) establishing an orientation and education program for new directors and a continuing education program for all directors; (iv) developing and recommending to the Board of Directors standards to be applied in making determinations as to the absence of material relationships between the Corporation and the directors; (v) establishing procedures to exercise oversight of the evaluation of the Board of Directors, its committees and management; (vi) developing and recommending corporate governance principles and reviewing such principles at least once a year; (vii) developing position descriptions for the Chairman, the chair of each Board committee and, together with the CEO, developing a position description for the CEO and delineating any limits to management's responsibilities and submitting each of these items to the Board of Directors for its review and approval; (viii) recommending a CEO succession plan to the Board of Directors; and (ix) recommending structures and procedures to ensure that the Board of Directors functions independently of management.

11. **The Board of Directors should define limits to management's responsibilities by developing (a) mandates for the Board of Directors and the CEO of the Corporation and (b) the corporate objectives for which the CEO is responsible.**

The Board of Directors is responsible for the overall stewardship of the Corporation and in furtherance thereof supervises the officers of the Corporation in their management of the business and affairs of the Corporation and manages the Corporation's strategic planning process. The Board of Directors has developed mandates and corporate objectives for which the CEO is responsible. The Board of Directors requires the CEO and other

management of the Corporation to keep the Board of Directors informed in a timely and candid manner of the progress towards the achievement of the established goals and of any material deviation from such goals and from the Corporation's strategies and policies as approved by the Board of Directors.

The Nominating and Corporate Governance Committee will be responsible for developing position descriptions for the Chairman, the chair of each Board committee and, together with the CEO, developing a position description for the CEO and delineating any limits to management's responsibilities and submitting each of these items to the Board of Directors for its review and approval.

12. **Establish procedures to enable the Board of Directors to function independently of management.**

The importance of the independence of the Board of Directors from management is fully endorsed by the Corporation and its management. The Board of Directors considers it important to the ability of the CEO to function most effectively that the CEO also be the Chairman of the Board of Directors. The Board of Directors will discharge the responsibilities which are central to its oversight function through the Audit, Compensation and Nominating and Corporate Governance Committees, each of which is and will continue to be comprised entirely of outside directors. Well-developed mandates for these committees, position descriptions for the Board of Directors and the CEO, Board of Directors assessment processes and ongoing discussions about effective governance and evolving best practices will also support the independence of the Board of Directors from management on a going-forward basis. In addition to the CEO, each of the other directors are established businesspersons who are each satisfied that they discharge their responsibilities to the Corporation in an independent-minded way and do not believe that other, more formal procedures are necessary.

13. **Establish an audit committee with a specifically defined mandate and direct communication channels with internal and external auditors, with all members being unrelated directors. The audit committee's duties should include oversight responsibility for management reporting on internal control and should ensure that management has designed and implemented an effective system of internal control.**

The Board of Directors has an Audit Committee, all the members of which were unrelated directors during 2004. On March 10, 2005, Mr. Suratgar filled the vacancy on the committee created by the resignation of Mr. Higashi. Mr. Suratgar is an unrelated director. The roles and responsibilities of the Audit Committee include responsibility for reviewing and making recommendations to the Board of Directors on (i) financial statements and the related reports of management and external auditors, (ii) accounting and financial reporting procedures and methods, (iii) internal audit procedures and reports, and (iv) matters relating to external auditors, including the appointment and terms of engagement of external auditors and their reports relating to accounting, financial and internal audit matters. The Audit Committee has direct communication channels with the external auditors. The Corporation has an internal audit function.

14. **Implement a system to enable an individual director to engage outside advisors at the Corporation's expense. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board of Directors.**

Any member of the Board of Directors may engage an outside advisor at the expense of the Corporation in appropriate circumstances.

AVAILABILITY OF CERTAIN DOCUMENTS

Additional documents and information regarding the Corporation are available through SEDAR. These documents can be accessed through the Internet at *www.sedar.com*. Financial information regarding the Corporation is contained in the Corporation's comparative financial statements and MD&A for its most recently completed financial year.

The Corporation will provide to any person, without charge, following a written or oral request to Mr. Michael J. Cella, 405 Lexington Avenue, 25th Floor, New York, New York, 10174 (telephone: 212-223-6750; fax: 212-223-6749), a copy of this Circular, the Corporation's annual report for the fiscal year ended December 31, 2004, any interim financial statements since December 31, 2004, and any other documents incorporated therein by reference.

Under National Instrument 54-102, adopted by the Canadian Securities Administrators, a registered holder or beneficial owner of securities of the Corporation who wishes to receive interim financial statements from the Corporation must deliver written request for such material to the Corporation. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed request form, in the addressed envelope provided, to the Corporation. The Corporation will maintain a supplemental mailing list of persons and companies wishing to receive interim financial statements.

DIRECTORS APPROVAL

The contents and the sending of this management information circular have been approved by the directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed) BRUCE J. WROBEL
Chairman and
Chief Executive Officer

(Signed) MICHAEL J. CELLA
Senior Vice President,
Chief Financial Officer and Secretary

EXHIBIT A

NAME CHANGE RESOLUTION

Be it Resolved as a Special Resolution that:

1. The articles of the Corporation be amended to change the name of the Corporation to ''Global Alumina Corporation''.

2. The Corporation be and is hereby authorized and directed to make application pursuant to the *Business Corporations Act* (New Brunswick) (the ''NBBCA'') for a Certificate of Amendment to give effect to this special resolution.

3. Any director or officer of the Corporation is authorized and directed, for and in the name of and on behalf of the Corporation, to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such further agreements, instruments, amendments, certificates and other documents, including without limitation, Articles of Amendment in the form prescribed by the NBBCA, and to do all such other acts or things as that director or officer may determine to be necessary or advisable to implement the foregoing special resolutions and the matters authorized thereby, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

4. Notwithstanding the foregoing, the Board of Directors of the Corporation be and is hereby authorized, in its sole discretion, to revoke this resolution without any further approval of the shareholders at any time prior to the issuance of a Certificate of Amendment under the NBBCA giving effect hereto.


Global
Alumina

CBN
FINANCIAL PRINTING
Printed in Canada
251363

GLOBAL ALUMINA PRODUCTS CORPORATION


Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on April 28, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

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Proxies submitted must be received by 9:30 am, Eastern Time, on April 27, 2005

006Z9A

Appointment of Proxyholder

The undersigned shareholder of Global Alumina Products Corporation hereby appoints Bruce J. Wrobel, or failing him, Michael J. Cella

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of GLOBAL ALUMINA PRODUCTS CORPORATION to be held at The TSX Broadcast & Conference Centre Gallery, Exchange Tower, 130 King Street West, Toronto, ON on April 28, 2005 at 9:30 am and at any adjournment thereof.

1. Election of Directors as outlined in the Information Circular.

FOR all director nominees - allocate votes equally ▷ ☐

OR

WITHHOLD vote for all director nominees ▷ ☐

OR

CUMULATIVE voting - please specify the allocation of votes in the space provided: ▷ ☐

Note: Max. number of votes to be cast:

Director nominee	Vote allocation	Director nominee	Vote allocation
Michael J. Cella		Karim L. Karjian	
Bernard Cousineau		David Suratgar	
Alan J. Gayer		Bruce J. Wrobel	
Masumi Kakinoki			

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2. Appointment of Auditors

Appointment of PricewaterhouseCoopers LLP, Royal Trust Tower, Suite 3000, Toronto Dominion Centre, Toronto, ON M5K 1G8 as auditors for the Corporation.

For ▷ ☐ Withhold ▷ ☐

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

		For	Against
3	Resolved that the articles of amendment of Global Alumina Products Corporation be amended to change the name of the corporation to "Global Alumina Corporation". ▷	☐	☐

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Reports

☐ Mark this box if you would like to receive interim financial reports by mail.

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☐ Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY, then it will be assumed you do NOT want to receive interim financial statements.

PWDQ

006ZAD



LETTER OF CONFIRMATION

March 22, 2005

Trust Company of Canada
Sixth Floor
530 8 Avenue SW
Calgary, Alberta
T2P 3S8
Telephone 1-403-267-6800
Facsimile 1-403-267-6529
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

To: Alberta Securities Commission
Office of the Administrator, New Brunswick
Ontario Securities Commission
TSX Venture Exchange

Dear Sirs:

Subject: Global Alumina Products Corporation (the "Corporation")

We confirm that the following materials were sent by pre-paid mail on March 21, 2005, to the registered holders of Common Shares of the Corporation:

1. 2004 Annual Report
2. Notice of Annual and Special Meeting of Shareholders / Management Proxy Circular
3. Form of Proxy
4. Proxy Return Envelope

We further confirm that copies of the above-mentioned materials together with a Request for Annual and Interim Financial Statements were sent by courier on March 21, 2005 to those intermediaries holding Common Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA
Agent for Global Alumina Products Corporation

ClientServicesMailings@Computershare.com

cc: Global Alumina Products Corporation
Attn: Michael Cella



600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

March 12, 2004

Alberta Securities Commission
British Columbia Securities Commission
Securities Commission of Newfoundland
Ontario Securities Commission
Commission des valeurs mobilières du Québec
TSX Venture Exchange



Dear Sirs:

Subject: PL Internet Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual & Special (Non-Routine)
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	693 41X 100
4.	Record Date	:	April 7, 2004
5.	Meeting Date	:	May 7, 2004
6.	Meeting Location	:	Toronto, ON

Yours truly,

"signed by"
Christine Paul
Meeting Specialist
Stock Transfer Department
Direct Dial No: 1-866-331-6361
Email: chris.paul@computershare.com

cc: PL Internet Inc.
Attention: Ingrid Hibbard



600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

February 17, 2005

Alberta Securities Commission
British Columbia Securities Commission
Office of the Administrator, New Brunswick
Ontario Securities Commission
L'Autorité des marchés financiers
TSX

AMENDED

Dear Sirs:

Subject: Global Alumina Products Corporation

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual and Special Meeting
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	379 44L 104
4.	Record Date	:	March 14, 2005
5.	Meeting Date	:	April 28, 2005
6.	Meeting Location	:	Toronto, ON

Yours truly,

"signed by"
Del Newsham
Stock Transfer Department
Direct Dial No: 1-866-331-6361
Email: del.newsham@computershare.com

cc: Global Alumina Products Corporation
Attention: Michael Cella


RECEIVED
2005 APR 26 A 11:41

MATERIAL CHANGE REPORT

Pursuant to



Section 85(1) of the *Securities Act* (British Columbia)
Section 146(1) of the *Securities Act* (Alberta)
Section 84(1) of the *Securities Act* (Saskatchewan)
Section 75(2) of the *Securities Act* (Ontario)
Section 73 of the *Securities Act* (Quebec)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)

1. Reporting Issuer

PL Internet Inc.

2. Date of Material Change

March 16, 2004

3. Press Release

The press release reporting the material change was transmitted on March 16, 2004 in Canada through the newswire services of CCN Matthews.

4. Summary of Material Change

PL Internet Inc. ("PLI") announced that it has entered into a definitive Agreement of Arrangement ("the Arrangement") with GAPCO (Guinea Aluminum Products Corporation) Ltd. ("GAPCO") under which it is proposed that pursuant to a court approved Plan of Arrangement in the British Virgin Islands GAPCO shareholders will exchange their shares of GAPCO for shares of PLI, resulting in GAPCO becoming a wholly-owned subsidiary of PLI. PLI is an Ontario reporting issuer. GAPCO is a British Virgin Islands company established in 1999 to build, own and operate a 2.6 million tonne per annum greenfield alumina refinery to be constructed in Guinea, West Africa adjacent to one of the largest bauxite mines in the world.

5. Full Description of Material Change

PL Internet Inc. ("PLI") announced that it has entered into a definitive Agreement of Arrangement ("the Arrangement") with GAPCO (Guinea Aluminum Products Corporation) Ltd. ("GAPCO") under which it is proposed that pursuant to a court approved Plan of Arrangement in the British Virgin Islands GAPCO shareholders will exchange their shares of GAPCO for shares of PLI, resulting in GAPCO becoming a wholly-owned subsidiary of PLI. PLI is an Ontario reporting issuer. GAPCO is a British Virgin Islands company established in 1999 to build, own and operate a 2.6 million tonne per annum greenfield alumina refinery to be constructed in Guinea, West Africa adjacent to one of the largest bauxite mines in the world.

Prior to completing the Arrangement PLI will consolidate its issued and outstanding common shares on the basis of one new PLI share for each 1.57 shares outstanding. On completion of the Arrangement, existing shareholders of PLI will hold 3.5%, on a fully diluted basis, of the shares of PLI and the former shareholders of GAPCO will hold the remaining shares of PLI. As part of the Arrangement, it is also proposed that PLI will change its name to Global Alumina Products Corporation and will cease to be governed as a corporation under the laws of Ontario and instead will become governed by the laws of New Brunswick.

The Arrangement is subject to a number of conditions, including approval by the shareholders of each of PLI and GAPCO and by the British Virgin Islands High court. PLI intends to hold a meeting of its shareholders on May 7, 2004 at which time the PLI shareholders of record as of April 7, 2004 will be asked to consider and vote on the Arrangement.

In February 2004 GAPCO completed a US $50 million equity private placement. The proceeds of the private placement, which was managed by IBK Capital Corp. of Toronto, will be used for further advancement and development of the alumina refinery in Guinea, West Africa.

6. Reliance on Section 75(3) of the Act

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officers

Ingrid Hibbard
President
905-875-3828

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

SIGNED this 17th day of March at Toronto, Ontario.

PL Internet Inc.

Per : "James Skelton"
James Skelton
Chairman

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT 51-102

Item 1. – Reporting Issuer:

Global Alumina Products Corporation (formerly PL Internet Inc.) ("**GAPCO**")
44 Chipman Hill, 10th Floor
P.O Box 7289
Saint John, New Brunswick
E2L 4S6

Item 2. – Date of Material Change:

May 26, 2004

Item 3. – Press Release:

A news release with respect to the material change referred to in this report was issued through newswire services on May 28, 2004 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4. – Summary of Material Change:

On May 28, 2004, GAPCO announced the completion of its previously announced business combination (the "**Transaction**") resulting in, among other things, GAPCO (Guinea Aluminum Products Corporation) Ltd ("**Old GAPCO**") becoming a wholly-owned subsidiary of GAPCO and the holders of common shares of Old GAPCO receiving, in exchange therefor, common shares of GAPCO.

Item 5. – Full Description of Material Change:

On May 28, 2004, GAPCO announced the completion of its previously announced business combination (the "**Transaction**") resulting in, among other things, GAPCO (Guinea Aluminum Products Corporation) Ltd ("**Old GAPCO**") becoming a wholly-owned subsidiary of GAPCO and the holders of common shares of Old GAPCO receiving, in exchange therefor, common shares of GAPCO.

The Transaction was approved by the shareholders of Old GAPCO on May 5, 2004, by the shareholders of PL Internet on May 7, 2004 and by the British Virgin Islands High Court of Justice on May 10, 2004. In connection with the completion of the Transaction, PL Internet consolidated its issued and outstanding common shares, changed its name to "Global Alumina Products Corporation" and continued its corporate existence under the laws of New Brunswick.

As a result of the completion of the Transaction, the former shareholders of Old GAPCO now own approximately 96.5%, on a fully diluted basis, of the common shares of GAPCO and the former shareholders of PL Internet own the remaining common shares of GAPCO.

Item 6. – Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. – Omitted Information:

N/A

Item 8. – Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Michael J. Cella, Chief Financial Officer
Telephone: (212) 223-6750
Facsimile: (212) 223-6749
e-mail: cella@gapcoltd.com

Item 9. – Date of Report:

May 28th, 2004

(Signed)
Bruce J. Wrobel
Chief Executive Officer

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT 51-102



Item 1. – Name and Address of Company:

Global Alumina Products Corporation ("**GAPCO**")
44 Chipman Hill, 10th Floor
P.O Box 7289
Saint John, New Brunswick
E2L 4S6

Item 2. – Date of Material Change:

June 14, 2004

Item 3. – News Release:

A news release with respect to the material change referred to in this report was issued through newswire services on June 14, 2004 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4. – Summary of Material Change:

GAPCO, formerly PL Internet Inc. ("PLI"), announced that it received final acceptance of the listing of its common shares on Tier 1 of the TSX Venture Exchange. Effective at the opening of trading on June 15, 2004, GAPCO's common shares commenced trading on the TSX Venture Exchange under the symbol "GPC.U". Trading of GAPCO common shares is quoted in U.S. dollars.

Item 5. – Full Description of Material Change:

See news release attached as Schedule "A".

Item 6. – Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7. – Omitted Information:

Not applicable.

Item 8. – Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Michael J. Cella, Chief Financial Officer
Telephone: (212) 223-6750
Facsimile: (212) 223-6749
e-mail: cella@gapcoltd.com

2210842_2.DOC

Item 9. – Date of Report:

June 17, 2004

(Signed)
Michael J. Cella
Chief Financial Officer and Secretary

Schedule "A"

News Release

GLOBAL ALUMINA PRODUCTS CORPORATION ANNOUNCES LISTING ON TSX VENTURE EXCHANGE

TORONTO, ON (June 14, 2004) – Global Alumina Products Corporation ("GAPCO") (TSX VEN:GPC.U), formerly PL Internet Inc. ("PLI"), announces that it has received final acceptance of the listing of its common shares on Tier 1 of the TSX Venture Exchange. Effective at the opening of trading on June 15, 2004, GAPCO's common shares will commence trading on the TSX Venture Exchange under the symbol "GPC.U". Trading of GAPCO common shares will be quoted in U.S. dollars. The number of GAPCO common shares outstanding is 102,159,623 (136,169,623 on a fully diluted basis; GAPCO has issued 33 million warrants and has granted 1,010,000 stock options).

On May 28, 2004, GAPCO announced the completion of a business combination, which was approved by the shareholders of PLI, Severrin Limited and GAPCO (Guinea Aluminum Products Corporation) Ltd. In addition, the PLI shareholders approved GAPCO's by-laws and elected the following persons to GAPCO's board of directors: Bruce Wrobel (Chairman), Michael Cella, Bernard Cousineau, Alan Gayer, Kunihiko Hisgashi, Masumi Kakinoki and Karim Karjian. GAPCO's officers are Bruce Wrobel, Chairman and Chief Executive Officer; Bernard Cousineau, President; Michael Cella, Senior Vice President, Chief Financial Officer and Secretary; Ian Porteous, Senior Vice President and Chief Technology Officer; and Frank Donohue, Senior Vice President of Construction and Engineering.

On May 27, 2004, GAPCO granted an aggregate of 1,010,000 stock options pursuant to its stock option plan, which plan has been approved by its shareholders. All such stock options have an exercise price of US $1.50 and a term of five years. Of the 1,010,000 stock options that were granted, an aggregate of 375,000 were granted to the following officers and directors: 250,000 to Michael Cella; 75,000 to Bernard Cousineau; and 50,000 to Ian Porteous. An aggregate of 635,000 options were granted to other GAPCO employees.

GAPCO is near completion of its acquisition of Aluminpro Aluminium Industry Professionals Inc. ("Aluminpro"), one of the world's leading consulting groups specialized in the upstream aluminum industry (bauxite, alumina, smelting and power). Aluminpro's professionals bring to GAPCO over 750 years of combined experience in the industry. In connection with this acquisition, GAPCO expects to issue an additional 500,000 common shares and 250,000 warrants. A pre-closing was completed on June 3, 2004, at which time US $500,000, the cash portion of the consideration, was paid to the Aluminpro shareholders. The issue of these common shares and warrants will be completed once regulatory approval is received.

Certain shareholders of GAPCO have agreed to place some or all of their GAPCO shares into escrow under the TSX Venture Exchange's Tier 1 value security escrow agreement. A total of 31,880,000 GAPCO shares have been placed into escrow and will be released over a period of 18 months from the date of the TSX Venture Exchange bulletin announcing the listing of GAPCO's shares.

GAPCO continues to make progress in the development of its alumina refinery project in Guinea. Negotiations of the Concession Agreement with the Government of Guinea are proceeding satisfactorily and GAPCO is scheduled to meet with Guinea's Minister of Mines and Geology on June 19 and 20 to further its negotiations. GAPCO expects that the Government of Guinea will extend its Memorandum of Understanding, which currently expires on June 30, 2004, to allow negotiations to continue. If the Concession Agreement is not finalized, or the Memorandum of

Understanding is not extended, by June 30, 2004, GAPCO would have no formal arrangements in place with the Government of Guinea.

GAPCO's environmental consultants are currently in the field preparing the environmental impact assessment studies and a preliminary study of the port facilities area will be submitted to the Government of Guinea during the week of June 13, 2004. GAPCO has collected bauxite samples from the intended supply plateaus and begun testing for processability, filtration and comminution of the bauxite. To date, GAPCO's engineering consultants, The Hatch Group, have maintained their expected schedule, recently publishing the designs for the refinery process flows and the mass and energy balance.

GAPCO faces a number of risks, including the following: GAPCO is a development stage company; GAPCO's success is contingent on completing certain agreements with the Government of Guinea; GAPCO's business is subject to fluctuations in the aluminum and alumina markets; GAPCO's success is contingent on the economic viability of its alumina refinery project; GAPCO will require additional financing in order to fund construction of its alumina refinery project; and GAPCO faces competition from other aluminum and alumina industry participants. Further information about these and other risk factors, and about GAPCO, is contained in the management information circular of PLI dated April 2, 2004, a copy of which can be obtained on SEDAR at www.sedar.com.

ABOUT GAPCO

Global Alumina Products Corporation (GAPCO) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. GAPCO is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. GAPCO is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of GAPCO, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

For further information, please contact:

Josh Orzech
GCI Group
P: 416-486-5923
E: jorzech@gcigroup.com

Michael Cella
GAPCO
P: 212-223-6750
E: cella@gapcoltd.com

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT 51-102



Item 1. – Name and Address of Company:

Global Alumina Products Corporation ("**GAPCO**")
44 Chipman Hill, 10th Floor
P.O Box 7289
Saint John, New Brunswick
E2L 4S6

Item 2. – Date of Material Change:

June 28, 2004

Item 3. – News Release:

A news release with respect to the material change referred to in this report was issued through newswire services on June 28, 2004 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4. – Summary of Material Change:

GAPCO and the Ministry of Mines and Geology of the Republic of Guinea jointly announced the extension of the term of their Memorandum of Understanding ("MOU") regarding the development of GAPCO's proposed 2.8 mtpa alumina refinery. The MOU, which was due to expire at the end of June, 2004, has now been extended to the end of December, 2004. The MOU will be replaced with a definitive Investment Agreement.

Item 5. – Full Description of Material Change:

See news release attached as Schedule "A".

Item 6. – Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7. – Omitted Information:

Not applicable.

Item 8. – Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Michael J. Cella, Chief Financial Officer
Telephone: (212) 223-6750
Facsimile: (212) 223-6749
e-mail: cella@gapcoltd.com

2229896_2.DOC

Item 9. – Date of Report:

June 29, 2004

(Signed)
Bruce J. Wrobel
Chief Executive Officer

Schedule "A"

News Release

GAPCO Extends Guinean MOU

Toronto June 28, 2004 - Global Alumina Products Corporation (GAPCO) (TSX VEN: GPC.U) and the Ministry of Mines and Geology of the Republic of Guinea jointly announce the extension of the term of their Memorandum of Understanding (MOU) regarding the development of GAPCO's proposed 2.8 mtpa alumina refinery. The MOU, which was due to expire at the end of June, 2004, has now been extended to the end of December, 2004. The MOU will be replaced with a definitive Investment Agreement.

"Based upon the significant progress made to date and the continuing close co-operation between GAPCO and the Ministry of Mines and Geology, we are pleased to confirm that the parties agreed to extend the term of the MOU. This extension will permit the parties to complete the various technical studies necessary to finalize the definitive Investment Agreement," states his Excellency Dr. Alpha Mady Soumah, Minister of Mines and Geology. His Excellency added, "the Government's ability to provide a long-term secure supply of high-quality bauxite to GAPCO, together with the investment incentives made available by the Government of Guinea, are examples of what the Government can bring to the future transformation of Guinea's vast bauxite resources into higher quality alumina."

"GAPCO is pleased with the support and cooperation we are receiving from the Ministry of Mines and Geology," said Bruce Wrobel, CEO of GAPCO. "Guinea's long experience of mining of bauxite and the production of alumina is proving extremely helpful to our efforts to finalize the pre-construction efforts surrounding this exciting project. We look forward to continuing our close relationship with the Government of Guinea through development, construction and ultimately the long-term operation of the alumina refinery."

ABOUT GAPCO

Global Alumina Products Corporation (GAPCO) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. GAPCO is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. GAPCO is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of GAPCO, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

For further information, please contact:

Michael Cella
GAPCO
P: 212-223-6750
E: cella@gapcoltd.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT 51-102


RECEIVED
2005 APR 26 A 11:41
CORPORATE FINANCE

Item 1. – Reporting Issuer:

Global Alumina Products Corporation
44 Chipman Hill, 10th Floor
P.O. Box 7289
Saint John, New Brunswick
E2L 4S6

Item 2. – Date of Material Change:

July 19, 2004

Item 3. – Press Release:

A news release with respect to the material change referred to in this report was issued through newswire services on July 20, 2004.

Item 4. – Summary of Material Change:

On July 20, 2004, Global Alumina Products Corporation ("GAPCO") completed its previously announced acquisition of Aluminpro Aluminium Industry Professionals Inc. ("Aluminpro"), a leading consulting group specializing in the upstream aluminium industry (bauxite, alumina, smelting and power). GAPCO also announced the appointment of three members to its senior management team.

Item 5. – Full Description of Material Change:

GAPCO, a company that proposes to produce alumina for sale to the global aluminum industry, completed its previously announced acquisition of Aluminpro, a leading consulting group specializing in the upstream aluminium industry (bauxite, alumina, smelting and power). Aluminpro, whose senior professionals combine for over 750 years of experience, will operate as a wholly owned subsidiary of GAPCO. As consideration for the acquisition of all of the outstanding shares of Aluminpro, GAPCO paid an aggregate of US$500,000 and issued an aggregate of 500,000 common shares of GAPCO and warrants to purchase an aggregate of 250,000 common shares of GAPCO to the former shareholders of Aluminpro. The securities of GAPCO issued to the former shareholders of Aluminpro (including the common shares of GAPCO issuable upon the exercise of the warrants) are subject to a restricted period under applicable securities legislation in Canada which expires on November 20, 2004.

GAPCO also announced the appointment of three industry veterans to its senior management team. Bernie Cousineau will serve as President and Chief Operating Officer of GAPCO, Ian Porteous as Senior Vice President and Chief Technology Officer and Frank Donohue as Senior Vice President, Construction and Engineering.

Item 6. – Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. – Omitted Information:

N/A

Item 8. – Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Michael Cella, Chief Financial Officer
TEL: (212) 223-6750
Email: cella@gapcoltd.com

Item 9. – Date of Report:

July 29, 2004

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1: REPORTING ISSUER

Global Alumina Products Corporation

ITEM 2: DATE OF MATERIAL CHANGE

October 15, 2004

ITEM 3: PRESS RELEASE

A press release was issued by Global Alumina Products Corporation (the "Corporation") on October 18, 2004. A copy of the press release is attached hereto.

ITEM 4: SUMMARY OF MATERIAL CHANGE

The Corporation, a company that proposes to produce alumina for sale to the global aluminium industry, announced on October 18, 2004 that the Republic of Guinea ("Guinea") and Global Alumina signed an investment and concession agreement (the "Basic Agreement") for the development and construction of a 2.8 million tonne per annum alumina refinery (the "Refinery") in Conakry, Guinea.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

The Corporation announced on October 18, 2004 that Guinea and the Corporation signed the Basic Agreement for the development and construction of the Refinery in Conakry, Guinea.

Refinery Concession

Guinea granted a wholly-owned subsidiary of the Corporation (the "Investor") a concession over certain lands conferring the exclusive right to design, develop, construct, own, operate and maintain the Refinery and to carry out certain related activities. The term of this concession is 99 years. Upon the expiry of this term, the parties will meet to re-negotiate with a view to renewing the Basic Agreement. If the Basic Agreement is not renewed, Guinea will pay the Investor an amount equal to the value of the project assets, taking into account their potential use over a period of 25 years.

Following financing, the project is to be conducted through a wholly-owned Guinean subsidiary of the Investor. Guinea has the right to designate a representative to sit on the executive committee of such Guinean subsidiary.

Mining Concession

Guinea granted the Investor a mining concession over certain lands conferring the exclusive right to carry out all activities involved in the exploration for and exploitation of bauxite throughout such lands. The initial term of the mining concession is 25 years. At the end of the initial 25-year term, the mining concession will be automatically renewed for an additional 25 years. Following the additional 25-year term, the mining concession will be automatically renewed for successive 10-year terms, provided the Investor has delivered to Guinea a plan of maintenance and upkeep for the project.

Infrastructure and Port Improvements

Guinea has granted the Investor the right to use certain existing infrastructure required for the project, including an access channel from the Atlantic Ocean to the port of Kamsar, Guinea. The terms of use of the existing infrastructure are to be set out in an infrastructure agreement.

The Investor has the right to design, develop and use certain port improvements, including the expansion and improvement of the access channel and the construction of a quay and jetty. Although financed by the Investor, these port improvements will be owned by Guinea. No royalties will be owed by the Investor in respect of their use for an initial 25-year period following the start of alumina exportation. Following such initial period, an annual royalty of 2% of the construction costs of the port improvements will be payable to Guinea for the next 25 years, rising to 5% for the following 25-year period. Following such period, an amount equal to 10% of the construction costs of the port improvements is to be deposited by the Investor in an escrow account to be used to fund maintenance costs for the port improvements.

In addition, the Investor has the right to design, develop and use a deep water port and warehouse storage facilities. These installations will be owned by the Investor.

Financing

The Investor has agreed to use its best efforts to obtain the financing necessary for the project within 18 months of the date of effectiveness of the Basic Agreement.

Production

The Investor has the right to produce and market alumina and to export alumina from Guinea without any restriction. Guinea may request that the Investor enter into a long term agreement for the sale of alumina to Guinea. The Investor has no obligation to enter into such an agreement if the terms are not as advantageous as that which the Investor may obtain from a third party.

The Investor has the right to expand the alumina production capacity of the Refinery. In such circumstance, Guinea has agreed to, in good faith, make necessary changes to the Basic Agreement to permit the expansion (including an extension of the concession areas).

Participation by Guinea in the Corporation

For a period of six months following the date of effectiveness of the Basic Agreement, Guinea has the right to make an offer to the Corporation to acquire a shareholding in the Corporation on market terms.

Local Supplies, Services and Employees

To the extent the Investor is responsible for transport, the Investor has agreed to transport 50% of exported alumina on certain vessels designated by Guinea, provided the terms are competitive. The Investor will use services, products and raw materials from Guinean sources, so long as those services, products and raw materials are available on comparable terms to those available on the international market. The Investor will employ as a matter of priority Guinean nationals or residents, while retaining the right to employ expatriate personnel who are necessary to the efficient conduct of the project.

Mining Royalties

Starting with the first fiscal year following the start-up of commercial alumina production (production of 150,000 metric tons each month for four months), the Investor will be subject to a mining royalty on the bauxite transformed into alumina upon its exit from inventory equal to 5% of the FOB value of Compagnie des Bauxites de Guinee bauxite on the date of the Basic Agreement (subject to a minimum of US$1 per metric ton and a maximum of US$1.50 per metric ton).

State Assistance, Guinean Tax and Exchange Controls

Guinea has agreed to facilitate all steps and procedures and provide all reasonable assistance necessary for the implementation of the project.

An advantageous Guinean tax regime for the Investor is specified in the Basic Agreement:

- Until the start-up of commercial alumina production, the Investor and its sub-contractors will be exempt from all Guinean taxes, except for employee withholdings.
- Following commercial start-up and for a period of 15 years, the Investor and its sub-contractors will be exempt from Guinean taxes, except for employee withholdings and local development taxes. The Investor will be subject to an annual local development tax of US$500,000 for the 15 years following commercial start-up and US$1,000,000 for the next following 15 years.
- After the 15 years following commercial start-up, the Investor will pay corporate income tax at a rate of 35%.

Guinea agreed that the Investor may transfer currency freely and that the Investor and is not required to repatriate to Guinea amounts held in overseas accounts except amounts necessary for expenses incurred in Guinean Francs in Guinea for the project.

Termination

Each party has the right to terminate the Basic Agreement in the event of a serious breach of one of the material obligations of the Basic Agreement by the other party or a *force majeure*.

A *force majeure* includes wars, military insurrection, riots, civil unrest, earthquakes, fires, storms, flooding or other events beyond the control of a party which renders impossible the performance by that party of its obligations. If following a *force majeure*, the parties are not able to agree on how to remedy the event, Guinea will pay to the Investor compensation equal to the value of the project assets, taking into account their potential use for the greater of the remaining term of the Basic Agreement and 50 years.

Effectiveness of Basic Agreement

The Basic Agreement becomes effective upon promulgation of the Decree of the President of Guinea publishing the law adopted by the Guinean National Assembly adopting the Basic Agreement, after receiving the legal opinion of the Supreme Court of Guinea. Guinea has undertaken to ensure that this promulgation takes place within 90 days following the execution of the Basic Agreement.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

The following senior officer of the Corporation is knowledgeable about the material change and this report:

Michael Cella, Chief Financial Officer
(212) 223-6750
cella@globalalumina.com

ITEM 9: STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at New York, New York this 22nd day of October, 2004.

by *(signed) Michael Cella*

Michael Cella
Chief Financial Officer


Global
Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA SIGNS DEFINITIVE CONCESSION AGREEMENT WITH REPUBLIC OF GUINEA FOR ITS PROPOSED ALUMINA REFINERY

Boké, Guinea – October 18, 2004 – Global Alumina **(TSX-V: GPC.U)**, a company that proposes to produce alumina for sale to the global aluminium industry, announces that the Republic of Guinea and Global Alumina signed an investment and concession agreement for the development and construction of a 2.8 million tonne per annum alumina refinery in Conakry, Guinea.

"Global Alumina's refinery and associated railroad and port infrastructure upgrades will greatly enhance the Republic of Guinea's economic development, create employment opportunities and make optimum use of its large bauxite reserve," stated Dr. Alpha Mady Soumah, Minister of Mines and Geology. "Global Alumina has been a model partner throughout this process and we will continue to co-operate with Global Alumina in every aspect as its alumina refinery proceeds to construction."

Highlights of the agreement include:

- An initial term of 99 years for the management and operation of the refinery, subject to renewal upon agreement of the parties;
- Exclusive mining concession with inferred bauxite resources greater than the refinery's expected requirements over the 99 year initial term for the refinery and its anticipated expansions. The mining concession has an initial term of 25 years with an automatic extension of 25 years, plus continuous 10 year renewals upon delivery by Global Alumina of a maintenance plan;
- Access to, and use of, existing infrastructure, including railway and port, and the right to upgrade infrastructure;
- Multi-year tax holiday and import duty and customs relief;
- Well-defined royalty to the Republic of Guinea;
- All land necessary for the implementation of the project will be made available by the Republic of Guinea at no cost to Global Alumina;
- The Republic of Guinea guarantees the right to exchange and transfer currency;

"Signing the investment and concession agreement is a significant milestone for Global Alumina and the economic development of the Republic of Guinea and the welfare of its people," said Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina. "We are now aggressively pushing forward on commencing construction of the refinery's supporting infrastructure, and looking forward to commencing construction of the refinery in the middle of 2005."

The investment and concession agreement will come into effect upon ratification by the Guinean National Assembly and promulgation by the President of the Republic of a law adopting the agreement. Completion of this process is expected within 90 days.

ABOUT GLOBAL ALUMINA

Global Alumina Products Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella	Adam Pedowitz
Global Alumina	GCI Group
P: 212-223-6750	P: 212-537-8084
cella@globalalumina.com	apedowitz@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER

Global Alumina Products Corporation
44 Chipman Hill, 10th Floor
P.O. Box 7289
Saint John, New Brunswick E2C 4S6

Administrative Offices:
335 Madison Avenue, 28th Floor
New York, New York 10174

ITEM 2: DATE OF MATERIAL CHANGE

December 17, 2004 and December 23, 2004

ITEM 3: PRESS RELEASE

Press releases were issued by Global Alumina Products Corporation (the "Corporation") on December 17, 2004 and December 23, 2004. Copies of the press releases are attached hereto.

ITEM 4: SUMMARY OF MATERIAL CHANGE

The Corporation announced on December 17, 2004 that it had priced the proposed private placement of its common shares (the "Private Placement") previously announced on November 11, 2004. The Corporation priced the Private Placement of 15,385,000 common shares (the "Common Shares") at US$1.95 per Common Share for aggregate gross proceeds of US$30,000,750.

The Corporation announced on December 23, 2004 that the Private Placement had closed. The Common Shares are subject to a holding period that expires on April 24, 2005.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

The Corporation announced on December 17, 2004 that it had priced the proposed Private Placement previously announced on November 11, 2004. The Corporation had previously announced that it intended to raise between US$25,000,000 and US$35,000,000 through the Private Placement. The Corporation priced the Private Placement of the Common

Shares at US$1.95 per Common Share for aggregate gross proceeds of US$30,000,750 (the "Gross Proceeds").

The Corporation obtained conditional acceptance of the Private Placement from the TSX Venture Exchange (the "TSXV") on December 22, 2004.

The Corporation announced on December 23, 2004 that the Private Placement had closed. RBC Dominion Securities Inc. and Jennings Capital Inc. (collectively, the "Agents") acted as agents for the Private Placement on a best-efforts basis. The Agents received a cash commission equal to 6% of the Gross Proceeds.

The Common Shares were placed with qualified investors in Europe, Canada and the United States. The Common Shares are subject to a holding period that expires on April 24, 2005.

The Private Placement remains subject to final acceptance by the TSXV.

The Corporation intends to use the net proceeds of the Private Placement to fund early stage construction activity associated with the Corporation's alumina refinery in Guinea and for general working capital purposes.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

The following senior officer of the Corporation is knowledgeable about the material change and this report:

Michael Cella
Senior Vice President and Chief Financial Officer
(212) 223-6750
cella@globalalumina.com

ITEM 9: DATE OF REPORT

DATED at New York, New York this 29th day of December, 2004.

by *(signed) Michael Cella*

Michael Cella
Senior Vice President and Chief Financial Officer


Global
Alumina

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA COMPLETES PRICING OF US$30 MILLION PRIVATE PLACEMENT

TORONTO, ON – December 17, 2004 – Global Alumina **(TSX-V: GPC.U)**, a company that proposes to produce alumina for sale to the global aluminium industry, announced that, pursuant to the Company's announcement on November 11, 2004, Global Alumina has priced the private placement of 15.385 million common shares at US$1.95 for gross proceeds of US$30 million. The private placement is expected to close by year-end.

"The strong demand for this private placement demonstrates how strongly our business plan resonates with investors around the world," said Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina. "I am pleased that a number of new, high-quality, investors will be joining Global Alumina's existing base of world-class shareholders."

The net proceeds of the private placement will be used to fund early stage construction activity associated with Global Alumina's 2.8 million tonne per annum alumina refinery in Guinea.

RBC Capital Markets and Jennings Capital Inc. are acting as Global Alumina's agents on this transaction.

The private placement is subject to all necessary regulatory approvals, including that of the TSX Venture Exchange.

The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "1933 Act"), or any applicable state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act and exemptions from any applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

ABOUT GLOBAL ALUMINA

Global Alumina Products Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely

on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella	Joshua Orzech
Global Alumina	GCI Group
P: 212-223-6750	P: 416-486-5923
cella@globalalumina.com	jorzech@gcigroup.com


Global
Alumina

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA CLOSES US$30 MILLION PRIVATE PLACEMENT

TORONTO, ON – December 23, 2004 – Global Alumina Products Corporation (Global Alumina) **(TSX-V: GPC.U)**, a company that proposes to produce alumina for sale to the global aluminium industry, announced that the company has closed its private placement and issued 15.385 million common shares, priced at US$1.95, for gross proceeds of US$30 million. The common shares are subject to a holding period that expires on April 24, 2005.

"Global Alumina's new investors are an excellent addition to our existing world-class shareholder roster," said Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina. "These additional funds will enable us to more rapidly pursue key milestones in our port construction, off-take contracts, supplier agreements and in-country staff training."

The net proceeds of the private placement will be used to fund early stage construction activity associated with Global Alumina's proposed 2.8 million tonne per annum alumina refinery in Guinea and general working capital purposes.

RBC Capital Markets and Jennings Capital Inc. acted as Global Alumina's agents on this transaction. The agents were paid a cash commission of 6% of the gross proceeds.

The private placement is subject to all necessary regulatory approvals, including that of the TSX Venture Exchange.

The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "1933 Act"), or any applicable state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act and exemptions from any applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

ABOUT GLOBAL ALUMINA

Global Alumina Products Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global

Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER

Global Alumina Products Corporation
44 Chipman Hill, 10th Floor
P.O. Box 7289
Saint John, New Brunswick E2C 4S6

Principal Offices:
335 Madison Avenue, 28th Floor
New York, New York 10174

ITEM 2: DATE OF MATERIAL CHANGE

February 10, 2005 and February 16, 2005

ITEM 3: PRESS RELEASE

A press release was issued by Global Alumina Products Corporation (the "Corporation") on February 15, 2005. A copy of the press release is attached hereto.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On February 7, 2005, the Corporation received conditional approval from the Toronto Stock Exchange (the "TSX") to list its common shares (the "Shares") for trading on the TSX.

On February 10, 2005, the board of directors of the Corporation approved and authorized the listing of the Corporation's Shares for trading on the TSX and the concurrent de-listing of the Corporation's Shares on the TSX Venture Exchange (the "TSXV").

The Corporation's Shares were listed for trading on the TSX at the opening of the market on February 16, 2005.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

On February 7, 2005, the Corporation received conditional approval from the TSX to list its Shares for trading on the TSX.

On February 10, 2005, the board of directors of the Corporation approved and authorized the listing of the Corporation's Shares for trading on the TSX and the concurrent de-listing of the Corporation's Shares on the TSXV.

The Corporation's Shares were listed for trading on the TSX at the opening of the market on February 16, 2005. In conjunction with the Corporation's listing on the TSX, the Company's Shares were de-listed from the TSXV at the commencement of trading on the TSX.

The Corporation's Shares will continue to be traded under the symbol "GPC.U".

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

The following senior officer of the Corporation is knowledgeable about the material change and this report:

Michael Cella
Senior Vice President and Chief Financial Officer
(212) 223-6750
cella@globalalumina.com

ITEM 9: DATE OF REPORT

DATED at New York, New York this 16th day of February, 2005.

By: (signed) *Michael Cella*

Michael Cella
Senior Vice President and Chief
Financial Officer


Global
Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA TO COMMENCE TRADING ON TORONTO STOCK EXCHANGE

TORONTO, ON – February 15, 2005 – Global Alumina Products Corporation (Global Alumina) **(TSX-V: GPC.U)**, a company that proposes to produce alumina for sale to the global aluminum industry, will commence trading of its common shares on the Toronto Stock Exchange (TSX) under the symbol "GPC.U", when the market opens on Wednesday, February 16, 2005. In conjunction with its move to the TSX, the Company's shares will be de-listed from the TSX Venture Exchange at the commencement of trading on TSX.

"We are excited to join the elite group of companies that trade on the Toronto Stock Exchange," said Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina. "The TSX listing will enable a broad group of investors to join our existing world-class shareholder roster."

In October of 2004, Global Alumina signed an investment and concession agreement (the Basic Agreement) with the Republic of Guinea for the development and construction of an alumina refinery in Guinea. The Company is currently awaiting ratification of the Basic Agreement by the Guinean National Assembly. The Guinean National Assembly reconvened earlier this week to address a number of matters and Global Alumina has been advised that ratification of the Basic Agreement is on the National Assembly's agenda.

ABOUT GLOBAL ALUMINA

Global Alumina Products Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102 Continuous Disclosure Obligations

ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER

Global Alumina Products Corporation
44 Chipman Hill, 10th Floor
P.O. Box 7289
Saint John, New Brunswick E2C 4S6

Principal Offices:
335 Madison Avenue, 28th Floor
New York, New York 10174

ITEM 2: DATE OF MATERIAL CHANGE

February 18, 2005

ITEM 3: PRESS RELEASE

A press release was issued by Global Alumina Products Corporation (the "Corporation") on February 21, 2005. A copy of the press release is attached hereto.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On February 18, 2005, the Corporation entered into a memorandum of understanding (the "MOU") with Technip France S.A. ("Technip") under which Technip will assume the role of engineering, procurement and construction contractor for the construction of the Corporation's refinery in Guinea.

Under the terms of the MOU, Technip has agreed to move forward on the design and procurement of the refinery ("Phase One") and both parties have agreed to commence negotiations on the terms of the final contract for the construction of the refinery.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

On February 18, 2005, the Corporation entered into the MOU with Technip under which Technip will assume the role of engineering, procurement and construction contractor for the construction of the Corporation's refinery in Guinea.

Under the terms of the MOU, Technip has agreed to move forward on the design and procurement of the refinery ("Phase One") and both parties have agreed to commence negotiations on the terms of the final contract for the construction of the refinery.

It is anticipated that Phase One will be completed by October 30, 2005. The Company estimates that payments to Technip in connection with the completion of Phase One will total approximately $25 million.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

The following senior officer of the Corporation is knowledgeable about the material change and this report:

Michael Cella
Senior Vice President and Chief Financial Officer
(212) 223-6750
cella@globalalumina.com

ITEM 9: DATE OF REPORT

DATED at New York, New York this 28th day of February, 2005.

By: [signature]
Bruce Wrobel
Chairman and Chief Executive Officer


Global
Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA SIGNS MEMORANDUM OF UNDERSTANDING WITH TECHNIP TO SERVE AS EPC CONTRACTOR

TORONTO, ON – February 21, 2005 – Global Alumina Products Corporation (Global Alumina) **(TSX: GPC.U)**, a company that proposes to produce alumina for sale to the global aluminium industry, announced today that it has entered into a memorandum of understanding with Technip **(NYSE: TKP)** based in Paris, France, whereby Technip will act as the EPC (Engineering, Procurement, Construction) contractor for Global Alumina's planned 2.8 million tonnes per year alumina refinery to be located in the Republic of Guinea.

"With a workforce in excess of 19,000 and an annual turnover in excess of US$6.5 billion, Technip ranks among the top five corporations in the world in the field of petrochemical, chemical and industrial engineering, construction and related services," said Bruce J. Wrobel, Chairman and Chief Executive Officer of Global Alumina.

"Technip is currently implementing major industrial projects in Africa, most notably Nigeria, Angola and South Africa and according to Engineering News Record is the second largest contractor in Africa. This makes Technip ideally suited to deliver to Global Alumina its refinery on time and on budget. We welcome Technip to our expanding team of contractors, advisors and consultants dedicated to the successful completion of this project," added Mr. Wrobel.

ABOUT GLOBAL ALUMINA

Global Alumina Products Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

RECEIVED
2005 APR 26 A 11:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER

Global Alumina Products Corporation
44 Chipman Hill, 10th Floor
P.O. Box 7289
Saint John, New Brunswick E2C 4S6

Principal Offices:
335 Madison Avenue, 28th Floor
New York, New York 10174

ITEM 2: DATE OF MATERIAL CHANGE

March 10, 2005

ITEM 3: PRESS RELEASE

A press release was issued by Global Alumina Products Corporation (the "Corporation") on March 11, 2005. A copy of the press release is attached hereto.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On March 10, 2005, the Board of Directors of the Corporation approved the unaudited financial statements and notes thereto (the "Financial Statements") and management's discussion and analysis (the "MD&A") for the financial year ended December 31, 2004.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

On March 10, 2005, the Board of Directors of the Corporation approved the Financial Statements and MD&A for the financial year ended December 31, 2004.

Following is the text of the Financial Statements and the MD&A.

Financial Statements

CONSOLIDATED BALANCE SHEETS
(In United States Dollars)

	December 31, 2004	December 31, 2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 51,554,031	$ 54,583
Due from affiliates and other assets	175,239	71,099
	51,729,270	125,682
Engineering contracts (Note 4)	593,805	-
Construction-in-progress (Note 5)	6,399,812	-
Other Capital assets (Note 5)	33,898	-
Total assets	$ 58,756,785	$ 125,682
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		
Current liabilities		
Accounts payable and accrued liabilities	$ 4,132,350	$ 1,752,548
Due to affiliates	-	196,551
Total current liabilities	4,132,350	1,949,099
Long-term liabilities		
Note payable	-	300,000
Accrued interest	-	5,000
	-	305,000
Commitments and contingencies (Note 10)		
Shareholders' equity (deficit)		
Capital Stock and Other Equity (Note 7)	81,477,424	7,907,500
Contributed Surplus	271,484	-
Stock subscription receivable	-	(4,000)
Accumulated Deficit	(27,124,473)	(10,031,917)
Total shareholders' equity (deficit)	54,624,435	(2,128,417)
	$ 58,756,785	$ 125,682

On behalf of the Board:

(signed) Bruce J. Wrobel
Bruce J. Wrobel
Director

(signed) Michael J. Cella
Michael J. Cella
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(In United States Dollars)

	Years ended December 31 2004	2003	Cumulative period July 21,1999 (date of inception) to December 31, 2004
Expenses			
Engineering	$9,340,005	$ 106,328	$ 15,016,551
Professional fees	5,426,555	815,512	8,705,660
General and administrative	2,256,951	205,784	3,989,548
Amortization	491,822	-	491,822
Total expenses	17,515,333	1,127,624	28,203,581
Other income			
Interest income	406,773	-	406,773
Other Income	33,900	-	690,231
Net loss	$(17,074,660)	$(1,127,624)	$ (27,106,577)
Basic and diluted loss per common share (Note 9)	$ (0.18)	$ (0.02)	$ (0.29)
Deficit, beginning of year	$(10,031,917)	$(8,904,293)	-
Reverse Take Over Costs	(17,896)	-	
Loss for the year	(17,074,660)	(1,127,624)	
Deficit, end of year	$(27,124,473)	$(10,031,917)	

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In United States Dollars)

	Years ended December 31 2004	2003	Cumulative period July 21,1999 (date of inception) to December 31, 2004
Cash flows from operating activities			
Net loss	$ (17,074,660)	$ (1,127,624)	$ (27,106,577)
Stock options issued for service (Note 3)	271,483		521,483
Common stock issued for services			50,000
Amortization	491,822	-	491,822
Total Cash flows from operating activities	(16,311,355)	(1,127,624)	(26,043,272)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Increase (decrease) in cash attributable to changes in operating assets and liabilities:			
Accounts payable	2,325,432	576,367	4,077,980
Due from affiliates and other assets	(267,178)	-	(267,178)
Accrued interest	(5,000)	5,000	-
Net cash provided by (used in) operating activities	(14,258,101)	(546,257)	(22,232,470)
Cash flows from investing activities			
Acquisition of Aluminpro (Note 4)	(576,684)	-	(576,684)
Additions to construction-in-progress	(6,399,812)		(6,399,812)
Additions to other capital assets	(39,879)		(39,879)
Payments to affiliates	-	(13,087)	(71,099)
	(7,016,375)	(13,087)	(7,087,474)
Cash flows from financing activities			
Proceeds from issuances of common shares	73,069,924	-	80,673,424
Collection of stock subscription receivable	4,000	-	4,000
Proceeds from (repayments to) affilliates		196,551	196,551
Proceeds from (repayments of) note payable	(300,000)	300,000	-
Net cash flows provided by (used in) financing activities	72,773,924	496,551	81,873,975
Net increase (decrease) in cash and cash equivalents	51,499,448	(62,793)	51,554,031
Cash and cash equivalents, beginning of year	54,583	117,376	-
Cash and cash equivalents, end of year	$ 51,554,031	$ 54,583	51,554,031

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)

1. Nature of operations

Global Alumina Products Corporation ("Global Alumina" or the "Company") filed articles of continuance under the New Brunswick Business Corporations Act on May 26, 2004. The predecessor business of Global Alumina was carried on by GAPCO (Guinea Aluminum Products Corporation) Ltd ("GAPCO"), a British Virgin Islands company incorporated on July 21, 1999. The consolidated financial statements of GAPCO as at December 31, 2003 and for the year then ended, were audited by Rothstein, Kass & Company, P.C. who expressed an opinion without reservation on those statements in their report dated January 14, 2004, except for Note 8 which is as of February 3, 2004. GAPCO completed a reverse take over transaction with PL Internet Inc. ("PLI") on May 25, 2004 and subsequently changed its name to Global Alumina. For a description of the transaction see Note 6. Global Alumina's main business is the development of the alumina refining industry in the Republic of Guinea ("Guinea"). Its major initiative is the development of an alumina refinery located in the major bauxite-mining region of the Republic of Guinea. This region is one of the largest bauxite producing regions in the world. Global Alumina intends to accomplish this initiative through its wholly-owned subsidiary, Guinea Alumina Corporation, Ltd. (formerly Boke Alumina Corporation, Ltd.), also a British Virgin Islands company, and its Guinean subsidiary, Guinea Alumina Corporation, S.A. (formerly Boke Alumina Corporation S.A.R.L.).

The Company is solely focused on the design, finance, construction, ownership and operation of an alumina refinery, and associated infrastructure improvements. In 2001, the Company discontinued development of an aluminum smelter project for which it had incurred cumulative directly attributable expenditures of $1,630,000. The balance of the cumulative expenses to date relates to the alumina refinery project.

On October 15, 2004, the Company and the Ministry of Mines and Geology ("Ministry") of the Republic of Guinea signed an agreement (the "Basic Agreement") for the construction and operation of an alumina plant refinery at Sangaredi. The Basic Agreement is a comprehensive investment and concession agreement that grants the Company exclusive rights to build and operate an alumina refinery within specified bauxite mining concession area, and will come into effect upon ratification of the agreement by the Guinean National Assembly and promulgation by the President of Guinea of a law adopting the Agreement. The Guinean National Assembly reconvened during the week of February 15, 2005 and Global Alumina was advised that ratification of the Basic Agreement was on the National Assembly's agenda.

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development, and the ability to secure adequate financing to meet the minimum capital required to successfully complete the project. The Company is directing substantially all of its efforts to various

setup activities including engineering, development, and raising capital, and preliminary construction activities.

2. Significant accounting policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

Principles of consolidation

The consolidated financial statements include the accounts of Global Alumina Products Corporation and its direct and indirect wholly owned subsidiaries, Aluminpro Aluminum Industry Professionals Inc, Global Alumina International, Ltd, Guinea Alumina Corporation, Ltd, and Guinea Alumina Corporation, S.A. All material intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Income Taxes

The company uses the asset and liability method of accounting for income taxes, under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using tax rates in effect for the period in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates or laws is recognized as part of the provision for income taxes in the period the changes are considered substantively enacted.

Future tax benefits attributable to these differences, if any, are recognized to the extent that the realization of such benefits is more likely than not,

Foreign currency translation

Reporting currency

The consolidated financial statements are presented in U.S. dollars (the "reporting currency").

The financial statements of the Company's fully integrated subsidiaries are translated into U.S. dollars using the temporal method. Monetary items are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates, with corresponding amortization translated at the same exchange rates as the assets to which they relate. Revenues and expenses are translated into U.S. dollars at the rates of exchange prevailing when the underlying transactions occurred. Exchanges gains or losses on translation are recognized in the income statement.

The financial statements of the Company's self-sustaining subsidiaries are translated using the exchange rate in effect at the end of the year and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net equity investment in self-sustaining subsidiaries are deferred as a separate component of shareholders' equity.

Foreign currency transactions and balances

The U.S. dollar is the functional currency of the Company. Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Basic and diluted loss per common stock

Basic loss per share are computed by dividing losses for the period by the weighted number of common shares outstanding during the period. Diluted loss per share are computed using the treasury stock method whereby the weighted average number of common shares used in the basic loss per share calculation is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued at the beginning of the period. Potential common shares represent the common shares issueable upon the exercise of stock options or warrants. Potential common shares are excluded from the calculation if their effect is anti-dilutive.

Development costs

The Company follows the provisions of Accounting Guideline No. 11 (AcG-11), "Enterprises in the Development Stage" of the Canadian Institute of Chartered Accountants ("CICA") Handbook. AcG-11 requires that all development stage companies comply with the CICA Handbook Section 3450, "Research and Development Costs" Development costs are capitalized only if they meet the following criteria: the product or process is clearly defined and costs attributable thereto can be defined; the technical feasibility of the process has been established; management of the company has indicated its intention to produce and market the process; the future market has been clearly defined; and adequate resources exist, or are expected to be available, to complete

the project. As of December 31, 2004, the Company has determined that it did not meet all of these criteria. Accordingly all development costs have been expensed.

Property, plant and equipment

Property, plant and equipment is comprised of construction-in-progress, motor vehicles and equipment and is recorded at carrying value less amortization. Amortization on motor vehicles and equipment is provided for over the estimated useful lives of the assets on the straight line basis at the rate of 30% per year.

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable in accordance with the CICA Section 3063, "Impairment of Long Lived Assets". Under the new standard, an impairment loss is recognized when the carrying amount of an asset exceeds the projected undiscounted future net cashflows expected from its use and disposal. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is determined by discounted cash flows when quoted market prices are not available. Future amortization will be charged based on the post-impairment carrying value.

Beginning October 1, 2004, in accordance with CICA Section 3061, "Property, Plant and Equipment", the Company has commenced capitalization of all costs directly related to the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization will commence when the alumina refinery is available for commercial production.

The Company will recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified:

(a) a change in the extent to which the project asset is expected to be used;

(b) a change in the manner in which the project asset is expected to be used;

(c) a construction interruption for an extended period of time;

(d) physical damage;

(e) a change in law or the environment which significantly affects completion.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted CICA Section 3110, "Asset Retirement Obligations". Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the

associated asset and this additional carrying amount is amortized over the life of the asset. The liability is accreted at the end of each reporting period through charges to operating expenses. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company determined that its adoption would have an immaterial impact on the results and financial position of the Company as at December 31, 2004.

Engineering Contracts

Engineering Contracts attributable to the Aluminpro acquisition are amortized over a twelve-month period commencing on July 19, 2004, the effective date of the transaction (see note 4).

3. Accounting Changes

Effective January 1, 2004, the Company adopted, on a prospective basis, CICA Section 3870, "Stock Based Compensation and Other Stock Based Payments".

The Company is now required to account for grants under its employee stock option plan using the fair value based method of accounting for stock-based compensation.

Fair values are determined using the Black-Scholes option-pricing model. Compensation costs are recognized over the vesting period as an increase to stock-based compensation expense and contributed surplus. In situations where the Company grants stock options or warrants in connection with a business acquisition, the fair value of the options or warrants at the date of grant is included in the cost of the acquisition, with an offsetting credit to other equity. If and when the stock options are ultimately exercised the applicable amounts of additional paid-in capital and contributed surplus are transferred to share capital.

Using the Black-Scholes pricing model, the weighted average fair value of options granted during the year ended December 31, 2004 was estimated to be $587,346 of which expenses in the amount of $271,483 have been recognized for the year ended December 31, 2004 (2003 – Nil). No options have been exercised as of December 31, 2004.

The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option-pricing model were as follows:

Risk-free interest rate	3.5%
Dividend yield	N/A
Volatility factor	55%
Vesting period (in years)	1-2

4. Business Acquisition

On July 19, 2004 the Company acquired all of the outstanding share capital of Aluminpro Aluminum Industry Professionals Inc ("Aluminpro"), a limited liability company formed in 2000 to provide marketing and administrative services for its membership, which is made up of senior professionals in the aluminum industry.

The purchase price of $1,000,000 consisted of $500,000 in the form of a cash payment and the balance consisted of 500,000 units of Global Alumina valued at $1 each ("Global Alumina Units"). Each Global Alumina Unit consists of one common share of Global Alumina (a "Global Alumina Common Share") and one-half of one warrant of Global Alumina (each whole warrant a "Global Alumina Warrant"). Each Global Alumina Warrant entitles the holder thereof to purchase an additional Global Alumina Common Share at a price of $1.50 per share until February 3, 2006. The Cash Flow Statement for the year ended December 31, 2004 reflects cash outflows of $500,000 as part of the cost of Aluminpro acquisition.

Concurrently with the transaction, the Company entered into a consulting services agreement with the owner members of Aluminpro for services in connection with the alumina refinery project. The consulting agreement is initially for a period of one year and may be terminated by either party by giving 90 days notice. The total cost of purchase, including transaction costs, amounted to $1,095,000 and has been allocated as follows:

Cash	$18,316
Accounts receivable and other assets	33,514
Accounts payable and other liabilities	(36,475)
Engineering Contracts	1,079,645
	$1,095,000

Engineering contracts at December 31, 2004 have a carrying value of $593,805 net of accumulated amortization of $485,840.

5. Property, plant and equipment

	Cost	Accumulated Amortization	Net carrying value	
			2004	2003
Motor vehicles	29,200	4,380	24,820	-
Equipment	10,680	1,602	9,078	-
Construction-in-progress	6,399,812	-	6,399,812	-
	$6,439,692	$5,982	$6,433,710	-

6. PL Internet Inc. Merger

On March 12, 2004, GAPCO entered into a definitive Agreement of Arrangement ("the Arrangement") with PLI, an Ontario reporting issuer, under which it proposed that

pursuant to a court approved Plan of Arrangement in the British Virgin Islands, GAPCO shareholders would exchange their shares of GAPCO for shares of PLI (the "Share Exchange"), resulting in GAPCO becoming a wholly-owned subsidiary of PLI. The financial statements of PLI as at December 31, 2003 and for the year then ended, were audited by Fuller, Jenks, Landau who expressed an opinion without reservation on those statements in their report dated January 13, 2004. The Share Exchange was completed on May 25, 2004. For accounting purposes, the transaction is considered a reverse take-over whereby GAPCO would be considered the acquiring company as the shareholders of GAPCO would acquire more than 50% of the issued and outstanding shares of PLI. Prior to the Share Exchange, PLI filed amended articles of incorporation (the "Amendment") to consolidate its outstanding share capital and to change its name to Global Alumina Products Corporation. Following the Share Exchange, on May 26, 2004, Global Alumina changed its jurisdiction of incorporation from Ontario to New Brunswick by filing articles of continuance under the New Brunswick Business Corporations Act. Global Alumina then continued as a public company and a reporting issuer in Ontario. Global Alumina listed its common shares on the TSX Venture Exchange effective June 15, 2004. The transaction resulted in the Company's assumption of PLI's net liabilities in the amount of $121,915. Transaction costs incurred by PLI relating to the Share Exchange have been recorded as a charge to the retained earnings of the Company to the extent of cash in PLI in the amount $16,502, with the balance recorded as a period expense in the in the Company's statement of operations and deficit for the three months ended June 30, 2004. The total transaction costs incurred by the Company with respect to the Share Exchange amounted to approximately $635,000 and have been included in professional fees in the Company's statement of operations and deficit. The effects of the PLI merger on the Company's share capital are as follows:

	Common Shares	**Amount $**	**Total $**
PLI share capital balance January 1, 2004	7,249,410	255,227	255,227
Issued for cash	600,000	30,660	30,660
PLI share capital balance March 31, 2004	7,849,410	285,887	285,887
Stock consolidation (a) PLI share capital transfer to deficit (b)	(2,849,787)	- (285,887)	- (285,887)
Deemed issuance by the Company	4,999,623	-	-

(a) The issued and outstanding shares of PLI were consolidated from 7,849,410 to 4,999,623 shares.

(b) PLI's share capital was eliminated against the Company's retained earnings to reflect the continuity of the Company's share capital.

7. Capital stock and other equity

	Common Shares	Amount $	Warrants	Amount $	Total $
Common shares, no par value, authorized unlimited number of shares, issued and outstanding 118,244,623 and 47,160,000 shares at December 31, 2004 and December 31, 2003 respectively					
Balance January 1, 2003 and 2004	47,160,000	7,907,500	4,000,000	-	7,907,500
Shares issued in private placements (a)	65,385,000	68,793,880	29,000,000	3,976,044	72,769,924
PLI Share Exchange (Note 5)	4,999,623	-	-	-	-
Aluminpro Acquisition (Note 4)	500,000	455,600	250,000	44,400	500,000
Warrants exercised during the year	200,000	331,806	(200,000)	(31,806)	300,000
Balance December 31, 2004	118,244,623	77,488,786	33,050,000	3,988,638	81,477,424

(a) Private Placements

On February 3, 2004, GAPCO closed on a private placement offering, which raised gross proceeds of $50 million before commissions, fees and related transaction costs of approximately $5 million through the issuance of 50,000,000 units at $1.00 per unit. Each unit consisted of one common share of the Company and one-half of one warrant. Each whole warrant may be exercised to acquire one common share of the Company at an exercise price of $1.50 per common share for a time period of 24 months after the closing date. The proceeds of the offering will be used to complete the detailed design phase of the alumina refinery project, including engineering, preliminary construction and other work and working capital in preparation for the offering and sale of additional equity, construction loan closing and commencement of construction of the project. The net proceeds from the offering amounted to $44,775,614 after deducting agents' fees and related expenses of $4,724,386 and non-cash consideration of $500,000. The net proceeds of $44,775,614 were allocated between shares and warrants based on their respective fair values using the Black-Scholes pricing model. The principal assumptions used in applying the Black-Scholes option-pricing model were as follows:

Risk-free interest rate	3.5%
Dividend yield	N/A
Volatility factor	55%
Expected life	2 years

On December 23, 2004, the Company closed on a private placement offering, which raised gross proceeds of $30,000,750 before commissions, fees and related transaction costs of approximately $2,006,440 through the issuance of 15,385,000 common shares at $1.95 per common share. The proceeds of the offering will be used to fund early stage construction of the alumina refinery project. The net proceeds from the offering amounted to $27,994,310 after deducting agents' fees and other related expenses.

(b) On January 27, 2004, GAPCO declared a 40-to-1 stock split in anticipation of closing on the $50,000,000 private placement offering described above. Shareholders' equity has been restated to give retroactive recognition to the stock split for all periods presented. All references in the consolidated financial statements to the number of shares and per share amounts have been restated. In addition, conforming changes have been made to comparative share capital amounts at December 31, 2003 to reflect the fact that the Company's shares no longer have any par value.

(c) A total of 200,000 warrants were exercised during the year at an exercise price of $1.50, for net proceeds of $300,000. Details of share purchase warrants issued and outstanding at December 31, 2004 are as follows.

Number of Shares Exercisable	Expiry Date	Exercise Price
250,000	February 3, 2006	$1.50
24,800,000	February 3, 2006	$1.50
4,000,000	December 31, 2006	$1.00
4,000,000	February 3, 2008	$1.00

Stock Options

In May 2004, the Company adopted a stock option plan, which would provide for employees, directors, officers and consultants of the Company to have the opportunity to acquire common shares of the Company through the grant of options that are incentive stock options or nonqualified stock options. The Board of Directors approved an Employee Stock Option Plan under which 10,000,000 common shares were reserved for issuance to employees. The Plan is limited to a maximum term of ten years. A total of 1,010,000 options with an exercise price of $1.50 were granted on May 27, 2004 and a total of 25,000 options with an exercise price of $1.52 were granted on August 24, 2004, pursuant to the terms of the Plan. The options granted have a term of five years and vest 50% after one year and 50% after two years from the date of grant.

A summary of the status of the Company's plan is as follows:

	Weighted average Number of options	Weighted average exercise price
Outstanding, January 1, 2004	Nil	$ -
Granted	1,035,000	1.50
Expired or cancelled	Nil	
Exercised	Nil	
Outstanding, December 31, 2004	1,035,000	$1.50
Exercisable- December 31, 2004	Nil	Nil

8. Income Taxes

The Company's income tax provision (recovery) has been calculated as follows:

	$
Net income (loss) for year	(17,074,660)
Income tax (recovery) provision at Canadian federal and provincial statutory rates	(5,915,589)
Current year losses not recognized	1,353,932
Permanent differences	67,530
Increase in valuation allowance	4,494,127
Provision for (recovery of) income taxes	(0)

The following summarizes the principal temporary differences and the related future tax effect:

	$
Capital assets	4,063,000
Non-capital losses carried forward	236,000
Reorganization costs	820,000
Net future income tax asset	5,119,000
Valuation Allowance	(5,119,000)
Net future income tax asset recorded	(0)

At December 31, 2004, the Company has Canadian non-capital losses of $672,000 that expire in 2011.

9. Loss per share

The computations for basic loss per common share are as follows:

	2004	2003
Net Loss	(17,074,660)	(1,127,624)
Average Number of Shares	93,390,000	47,160,000
Loss per Common Share	(0.18)	(0.02)

Diluted earnings per share are not presented as the exercise of the potentially dilutive options would have an anti-dilutive effect on earnings per share and/or the options' exercise price was greater than the average market price of the common shares for the reporting period.

10. Commitments

Effective March 1, 2004, GAPCO appointed two financial advisors, one in connection with securing equity and the other in connection with raising limited recourse debt, for development and construction funding of the approximately $2 billion alumina refining facility in Guinea. GAPCO agreed to pay to its financial advisors an aggregate monthly retainer of $75,000 and success fees based on an agreed upon formula. The success fees to said advisors will accrue upon receipt of commitment letters for project associated equity and debt financing, and will be payable in full at the execution and delivery of the definitive financing documents. The agreement with the debt advisor will continue until the earlier of the consummation of debt financing and January 1, 2007. The agreement with the equity advisor will continue until the earlier of the consummation of securities' underwriting and December 31, 2005. The agreements can be terminated by either party.

From time to time the Company enters into employment contracts with its senior executives that reflect standard commercial terms in the alumina industry.

11. Financial instruments

Fair value of financial instruments

The company's financial instruments include cash and cash equivalents, amounts due from affiliates, other assets, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying value.

Interest rate exposure

The Company has no long term debt outstanding.

Foreign currency risk

The Company is exposed to foreign currency translation risk due to cash, cash equivalents, and accounts payable denominated in Canadian dollars and the Guinean Francs. As at December 31, 2004, assets, consisting principally of cash and cash equivalents denominated in Canadian dollars totaled US $28,201,416 ($nil as at December 31, 2003] and in Guinean Francs totaled US $140,059 ($nil as at December 31, 2003). The Company does not enter into arrangements to hedge its foreign currency risk.

12. Segmented Information

The Company considers that it operates only in one reportable industry segment, namely, the design, finance, construction, ownership and operation of an alumina refinery, and

associated infrastructure improvements. The Company's total capital assets amount to $6,433,710, consisting of construction-in-progress of $6,399,812 and other assets of $33,898 all of which are located in the Republic of Guinea.

13. Related Party Transactions

During the fiscal year ended December 31, 2004, the Company had an agreement to pay Karalco Resources Ltd. a monthly retainer for professional services regarding development activities with respect to the alumina refinery project. Compensation arrangements for Karalco's consulting services are subject to review based on the status of the Project and the level of activity required of Karalco on behalf of Global Alumina. The monthly retainer was increased to $60,000 from $45,000 effective October 1, 2004. Karalco Resources Ltd. is controlled by Karim Karjian, a director and shareholder of Global Alumina. The total payments for the year amounted to $585,000. Between October of 2004 and February of 2005, the Corporation and Karalco discussed and agreed to an incentive based compensation arrangement in addition to the monthly payments of $60,000. Payments made to Karalco under this incentive structure will be based on the achievement of specific goals, including: the ratification by the National Assembly of the Basic Agreement; the promulgation of the subsequent decree by the President of Guinea; the entering into of a co-operation agreement among Global Alumina, Guinea and the Compagnie de Bauxite de Guinea in respect of the use of common rail and port facilities; and such other events as will be agreed to by the Company and Karalco.

The Company has an agreement with Herakles Capital Corp. ("Herakles"), one of its shareholders, to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. All professional services rendered by employees of, and consultants retained by, Herakles have been retained at or below market rates and Herakles is reimbursed at cost, without mark-up. The total payments for the year ended December 31, 2004 amounted to $542,607. The Company also has an agreement to reimburse Herakles for occupancy expenses. Occupancy expenses for the years ended December 31, 2004, 2003 and the cumulative period July 21, 1999 (date of inception) to December 31, 2004 were approximately $85,786, $17,000, and $373,786, respectively. Herakles is controlled by Bruce Wrobel, Global Alumina's Chief Executive Officer and a shareholder of the Company.

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

14. Subsequent Events

On February 18, 2005, Global Alumina entered into a memorandum of understanding (the "MOU") with Technip France S.A. ("Technip") under which Technip will assume

the role of engineering, procurement and construction contractor for the construction of Global Alumina's refinery in Guinea. Under the terms of the MOU, Technip has agreed to move forward on the design and procurement of the refinery ("Phase One") and both parties have agreed to commence negotiations on the terms of the final contract for the construction of the refinery. It is anticipated that Phase One will be completed by October 30, 2005. The Company estimates that payments to Technip in connection with the completion of Phase One will total approximately $25 million.

On February 25, 2005, Global Alumina entered into an insurance service agreement with Willis Risk Solutions ("Willis") pursuant to which Willis will provide insurance coverage, in its capacity as an insurance broker, and account management services in connection with the Company's development and construction of the alumina refinery and associated infrastructure in Guinea (the "Project"). The agreement is effective for a period beginning as of January 1, 2005 and continuing until the completion of the Project.

MD&A

The following discussion and analysis is management's assessment of the results and financial condition of Global Alumina Products Corporation ("Global Alumina" or the "Company") and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with the related notes contained therein. The Company's most recent filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed through the Internet at www.sedar.com. All dollar amounts are in United States dollars. The date of this management's discussion and analysis is March 10, 2005.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Business of Global Alumina

The predecessor business of Global Alumina was carried on by GAPCO (Guinea Aluminum Products Corporation) Ltd ("GAPCO"), a British Virgin Islands company incorporated on July 21, 1999. GAPCO completed a share exchange transaction with PL Internet Inc. ("PLI") on May 25, 2004, which changed its name to Global Alumina Products Corporation. Global Alumina filed articles of continuance under the New Brunswick *Business Corporations Act* on May 26, 2004. For a description of this transaction see "Material Transaction" below.

Global Alumina's main business is the development of the alumina refining industry in the Republic of Guinea ("Guinea"). Its major initiative is the development of an alumina refinery located in the major bauxite mining region of the Republic of Guinea. This region is one of the largest bauxite producing regions in the world. Global Alumina intends to accomplish this

initiative through its wholly-owned subsidiary, Guinea Alumina Corporation Ltd. (formerly Boke Alumina Corporation, Ltd.), also a British Virgin Islands company, and its Guinean subsidiary, Guinea Alumina Corporation, S.A. (formerly Boke Alumina Corporation S.A.R.L.). Global Alumina has been unprofitable since incorporation and has not to date earned any form of revenue, except interest income and fee income. To date, it has incurred a cumulative deficit of $27,106,577 since the commencement of operations on July 21, 1999.

Selected Quarterly Information

Global Alumina's predecessor operating business, GAPCO, did not previously prepare quarterly financial statements, as it was a private company. The comparative financial statements for the quarters ended December 31, 2003, September 30, 2003, June 30, 2003 and March 31, 2003 were prepared for the purpose of inclusion in the Company's interim financial statements for the periods ended December 31, 2004, September 30, 2004, June 30, 2004 and March 31, 2004.

	Quarter ended December 31, 2004	Quarter ended September 30, 2004	Quarter ended June 30, 2004	Quarter ended March 31, 2004	Quarter ended December 31, 2003	Quarter ended September 30, 2003	Quarter ended June 30, 2003	Quarter ended March 31, 2003
Total revenues (interest and fee income)	$125,900	$126,368	$113,322	$75,083	$nil	$nil	$nil	$nil
Net loss	(1,745,074)	(8,333,907)	(5,541,977)	(1,453,702)	(329,486)	(233,627)	(189,153)	(375,358)
Net loss per share	(0.02)	(0.08)	(0.06)	(0.02)	(0.01)	(0.00)	(0.00)	(0.01)

Results of Operations

Global Alumina's operations during the year ended December 31, 2004 produced a net loss of $17,074,660 or $0.18 per share (2003 –$1,127,624 or $0.02 per share). The significant increase in net loss is primarily due to increased engineering and development costs incurred in connection with the alumina refinery project. Interest income for the year was $406,773 (2003 - $nil). The interest income in 2004 was earned on the proceeds realized from the private placements described under "Liquidity and capital resources".

The "Breakdown of Expenses" table below provides a summary analysis of operating expenses for each of the three years ended December 31, 2004. Coincident with an upturn in the market for alumina in 2004, the Company substantially accelerated its alumina refinery project development, engineering, financing and other pre-construction activities. This increased activity is reflected in the substantial increase in total expenses to $17,515,333 in 2004 from $1,127,624 in 2003. The engineering expenses include expenses related to the refinery basic engineering, port engineering and design, environmental and other infrastructure engineering. Professional fees include expenses related to legal, accounting and consulting services.

Breakdown of Expenses

Expenses	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Engineering	9,340,005	106,328	1,399,829
Professional fees	5,426,555	815,512	1,317,053
General and administrative	2,256,951	205,784	522,217
Amortization	491,822	Nil	Nil
Total expenses	17,515,333	$1,127,624	$3,239,099

Liquidity and Capital Resources

At December 31, 2004, the Company had a working capital surplus of $47,596,920 compared to a deficit within GAPCO of $1,823,417 as at December 31, 2003. The increase is primarily attributed to the increase in cash from net proceeds of the private placements described below, less expenses incurred during the year and construction work in progress.

On January 27, 2004, GAPCO declared a 40-to-1 stock split in anticipation of closing on the $50,000,000 private placement offering described below. Shareholders' equity has been restated to give retroactive recognition to the stock split for all periods presented. In addition, all references in the consolidated financial statements to the number of shares and per share amounts have been restated.

On February 3, 2004, GAPCO closed on a private placement offering, which raised gross proceeds of $50 million before commissions, fees and related transaction costs of approximately $5 million through the issuance of 50,000,000 units at $1.00 per unit. Each unit consisted of one common share of the company and one-half warrant. Each whole warrant may be exercised to acquire one common share of the company at an exercise price of $1.50 per common share for a time period of 24 months after the closing date. The proceeds of the offering, net of offering costs, amounted to $44,775,614 and are being used to complete the detailed design phase of the alumina refinery project, including engineering, preliminary construction and other work and working capital.

On December 23, 2004, the Company closed on a private placement offering, which raised gross proceeds of $30,000,750 before commissions, fees and related transaction costs of approximately $2,006,440 through the issuance of 15,385,000 common shares at $1.95 per common share. The proceeds of the offering will be used to fund early stage construction of the alumina refinery project. The net proceeds from the offering amounted to $27,994,310 after deducting agents' fees and other related expenses.

Off-Balance Sheet Arrangements

The Company had no off balance sheet arrangements as at December 31, 2004 or December 31, 2003.

Critical Accounting Estimates

The Company's significant accounting policies are summarized in note 1 to the audited annual financial statements for the year ended December 31, 2004. The policies described below have the most significant effect in the preparation and presentation of our consolidated financial statements.

Development expenditures

Based on the criteria set out in the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3450 "Research and Development Costs" and Accounting Guideline 11 "Enterprises in the Development Stage", the Company has determined that all of its development expenditures for fiscal 2004 should be expensed. The Company will closely monitor future developments to assess the appropriateness of this policy.

Construction-in progress

Beginning October 1, 2004, in accordance with CICA Section 3061, "Property, Plant and Equipment," the Company has commenced capitalization of all costs directly related to the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization will commence when the alumina refinery begins commercial production.

The Company will recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified:

(a) a change in the extent the project asset is expected to be used;

(b) a change in the manner in which the project asset is expected to be used;

(c) an interruption to the construction project for an extended period of time;

(d) physical damage to construction project; or

(e) a change in the law, environment, significantly affecting the completion of the construction project.

New Accounting Standards

Stock-based compensation

Effective January 1, 2004, the Company adopted the new recommendations of CICA Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Section 3870 provides guidance for the recognition, measurement and disclosure of stock-based awards or payments and prescribes a fair value based method of accounting for certain stock-based

transactions. Using the Black-Scholes pricing model, the weighted average fair value of options granted during the year ended December 31, 2004 was estimated to be $587,346, $271,483 of which was expensed. No options have been exercised as of December 31, 2004.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted CICA Section 3110, "Asset Retirement Obligations". Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is amortized over the life of the asset. The liability is accreted at the end of each reporting period through charges to operating expenses. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement The Company has considered the impact of this standard and determined that its adoption would have an immaterial impact on the results and financial position of the Company as at December 31, 2004.

Impairment of long-lived assets

Effective January 1, 2004, the Company adopted the new recommendations of CICA Section 3063 "Impairment of Long-lived Assets". Section 3063 requires that the impairment of long-lived assets held for use be established through a two-step process, with the first step determining when an impairment is recognized, and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition, and is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. This standard had no impact on the Company.

Financial Instruments and Other Instruments

The Company had no financial instruments other than accounts receivable and accounts payable as at December 31, 2004 and December 31, 2003.

Outstanding Share Data

Common Shares

The Company has authorized an unlimited number of common shares, with no par value, of which 119,538,123 shares are issued and outstanding as at March 10, 2005.

Share purchase warrants

Number of Shares Exercisable	Expiry Date	Exercise Price
23,925,000	February 3, 2006	$1.50
250,000	February 3, 2006	$1.50
4,000,000	December 31, 2006	$1.00
3,581,500	February 3, 2008	$1.00

Employee Stock Options:

In May 2004, the Company adopted a stock option plan, which would provide for employees, directors, officers and consultants of the Company to have the opportunity to acquire common shares of the Company through the grant of options that are incentive stock options or nonqualified stock options. The Board of Directors approved an Employee Stock Option Plan under which 10,000,000 common shares were reserved for issuance to employees. The Plan is limited to a maximum term of ten years. A total of 1,010,000 options with an exercise price of $1.50 were granted on May 27, 2004, a total of 25,000 options with an exercise price of $1.52 were granted on August 24, 2004 and a total of 822,000 options with an exercise price of $2.50 were granted on March 10, 2005, pursuant to the terms of the Plan. The options granted have a term of five years and vest 50% after one year and 50% after two years from the date of grant.

Material Transaction

On March 12, 2004, the Company entered into a definitive Agreement of Arrangement (the "Arrangement") with PLI, an Ontario reporting issuer, under which it proposed that pursuant to a court approved Plan of Arrangement in the British Virgin Islands, GAPCO shareholders would exchange their shares of GAPCO for shares of PLI (the "Share Exchange"), resulting in GAPCO becoming a wholly-owned subsidiary of PLI. The Share Exchange was completed on May 25, 2004. For accounting purposes, the transaction is considered a reverse take-over whereby GAPCO would be considered the acquiring company as the shareholders of GAPCO acquired more than 50% of the issued and outstanding stock of PLI.

Prior to the Share Exchange, PLI filed amended articles of incorporation (the "Amendment") to consolidate its outstanding share capital and to change its name to Global Alumina Products Corporation. Following the Share Exchange, Global Alumina changed its jurisdiction of incorporation from Ontario to New Brunswick (the "Continuance") by filing articles of continuance under the New Brunswick *Business Corporations Act*. Global Alumina then continued as a public company and a reporting issuer in Ontario. Global Alumina listed its common shares on the TSX Venture Exchange effective June 15, 2004 and became a reporting issuer in British Columbia, Alberta and Quebec, in addition to Ontario. Additional information with respect to this transaction may be found in the Management Information Circular of PL Internet Inc. dated April 2, 2004, available through SEDAR at www.sedar.com.

Effective February 16, 2005, Global Alumina listed its common shares on the Toronto Stock Exchange and delisted its common shares from the TSX Venture Exchange.

Contractual Commitments

Effective March 1, 2004, GAPCO appointed two financial advisors, one in connection with securing equity and the other in connection with raising limited recourse debt, for development and construction funding of the approximately $2 billion alumina refining facility in Guinea. GAPCO agreed to pay to its financial advisors an aggregate monthly retainer of $75,000 and success fees based on an agreed upon formula. The success fees to said advisors will accrue upon receipt of commitment letters for project associated equity and debt financing, and will be payable in full at the execution and delivery of the definitive financing documents. The agreement with the debt advisor will continue until the earlier of the consummation of debt financing and January 1, 2007. The agreement with the equity advisor will continue until the earlier of the consummation of securities' underwriting and December 31, 2005. The agreements can be terminated by either party.

On February 18, 2005, Global Alumina entered into a memorandum of understanding (the "MOU") with Technip France S.A. ("Technip") under which Technip will assume the role of engineering, procurement and construction contractor for the construction of Global Alumina's refinery in Guinea. Under the terms of the MOU, Technip has agreed to move forward on the design and procurement of the refinery ("Phase One") and both parties have agreed to commence negotiations on the terms of the final contract for the construction of the refinery. It is anticipated that Phase One will be completed by October 30, 2005. The Company estimates that payments to Technip in connection with the completion of Phase One will total approximately $25 million.

On February 25, 2005, Global Alumina entered into an insurance service agreement with Willis Risk Solutions ("Willis") pursuant to which Willis will provide insurance coverage, in its capacity as an insurance broker, and account management services in connection with the Company's development and construction of the alumina refinery and associated infrastructure in Guinea (the "Project"). The agreement is effective for a period beginning as of January 1, 2005 and continuing until the completion of the Project.

Also refer to the information under "Related Party Transactions" below.

Related Party Transactions

During the fiscal year ended December 31, 2004, the Company had an agreement to pay Karalco Resources Ltd. ("Karalco") a monthly retainer for professional services regarding development activities with respect to the alumina refinery project. Compensation arrangements for Karalco's consulting services are subject to review based on the status of the Project and the level of activity required of Karalco on behalf of Global Alumina. The monthly retainer was increased to $60,000 from $45,000 effective October 1, 2004. Karalco is controlled by Karim Karjian, a director and shareholder of Global Alumina. The total payments for the year amounted to $585,000. Between October of 2004 and February of 2005, the Corporation and Karalco discussed and agreed to an incentive based compensation arrangement in addition to the monthly payments of $60,000. Payments made to Karalco under this incentive structure will be based on the achievement of specific goals, including: the ratification by the National Assembly of the Basic Agreement; the promulgation of the subsequent decree by the President of Guinea; the

entering into of a co-operation agreement among Global Alumina, Guinea and the Compagnie de Bauxite de Guinea in respect of the use of common rail and port facilities; and such other events as will be agreed to by the Company and Karalco. Global Alumina believes that this compensation structure reflects significant milestones toward the successful completion of the refinery which will be achieved with the assistance of Karalco.

The Company has an agreement with Herakles Capital Corp. ("Herakles"), one of its shareholders, to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. All professional services rendered by employees of, and consultants retained by, Herakles have been retained at or below market rates and Herakles is reimbursed at cost. The total payments for the year ended December 31, 2004 amounted to $542,607. The Company also has an agreement to reimburse Herakles for occupancy expenses. Occupancy expenses for the years ended December 31, 2004, 2003 and the cumulative period July 21, 1999 (date of inception) to December 31, 2004 were approximately $85,786, $17,000, and $373,786, respectively. Herakles is controlled by Bruce Wrobel, Global Alumina's Chief Executive Officer and a shareholder of the Company.

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Other Matters

Director and Management Changes

Upon its Continuance on May 26, 2004, GAPCO's board of directors (except Mr. Safwat) and officers were elected as Global Alumina's board of directors and officers. At the same time, Mr. Bernard Cousineau joined the board of directors, and was appointed as President and Chief Operating Officer of Global Alumina. Mr. Cousineau has more than 30 years of experience in the aluminum industry, including most recently as Vice President and Director of Aluminpro. Prior to joining Aluminpro, he served as President and Chief Executive Officer of Alcan Jamaica, and before that, worked for six years as the plant manager of the Aughinish Alumina Refinery in Ireland.

Concurrently with the above appointments, Mr. Ian Porteous was named Senior Vice President and Chief Technology Officer, and Mr. Frank Donohue was named Senior Vice President – Construction and Engineering.

Mr. Porteous brings 40 years of aluminum industry experience, including most recently as President of Aluminpro. Prior to joining Aluminpro, Mr. Porteous served as Alcan Inc.'s Vice President, Director of Technology for ten years where he was responsible for its global bauxite and alumina operations technology.

Mr. Donohue brings 33 years of industrial engineering and construction management experience. Prior to joining Global Alumina, Mr. Donohue served for four years as the President of Power Professionals Ltd., an engineering and construction management consulting company providing

services to the electric utility and independent power industries. Prior to Power Professionals, Mr. Donohue was the Senior Vice President, Engineering and Construction at Sithe Energies, Inc.

On August 18, 2004, Global Alumina announced the appointment of Mamady Youla as Deputy Director General of its Guinean subsidiary, Guinea Alumina Corporation S.A. Mr. Youla previously worked as an Advisor to the Guinean Minister of Mines, before assuming the position of Economic Advisor to the Prime Minister of Guinea. At the Ministry of Mines, Mr. Youla was in charge of the economic and financial affairs of the Ministry of Natural Resources and Energy, and the Ministry of Mines, Geology and Environment. Effective January 1, 2005, Mr. Youla was named Director General.

On September 7, 2004 Global Alumina announced the appointment of Anthony McCabe as Senior Vice President, Project Director of Guinea Alumina Corporation, Ltd. Mr. McCabe is an international aluminium industry veteran who has spent 24 years working around the world for Alcan International, Billiton, and most recently BHP Billiton.

On October 1, 2004, Global Alumina announced the appointment of Graham Morrey as Senior Vice President, Strategic Planning. In this role, Graham Morrey will be responsible for the Company's global alumina strategy. Previously the Managing Director Europe for the Hatch Group, Mr. Morrey brings over 35 years of experience in engineering to Global Alumina, mostly relating to the preparation and implementation of major industrial and infrastructure projects.

On March 7, 2004, Kunihiko Higashi resigned as a director of the Company. On March 10, 2005, the board of directors of the Company appointed David Suratgar to fill the vacancy on the board created by Mr. Higashi's resignation. Mr. Suratgar is the Chairman of Taylor-DeJonge's Advisory Board. He was a director of Morgan Grenfell & Co. Limited from 1973 to 1998. The Company intends to present Mr. Suratgar as a candidate for election to the board of directors by the shareholders of the Company at the annual and special meeting of the shareholders of the Company to be held on April 28, 2005.

Status Of Basic Agreement

On October 15, 2004, the Company and the Ministry of Mines and Geology of the Republic of Guinea signed an agreement (the "Basic Agreement") for the construction and operation of an alumina plant at Sangaredi. The Basic Agreement is a comprehensive investment and concession agreement that grants the Company exclusive rights to build and operate an alumina refinery within specified bauxite mining concession area. The Basic Agreement will come into effect upon ratification of the agreement by the Guinean National Assembly and promulgation by the President of Guinea of a law adopting the Agreement. The Guinean National Assembly reconvened during the week of February 15, 2005 and Global Alumina was advised that ratification of the Basic Agreement was on the National Assembly's agenda.

Aluminpro Aluminum Industry Professionals Inc

On July 19, 2004 the Company acquired all of the outstanding share capital of Aluminpro Aluminum Industry Professionals Inc ("Aluminpro"), a limited liability company formed in 2000

to provide marketing and administrative services for its membership, which is made up of senior professionals in the aluminum industry.

The purchase price of $1,000,000 consisted of $500,000 in the form of a cash payment 500,000 units of Global Alumina valued at $1 each ("Global Alumina Units"). Each Global Alumina Unit consists of one common share of Global Alumina (a "Global Alumina Common Share") and one-half of one warrant of Global Alumina (each whole warrant a "Global Alumina Warrant"). Each Global Alumina Warrant entitles the holder thereof to purchase an additional Global Alumina Common Share at a price of $1.50 per share until February 3, 2006.

Concurrently with the transaction, the Company entered into a consulting services agreement with each owner member of Aluminpro for services in connection with the alumina refinery project. The consulting agreement is initially for a period of one year and may be terminated by either party by giving 90 days notice.

The total cost of purchase, including transaction costs, amounted to $1,095,000 and was primarily allocated to engineering contracts in the amount of $1,079,645. Engineering Contracts are amortized over a twelve-month period commencing on July 19, 2004, the effective date of the transaction and is recorded net of accumulated amortization of $485,840.

Port Groundbreaking

On December 3, 2004, the Company commenced pre-construction activities at the Port of Kamsar marked by a groundbreaking ceremony.

Graduation to The Toronto Stock Exchange

On February 16, 2005, the Corporation was listed for trading on The Toronto Stock Exchange (the "TSX"). The Corporation's common shares were delisted from the TSX Venture Exchange upon the commencement of trading on the TSX.

Risk Factors

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development, the ability to secure adequate financing to meet the minimum capital required to successfully complete the Project, competition from other companies involved in the alumina market, any future political, social or economic instability within Guinea and the possibility that the Basic Agreement will not be ratified by the Guinean National Assembly. The Company is directing substantially all of its efforts to various set-up activities including engineering, development, preliminary construction and raising capital.

Ratification of the Basic Agreement

The Basic Agreement will only become binding on the Government of Guinea after it has been ratified by the Guinean National Assembly and a decree of the President of Guinea has been

promulgated. There can be no assurance that the Basic Agreement will be subject to ratification in a timely manner or at all.

Investment in Guinea

With approximately nine million people and an estimated gross domestic product of U.S.$3.3 billion, Guinea's per capita income is only U.S.$440. Any investment in Guinea is subject to a variety of possible political and commercial risks inherent in developing countries, including political, social and economic instability, outright or creeping expropriation, infrastructure and human capital constraints, restrictions and/or tariffs on the flow of goods, services and capital. Guinea's status as a developing country also may make it more difficult for Global Alumina to obtain any required financing for its projects. Furthermore, in recent history Guinea has been economically and socially strained by the necessity to host hundreds of thousands of refugees fleeing conflicts in bordering Sierra Leone, Liberia and Cote d'Ivoire. In addition, civil strife in countries bordering Guinea may affect the cost of doing business or otherwise impact Global Alumina's performance.

Aluminum and Alumina Markets

Aluminum and alumina are commodities and compete with other materials such as steel, glass and plastic, among others, in the aerospace, ground transportation, construction, container and other markets. As a result, aluminum and alumina pricing can be highly volatile. Any significant declines in international market prices could materially adversely affect Global Alumina's business, financial condition and results of operations.

In addition, the various stages of aluminum processing, from bauxite mining to alumina refining and aluminum smelting, are extremely capital intensive. The high initial capital cost exacerbates the commodity price/revenue volatility and serves as a significant market-entry barrier. Global Alumina will seek long-term contractual arrangements with customers in order to mitigate price volatility risks but there can be no assurance that Global Alumina will succeed in obtaining such arrangements or mitigating such risks.

Economic Viability of the Project

Economic viability will depend on many factors including, among others, the cost of bauxite, the cost of processing, transportation costs, the terms and availability of financing, foreign exchange and the price of alumina, none of which at this time have been finally determined. Accordingly, until final capital and operating cost estimates are available and long-term off-take arrangements for the sale of alumina produced by the refinery are entered into, the economic viability of the Project cannot be determined with certainty. In addition, even if the Project appears economically feasible at the time construction begins, given that the construction period is estimated to be approximately four years, significant changes in the alumina market or in the economy could result in the Project being uneconomic by the time commercial production from the refinery begins.

Financing Risks

Global Alumina's estimate of the cost to complete the Project is approximately U.S.$2 billion. Global Alumina will not be able to complete the Project unless it is successful in its proposed

capital raising efforts. As a development-stage company with no revenues and only limited assets and capital, there is no assurance that Global Alumina will be able to obtain the required financing to complete the Project on terms favourable to the Company or at all. Global Alumina anticipates the need to raise an estimated U.S.$600 million pursuant to an equity offering, and shareholders will experience significant ownership dilution as a result of any such offering. Global Alumina also anticipates the need for an estimated U.S.$1.4 billion of debt capital to complete the Project. The substantial amount of debt capital required for the Project necessitates a complex financing plan with emphasis on official development, export credit and insured commercial sources. In addition, Guinea's status as a developing country also may make it more difficult for the Company to obtain any required financing for its projects. There is no assurance that Global Alumina will secure sufficient capital on terms and conditions acceptable to it or at all. Failure to raise additional funding would have a material adverse effect on the Company and its ability to continue the Project.

Competition

Global Alumina's business is intensely competitive and it competes with companies which have greater resources and experience. The global aluminum and alumina markets are dominated by a small number of very large vertically integrated companies, including Alcan Inc., Alcoa Inc. and Russian Aluminum Company. These companies dominate on a global scale the mining of bauxite, the refining of alumina and the production and sale of aluminum. They all have far greater resources than Global Alumina and accordingly are potentially formidable competitors. In addition, Global Alumina may be far more vulnerable to volatility in the alumina market than its vertically integrated competitors. If the Project is completed, Global Alumina will simply be a supplier of alumina to the industry and will not have the benefit of vertical integration enjoyed by its larger competitors who operate bauxite mines and aluminum smelters.

Construction Risks

The Project is a large, complex undertaking that will require substantial engineering, construction and operating expertise and execution. Detailed final cost estimates to build and operate the Project have not been finalized. Potential costs overruns and completion delays are significant risks in projects of this size, particularly in less developed countries. Management of the substantial logistical and coordination issues in connection with the Project will require extensive planning, experience and skill.

There is no assurance that Global Alumina will be able to hire or retain the significant number of experienced technical staff to manage the development of the Project and its subsequent operation. There can be no assurance that Global Alumina will successfully build the alumina refinery within budget, on schedule, or at all.

Operating Risks

Global Alumina's ability to operate the proposed alumina refinery on a profitable basis will be adversely affected by risks that could potentially slow or stop alumina production. The refinery will be dependent on approximately 75 MW of electricity and 640 tons per hour of process steam from the power plant to maintain full production capacity. Should the power plant be incapable of providing the necessary power and steam, the refinery would not be able to run at full production.

The refinery also will be dependent on local and international transportation infrastructure to supply raw materials for continued operations and to deliver alumina to its customers. Global Alumina's ability to operate the refinery on a profitable basis will be adversely affected if the railway or port is temporarily disabled.

Raw Materials

Global Alumina's ability to operate the proposed alumina refinery profitably will be affected by increases in the cost of raw materials, including caustic soda, calcined petroleum coke, lime, coal, flocculants and bauxite. Global Alumina may not be able to offset fully the high cost of raw materials with increased alumina prices or higher productivity.

Environmental Regulations

Global Alumina's operations will be subject to strict environmental regulations promulgated by various government agencies from time to time. Such regulations provide for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations. A breach of such regulations may result in the imposition of severe fines and penalties, which could harm the Company's business. In addition, if the Government of Guinea adopts more stringent environmental standards or enforces current or new regulations in a more rigorous manner, Global Alumina may be required to make additional environmental expenditures, which could have an adverse impact on its financial condition.

Other Government Regulations

Global Alumina's operations and properties are subject to a variety of other governmental regulations. Guinea regulators have broad authority to shut down and levy fines against facilities that do not comply with regulations or standards. Global Alumina's operations may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company's activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property and mine safety.

Dependence on Management

Global Alumina's success is highly dependent on its founders, directors and management team. The Company's management team has expanded to meet its growing needs. The Company must continue to attract and retain the necessary personnel to complete the Project's transitions from development to construction to operation. The loss of the services of Global Alumina's senior management or other key employees could make it more difficult to successfully operate the Company's business and pursue its business goals.

Currency Risk

Fluctuations in currency exchange rates could have a negative impact on the profitability of Global Alumina's operations. Global Alumina reports its financial results in U.S. dollars, and anticipates that most, but not necessarily all, of its revenues, debt, and capital and operating costs will be denominated in U.S. dollars. Therefore, variations in the exchange rate when converting foreign currencies into U.S. dollars may negatively impact the financial results of the Company.

Liquidity of Investment

Global Alumina's common shares are thinly traded in Canada, and the lack of trading volume of the Company's common shares will limit the liquidity of such shares.

Additional Information

Additional documents and information regarding the Company are available through SEDAR and can be accessed through the Internet at www.sedar.com.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

The following senior officer of the Corporation is knowledgeable about the material change and this report:

Michael Cella
Senior Vice President and Chief Financial Officer
(212) 223-6750
cella@globalalumina.com

ITEM 9: DATE OF REPORT

DATED at New York, New York this 10th day of March, 2005.

By: (signed) *Michael J. Cella*
Michael J. Cella
Senior Vice President and Chief Financial Officer


Global
Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA RELEASES FOURTH QUARTER AND 2004 YEAR-END RESULTS

TORONTO, ON (March 11, 2005) – Global Alumina Products Corporation ("Global Alumina") **(TSX: GPC.U)**, a company that proposes to produce alumina for sale to the global aluminum industry, announced today that the Company's Board of Directors has approved its financial and operating results for the fourth quarter and year-ended December 31, 2004. The text of the annual unaudited financial statements and management's discussion and analysis can be viewed or printed from the Company's SEDAR reference page at www.sedar.com. All dollar amounts are in U.S. dollars.

2004 Highlights:

- Significant corporate highlights include:
    - Listing on the Toronto Venture Exchange on June 15, 2004 and subsequently graduating to the Toronto Stock Exchange on February 16, 2005
    - Signing a comprehensive investment and concession agreement with the government of the Republic of Guinea
    - Raising $80 million through two private placements
    - Substantially completing the proposed alumina refinery's environmental studies and basic engineering
    - Holding a groundbreaking ceremony, in conjunction with the government of the Republic of Guinea, to celebrate the commencement of ground clearing and land reclamation efforts associated with the development of Global Alumina's port facilities
    - Acquiring Aluminpro Ltd., a Montreal-based aluminium industry consulting firm with collectively over 750 years of industry operating experience

- Significant financial highlights include:
    - Cash and cash equivalents of $51.6 million at December 31, 2004
    - Loss for the year-ended December 31, 2004 of $17.1 million ($0.18 per share)
    - Engineering and professional fees for the year-ended December 31, 2004 were $14.7 million (83% of total expenses)

"We are proud of our 2004 accomplishments and the momentum we have built and are energized by the opportunities before us. We are confident that we have the management team, financial resources and third-party technical, commercial and financial advisors necessary to achieve our goal of building a 2.8 million tonnes per annum alumina refinery in the Republic of Guinea and generating significant shareholder value," stated Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina.

Global Alumina's 2004 Annual General Meeting will be held at 9:30 am (Eastern Time) on Thursday, April 28, 2005 in the Gallery at the TSX Broadcast & Conference Centre in downtown Toronto.

ABOUT GLOBAL ALUMINA

Global Alumina Products Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella	Dawn Lauer
Global Alumina	GCI Group
P: 212-223-6750	P: 212-537-8088
cella@globalalumina.com	dlauer@gcigroup.com

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER

Global Alumina Products Corporation
44 Chipman Hill, 10th Floor
P.O. Box 7289
Saint John, New Brunswick E2C 4S6

Principal Offices:
335 Madison Avenue, 28th Floor
New York, New York 10174

ITEM 2: DATE OF MATERIAL CHANGE

April 14, 2005

ITEM 3: PRESS RELEASE

A press release was issued by Global Alumina Products Corporation (the "Corporation") on April 14, 2005. A copy of the press release is attached hereto.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On March 10, 2005, the Corporation announced that it had been requested by the Government of the Republic of Guinea, as a result of the review by the National Assembly of the investment and concession agreement (the "Basic Agreement") signed on October 18, 2004, to reconsider certain provisions of the Basic Agreement.

The primary issue identified by the Guinean government for discussion is the length of the tax holiday that will apply to the Corporation's alumina refinery project. The continued strength in alumina prices, increased interest in Guinea's bauxite reserves and the near term budgetary concerns of the government have focused attention on the length of the tax holiday.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

On March 10, 2005, the Corporation announced that it had been requested by the Government of the Republic of Guinea, as a result of the review by the National Assembly of the Basic Agreement signed on October 18, 2004, to reconsider certain provisions of the Basic

Agreement. As previously disclosed, the Basic Agreement grants the Corporation a mining concession for the exploitation of bauxite and grants the Corporation the right to construct, operate and maintain an alumina refinery in Guinea.

The primary issue identified by the Guinean government for discussion is the length of the tax holiday that will apply to the Corporation's alumina refinery project. The continued strength in alumina prices, increased interest in Guinea's bauxite reserves and the near term budgetary concerns of the government have focused attention on the length of the tax holiday. Though the government has identified other issues, it is the Corporation's belief that a mutually acceptable resolution of the government's concerns with respect to the duration of the tax holiday will lead to a resolution of any other issues. Upon resolution, the Basic Agreement will be amended and presented to the National Assembly for ratification. As previously disclosed, the agreement requires ratification by a vote of the Guinean National Assembly before it becomes effective.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

The following senior officer of the Corporation is knowledgeable about the material change and this report:

Michael Cella
Senior Vice President and Chief Financial Officer
(212) 223-6750
cella@globalalumina.com

ITEM 9: DATE OF REPORT

DATED at New York, New York this 15th day of April, 2005.

By: (signed) *Bruce J. Wrobel*

Bruce J. Wrobel
Chairman and Chief Executive Officer


Global
Alumina

GLOBAL ALUMINA PROVIDES UPDATE ON DISCUSSIONS WITH REPUBLIC OF GUINEA GOVERNMENT

TORONTO, ON – April 14, 2005 – Global Alumina Products Corporation (Global Alumina) (**TSX:GPC.U**), a company that proposes to produce alumina for sale to the global alumina industry, today announced that the Company had been requested by the Government, as a result of the review by the National Assembly of the investment and concession agreement signed on October 18, 2004, to reconsider certain provisions of the agreement. As previously disclosed, the agreement grants the Company a mining concession for the exploitation of bauxite and grants the Company the right to construct, operate and maintain an alumina refinery in Guinea.

The primary issue identified by the Guinean government for discussion is the length of the tax holiday that will apply to the Company's alumina refinery project. The continued strength in alumina prices, increased interest in Guinea's bauxite reserves and the near term budgetary concerns of the government have focused attention on the length of the tax holiday. Though the government has identified other issues, it is the Company's belief that a mutually acceptable resolution of the government's concerns with respect to the duration of the tax holiday will lead to a resolution of any other issues. Upon resolution, the agreement will be amended and presented to the National Assembly for ratification. As previously disclosed, the agreement requires ratification by a vote of the Guinean National Assembly before it becomes effective.

"We are working closely with government officials to address their requests and to ensure that all Guineans share in the benefits of the economic stimulus our 2.8 million tonne per annum alumina refinery will create," stated Bruce J. Wrobel, Chairman and Chief Executive Officer of Gobal Alumina. "Development and construction of the alumina refinery continues and remains on target."

ABOUT GLOBAL ALUMINA

Global Alumina Products Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella	Dawn Lauer
Global Alumina	GCI Group
P: 212-223-9419	P: 212-537-8088
cella@globalalumina.com	dlauer@gcigroup.com

PL INTERNET INC.

539 Moorelands Crescent
Milton, ON Canada

NEWS RELEASE

GUINEA ALUMINUM PRODUCTS CORPORATION AND PL INTERNET ANNOUNCE BUSINESS COMBINATION

Toronto, Canada, March 16, 2004: PL Internet Inc. ("PLI") is pleased to announce that it has entered into a definitive Agreement of Arrangement ("the Arrangement") with GAPCO (Guinea Aluminum Products Corporation) Ltd. ("GAPCO") under which it is proposed that pursuant to a court approved Plan of Arrangement in the British Virgin Islands GAPCO shareholders will exchange their shares of GAPCO for shares of PLI, resulting in GAPCO becoming a wholly-owned subsidiary of PLI. PLI is an Ontario reporting issuer. GAPCO is a British Virgin Islands company established in 1999 to build, own and operate a 2.6 million tonne per annum greenfield alumina refinery to be constructed in Guinea, West Africa adjacent to one of the largest bauxite mines in the world.

Prior to completing the Arrangement PLI will consolidate its issued and outstanding common shares on the basis of one new PLI share for each 1.57 shares outstanding. On completion of the Arrangement, existing shareholders of PLI will hold 3.5%, on a fully diluted basis, of the shares of PLI and the former shareholders of GAPCO will hold the remaining shares of PLI. As part of the Arrangement, it is also proposed that PLI will change its name to Global Alumina Products Corporation and will cease to be governed as a corporation under the laws of Ontario and instead will become governed by the laws of New Brunswick.

The Arrangement is subject to a number of conditions, including approval by the shareholders of each of PLI and GAPCO and by the British Virgin Islands High Court. PLI intends to hold a meeting of its shareholders on May 7, 2004 at which time the PLI shareholders of record as of April 7, 2004 will be asked to consider and vote on the Arrangement.

In February 2004 GAPCO completed a US $50 million equity private placement. The proceeds of the private placement, which was managed by IBK Capital Corp. of Toronto, will be used for further advancement and development of the alumina refinery in Guinea, West Africa.

GAPCO's long-term goal is to become a major player in the supply of high quality alumina to the world's aluminum producers. In recent years, the extreme tightness in the alumina market has driven prices (both contract and spot prices) to new highs. Demand continues to outpace supply. China's demand for imported alumina is expected to leap from 4 million tonnes this year to as much as 17 million tonnes by 2010. Spot prices have increased from US $180/t to over US $500/t in the last 24 months, due to increased purchases by Chinese aluminum smelters, and the upturn in the strength of the world economies. It is anticipated that western world alumina producers will continue to benefit from this shortage situation, which industry experts expect to last until at least 2008.

For further information, please contact:

Michael J. Cella, Senior Vice-President
GAPCO (Guinea Aluminum Products Corporation) Ltd.
405 Lexington Avenue, 25th Floor
New York, NY 10174 United States

Tel: 212-223-6750
Fax: 212-223-6749
E-mail: cella@gapcoltd.com

Ingrid Hibbard, President
PL Internet Inc.
539 Moorelands Crescent
Milton, ON Canada L9T 4B2

Tel: 905-875-3828
Fax: 905-875-3829
E-mail: pelangio@sympatico.ca



GLOBAL ALUMINA PRODUCTS CORPORATION COMPLETES BUSINESS COMBINATION INVOLVING GAPCO (GUINEA ALUMINUM PRODUCTS CORPORATION) LTD AND PL INTERNET

TORONTO, ON (May 26, 2004) – Global Alumina Products Corporation ("GAPCO"), formerly PL Internet Inc., is pleased to announce the completion of its previously announced business combination (the "Transaction") resulting in, among other things, GAPCO (Guinea Aluminum Products Corporation) Ltd ("Old GAPCO") becoming a wholly-owned subsidiary of GAPCO and the holders of common shares of Old GAPCO receiving, in exchange therefor, common shares of Global Alumina Products Corporation (GAPCO).

The Transaction was approved by the shareholders of Old GAPCO on May 5, 2004, by the shareholders of PL Internet on May 7, 2004 and by the British Virgin Islands High Court of Justice on May 10, 2004. In connection with the completion of the Transaction, PL Internet consolidated its issued and outstanding common shares, changed its name to "Global Alumina Products Corporation" and continued its corporate existence under the laws of New Brunswick.

As a result of the completion of the Transaction, the former shareholders of Old GAPCO now own approximately 96.5%, on a fully diluted basis, of the common shares of GAPCO and the former shareholders of PL Internet own the remaining common shares of GAPCO.

Bruce Wrobel, the Chairman and Chief Executive Officer of GAPCO, 405 Lexington Ave., Floor 25, New York, NY 10174, controls 16,820,000 (16.5%) of the outstanding common shares of GAPCO (11.6% on a fully diluted basis) as a result of the Transaction. Herakles Capital Corp., a company controlled by Mr. Wrobel, owns 12,820,000 (12.5%) of the outstanding GAPCO common shares and 4,000,000 common shares are owned directly by Mr. Wrobel. Mr. Wrobel, who did not own or control any common shares of GAPCO prior to completion of the Transaction, controlled 16,820,000 (17.3%) of the outstanding common shares of Old GAPCO (12.0% on a fully diluted basis) prior to the completion of the Transaction.

ABOUT GAPCO

Global Alumina Products Corporation (GAPCO) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. GAPCO is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. GAPCO is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London and Conakry, Guinea.

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of GAPCO, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially

from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

For further information, please contact:

Josh Orzech
GCI Group
P: 416-486-5923
E: jorzech@gcigroup.com


GAPCO

GLOBAL ALUMINA PRODUCTS CORPORATION ANNOUNCES LISTING ON TSX VENTURE EXCHANGE

TORONTO, ON (June 14, 2004) – Global Alumina Products Corporation ("GAPCO") (TSX VEN:GPC.U), formerly PL Internet Inc. ("PLI"), announces that it has received final acceptance of the listing of its common shares on Tier 1 of the TSX Venture Exchange. Effective at the opening of trading on June 15, 2004, GAPCO's common shares will commence trading on the TSX Venture Exchange under the symbol "GPC.U". Trading of GAPCO common shares will be quoted in U.S. dollars. The number of GAPCO common shares outstanding is 102,159,623 (136,169,623 on a fully diluted basis; GAPCO has issued 33 million warrants and has granted 1,010,000 stock options).

On May 28, 2004, GAPCO announced the completion of a business combination, which was approved by the shareholders of PLI, Severrin Limited and GAPCO (Guinea Aluminum Products Corporation) Ltd. In addition, the PLI shareholders approved GAPCO's by-laws and elected the following persons to GAPCO's board of directors: Bruce Wrobel (Chairman), Michael Cella, Bernard Cousineau, Alan Gayer, Kunihiko Hisgashi, Masumi Kakinoki and Karim Karjian. GAPCO's officers are Bruce Wrobel, Chairman and Chief Executive Officer; Bernard Cousineau, President; Michael Cella, Senior Vice President, Chief Financial Officer and Secretary; Ian Porteous, Senior Vice President and Chief Technology Officer; and Frank Donohue, Senior Vice President of Construction and Engineering.

On May 27, 2004, GAPCO granted an aggregate of 1,010,000 stock options pursuant to its stock option plan, which plan has been approved by its shareholders. All such stock options have an exercise price of US $1.50 and a term of five years. Of the 1,010,000 stock options that were granted, an aggregate of 375,000 were granted to the following officers and directors: 250,000 to Michael Cella; 75,000 to Bernard Cousineau; and 50,000 to Ian Porteous. An aggregate of 635,000 options were granted to other GAPCO employees.

GAPCO is near completion of its acquisition of Aluminpro Aluminium Industry Professionals Inc. ("Aluminpro"), one of the world's leading consulting groups specialized in the upstream aluminum industry (bauxite, alumina, smelting and power). Aluminpro's professionals bring to GAPCO over 750 years of combined experience in the industry. In connection with this acquisition, GAPCO expects to issue an additional 500,000 common shares and 250,000 warrants. A pre-closing was completed on June 3, 2004, at which time US $500,000, the cash portion of the consideration, was paid to the Aluminpro shareholders. The issue of these common shares and warrants will be completed once regulatory approval is received.

Certain shareholders of GAPCO have agreed to place some or all of their GAPCO shares into escrow under the TSX Venture Exchange's Tier 1 value security escrow agreement. A total of 31,880,000 GAPCO shares have been placed into escrow and will be released over a period of 18 months from the date of the TSX Venture Exchange bulletin announcing the listing of GAPCO's shares.

GAPCO continues to make progress in the development of its alumina refinery project in Guinea. Negotiations of the Concession Agreement with the Government of Guinea are proceeding satisfactorily and GAPCO is scheduled to meet with Guinea's Minister of Mines and Geology on June 19 and 20 to further its negotiations. GAPCO expects that the Government of Guinea will extend its Memorandum of

Understanding, which currently expires on June 30, 2004, to allow negotiations to continue. If the Concession Agreement is not finalized, or the Memorandum of Understanding is not extended, by June 30, 2004, GAPCO would have no formal arrangements in place with the Government of Guinea.

GAPCO's environmental consultants are currently in the field preparing the environmental impact assessment studies and a preliminary study of the port facilities area will be submitted to the Government of Guinea during the week of June 13, 2004. GAPCO has collected bauxite samples from the intended supply plateaus and begun testing for processability, filtration and comminution of the bauxite. To date, GAPCO's engineering consultants, The Hatch Group, have maintained their expected schedule, recently publishing the designs for the refinery process flows and the mass and energy balance.

GAPCO faces a number of risks, including the following: GAPCO is a development stage company; GAPCO's success is contingent on completing certain agreements with the Government of Guinea; GAPCO's business is subject to fluctuations in the aluminum and alumina markets; GAPCO's success is contingent on the economic viability of its alumina refinery project; GAPCO will require additional financing in order to fund construction of its alumina refinery project; and GAPCO faces competition from other aluminum and alumina industry participants. Further information about these and other risk factors, and about GAPCO, is contained in the management information circular of PLI dated April 2, 2004, a copy of which can be obtained on SEDAR at www.sedar.com.

ABOUT GAPCO

Global Alumina Products Corporation (GAPCO) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. GAPCO is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. GAPCO is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of GAPCO, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

For further information, please contact:

Josh Orzech
GCI Group
P: 416-486-5923
E: jorzech@gcigroup.com

Michael Cella
GAPCO
P: 212-223-6750
E: cella@gapcoltd.com



GAPCO Extends Guinean MOU

Toronto June 28, 2004 - Global Alumina Products Corporation (GAPCO) (TSX VEN: GPC.U) and the Ministry of Mines and Geology of the Republic of Guinea jointly announce the extension of the term of their Memorandum of Understanding (MOU) regarding the development of GAPCO's proposed 2.8 mtpa alumina refinery. The MOU, which was due to expire at the end of June, 2004, has now been extended to the end of December, 2004. The MOU will be replaced with a definitive Investment Agreement.

"Based upon the significant progress made to date and the continuing close co-operation between GAPCO and the Ministry of Mines and Geology, we are pleased to confirm that the parties agreed to extend the term of the MOU. This extension will permit the parties to complete the various technical studies necessary to finalize the definitive Investment Agreement," states his Excellency Dr. Alpha Mady Soumah, Minister of Mines and Geology. His Excellency added, "the Government's ability to provide a long-term secure supply of high-quality bauxite to GAPCO, together with the investment incentives made available by the Government of Guinea, are examples of what the Government can bring to the future transformation of Guinea's vast bauxite resources into higher quality alumina."

"GAPCO is pleased with the support and cooperation we are receiving from the Ministry of Mines and Geology," said Bruce Wrobel, CEO of GAPCO. "Guinea's long experience of mining of bauxite and the production of alumina is proving extremely helpful to our efforts to finalize the pre-construction efforts surrounding this exciting project. We look forward to continuing our close relationship with the Government of Guinea through development, construction and ultimately the long-term operation of the alumina refinery."

ABOUT GAPCO

Global Alumina Products Corporation (GAPCO) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. GAPCO is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. GAPCO is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of GAPCO, are forward-looking statements

that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

For further information, please contact:

Michael Cella
GAPCO
P: 212-223-6750
E: cella@gapcoltd.com



GAPCO ENHANCES MANAGEMENT TEAM WITH ADDITION OF THREE INDUSTRY VETERANS

Closes Acquisition of Aluminpro Aluminium Industry Professionals

TORONTO, July 20, 2004 – Global Alumina Products Corporation ("GAPCO") **(TSX-V: GPC.U)**, a company that proposes to produce alumina for sale to the global aluminum industry, announced today the appointment of three industry veterans to its senior management team. Bernard "Bernie" Cousineau will serve as President and Chief Operating Officer of GAPCO, Ian Porteous as Senior Vice President and Chief Technology Officer and Francis "Frank" Donohue as Senior Vice President, Construction and Engineering.

"With Bernie and Ian's combined 70 years of aluminium industry experience and Frank's more than 30 years of power industry experience, GAPCO is establishing a senior management team who will ensure the company's success as it moves from developing to operating its 2.8 million tonne per annum greenfield alumina refinery in the Boké region of Guinea, Africa," said Bruce Wrobel, CEO of GAPCO. "The addition of these industry leaders underscores the significance of GAPCO's project."

As GAPCO's President and Chief Operating Officer, Mr. Cousineau will be responsible for the oversight of the refinery development and future operations. Mr. Cousineau has more than 30 years of experience in the aluminum industry, and prior to joining Aluminpro he served as President and Chief Executive Officer of Alcan Jamaica, where he managed the integrated operations of two alumina refineries, two bauxite mines and the rail, port and related infrastructure. Mr. Cousineau also worked for six years as the plant manager of the Aughinish Alumina Refinery in Ireland, a refinery that processes bauxite from the CBG mine in Guinea.

Ian Porteous, also an aluminum industry veteran, brings 40 years of aluminum industry experience to his new position of Senior Vice President and Chief Technology Officer. Prior to joining GAPCO, Mr.

Porteous served as Alcan Inc.'s Vice President, Director of Technology for ten years where he was responsible for its global bauxite and alumina operations technology.

Frank Donohue brings 33 years of industrial engineering and construction management experience to GAPCO. Prior to joining the Company, Mr. Donohue served for four years as the President of Power Professionals Ltd., an engineering and construction management consulting company providing services to several utilities such as Exelon and PSEG as well as independent power developers such as Sithe Energies, GNPower and Marubeni. Prior to Power Professionals, Mr. Donohue was the Senior Vice President, Engineering and Construction at Sithe Energies, Inc., where he assisted in the development and led the engineering and construction oversight of many domestic and international large-scale power-generating facilities, including Independence Station in Oswego, NY and San Roque hydroelectric project in the Philippines.

GAPCO also announced today the completion of its previously announced acquisition of Aluminpro Aluminium Industry Professionals Inc. ("Aluminpro"), a leading consulting group specializing in the upstream aluminium industry (bauxite, alumina, smelting and power). Aluminpro, whose senior professionals combine for over 750 years of experience, will operate as a wholly owned subsidiary of GAPCO.

As consideration for the acquisition of all of the outstanding shares of Aluminpro, GAPCO paid an aggregate of US$500,000 and issued an aggregate of 500,000 common shares of GAPCO and warrants to purchase an aggregate of 250,000 common shares of GAPCO to the former shareholders of Aluminpro. The securities of GAPCO issued to the former shareholders of Aluminpro (including the common shares of GAPCO issuable upon the exercise of the warrants) are subject to a restricted period under applicable securities legislation in Canada which expires on November 20, 2004.

ABOUT GAPCO

Global Alumina Products Corporation (GAPCO) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. GAPCO is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. GAPCO is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has

administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
GAPCO
P: 212-223-6750
cella@gapcoltd.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of GAPCO, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.


Global
Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA SIGNS DEFINITIVE CONCESSION AGREEMENT WITH REPUBLIC OF GUINEA FOR ITS PROPOSED ALUMINA REFINERY

Boké, Guinea – October 18, 2004 – Global Alumina **(TSX-V: GPC.U)**, a company that proposes to produce alumina for sale to the global aluminium industry, announces that the Republic of Guinea and Global Alumina signed an investment and concession agreement for the development and construction of a 2.8 million tonne per annum alumina refinery in Conakry, Guinea.

"Global Alumina's refinery and associated railroad and port infrastructure upgrades will greatly enhance the Republic of Guinea's economic development, create employment opportunities and make optimum use of its large bauxite reserve," stated Dr. Alpha Mady Soumah, Minister of Mines and Geology. "Global Alumina has been a model partner throughout this process and we will continue to co-operate with Global Alumina in every aspect as its alumina refinery proceeds to construction."

Highlights of the agreement include:

- An initial term of 99 years for the management and operation of the refinery, subject to renewal upon agreement of the parties;
- Exclusive mining concession with inferred bauxite resources greater than the refinery's expected requirements over the 99 year initial term for the refinery and its anticipated expansions. The mining concession has an initial term of 25 years with an automatic extension of 25 years, plus continuous 10 year renewals upon delivery by Global Alumina of a maintenance plan;
- Access to, and use of, existing infrastructure, including railway and port, and the right to upgrade infrastructure;
- Multi-year tax holiday and import duty and customs relief;
- Well-defined royalty to the Republic of Guinea;
- All land necessary for the implementation of the project will be made available by the Republic of Guinea at no cost to Global Alumina;
- The Republic of Guinea guarantees the right to exchange and transfer currency;

"Signing the investment and concession agreement is a significant milestone for Global Alumina and the economic development of the Republic of Guinea and the welfare of its people," said Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina. "We are now aggressively pushing forward on commencing construction of the refinery's supporting infrastructure, and looking forward to commencing construction of the refinery in the middle of 2005."

The investment and concession agreement will come into effect upon ratification by the Guinean National Assembly and promulgation by the President of the Republic of a law adopting the agreement. Completion of this process is expected within 90 days.

ABOUT GLOBAL ALUMINA

Global Alumina Products Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-6750
cella@globalalumina.com

Adam Pedowitz
GCI Group
P: 212-537-8084
apedowitz@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.


Global
Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA ANNOUNCES PLANS FOR EQUITY FINANCING

TORONTO, ON – November 11, 2004 – Global Alumina **(TSX-V: GPC.U)**, a company that proposes to produce alumina for sale to the global aluminium industry, announced plans to raise between US$25 and US$35 million through a private placement of between 10 million and 15 million of its common shares with RBC Capital Markets as agent on a best-efforts basis.

The proposed private placement is subject to the approval of the TSX Venture Exchange. The shares will be marketed to qualified investors in Canada, the United States and Europe. The private placement is expected to close by year-end.

Proceeds of the proposed private placement will be used to fund the next stage of development and construction of Global Alumina's 2.8 million tonne per annum alumina refinery in Conakry, Guinea.

Interested investors should contact RBC Capital Markets.

ABOUT GLOBAL ALUMINA

Global Alumina Products Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella	Joshua Orzech
Global Alumina	GCI Group
P: 212-223-6750	P: 416-486-5923
cella@globalalumina.com	jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and

uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.


Global
Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA RELEASES THIRD QUARTER RESULTS

TORONTO, ON (November 17, 2004) – Global Alumina Products Corporation ("Global Alumina") **(TSX-V: GPC.U)**, a company that proposes to produce alumina for sale to the global aluminum industry, announced today its financial and operating results for the third quarter and nine months ended September 30, 2004. A complete copy of the interim report, including unaudited financial statements and management's discussion and analysis, can be viewed or printed from the Company's SEDAR reference page at www.sedar.com or on the Company's Website at www.globalalumina.com. All dollar amounts are in U.S. dollars.

Third Quarter Highlights:

- Significant corporate highlights include:
  - Strengthened management team with the addition of aluminium and construction industry veterans Bernie Cousineau, Tony McCabe, Ian Porteous, Frank Donohue and Graham Morrey
  - A multi-year agreement with Honeywell to develop and design a technology solution that will deliver all of the automated control systems for the Company's alumina refinery
  - Subsequent to the third quarter ending, Global Alumina signed a comprehensive investment and concession agreement with the government of the Republic of Guinea

- Significant financial highlights include:
  - Cash and cash equivalents of $31.3 million at September 30, 2004
  - Loss for the three and nine months ended September 30, 2004 of $8.3 million ($0.08 per share) and $15.3 million ($0.16 per share) respectively
  - Engineering and professional fees for the three and nine months ended September 30, 2004 were $7.9 million (93% of total expenses) and $13.7 million (87% of total expenses) respectively

ABOUT GLOBAL ALUMINA

Global Alumina Products Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global

Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella	Joshua Orzech
Global Alumina	GCI Group
P: 212-223-6750	P: 416-486-5923
cella@globalalumina.com	jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.


Global
Alumina

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA COMPLETES PRICING OF US$30 MILLION PRIVATE PLACEMENT

TORONTO, ON – December 17, 2004 – Global Alumina **(TSX-V: GPC.U)**, a company that proposes to produce alumina for sale to the global aluminium industry, announced that, pursuant to the Company's announcement on November 11, 2004, Global Alumina has priced the private placement of 15.385 million common shares at US$1.95 for gross proceeds of US$30 million. The private placement is expected to close by year-end.

"The strong demand for this private placement demonstrates how strongly our business plan resonates with investors around the world," said Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina. "I am pleased that a number of new, high-quality, investors will be joining Global Alumina's existing base of world-class shareholders."

The net proceeds of the private placement will be used to fund early stage construction activity associated with Global Alumina's 2.8 million tonne per annum alumina refinery in Guinea.

RBC Capital Markets and Jennings Capital Inc. are acting as Global Alumina's agents on this transaction.

The private placement is subject to all necessary regulatory approvals, including that of the TSX Venture Exchange.

The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "1933 Act"), or any applicable state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act and exemptions from any applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

ABOUT GLOBAL ALUMINA

Global Alumina Products Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely

on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella	Joshua Orzech
Global Alumina	GCI Group
P: 212-223-6750	P: 416-486-5923
cella@globalalumina.com	jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.



NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA CLOSES US$30 MILLION PRIVATE PLACEMENT

TORONTO, ON – December 23, 2004 – Global Alumina Products Corporation (Global Alumina) **(TSX-V: GPC.U)**, a company that proposes to produce alumina for sale to the global aluminium industry, announced that the company has closed its private placement and issued 15.385 million common shares, priced at US$1.95, for gross proceeds of US$30 million. The common shares are subject to a holding period that expires on April 24, 2005.

"Global Alumina's new investors are an excellent addition to our existing world-class shareholder roster," said Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina. "These additional funds will enable us to more rapidly pursue key milestones in our port construction, off-take contracts, supplier agreements and in-country staff training."

The net proceeds of the private placement will be used to fund early stage construction activity associated with Global Alumina's proposed 2.8 million tonne per annum alumina refinery in Guinea and general working capital purposes.

RBC Capital Markets and Jennings Capital Inc. acted as Global Alumina's agents on this transaction. The agents were paid a cash commission of 6% of the gross proceeds.

The private placement is subject to all necessary regulatory approvals, including that of the TSX Venture Exchange.

The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "1933 Act"), or any applicable state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act and exemptions from any applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

ABOUT GLOBAL ALUMINA

Global Alumina Products Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global

Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com


Global
Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA TO COMMENCE TRADING ON TORONTO STOCK EXCHANGE

TORONTO, ON – February 15, 2005 – Global Alumina Products Corporation (Global Alumina) **(TSX-V: GPC.U)**, a company that proposes to produce alumina for sale to the global aluminum industry, will commence trading of its common shares on the Toronto Stock Exchange (TSX) under the symbol "GPC.U", when the market opens on Wednesday, February 16, 2005. In conjunction with its move to the TSX, the Company's shares will be de-listed from the TSX Venture Exchange at the commencement of trading on TSX.

"We are excited to join the elite group of companies that trade on the Toronto Stock Exchange," said Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina. "The TSX listing will enable a broad group of investors to join our existing world-class shareholder roster."

In October of 2004, Global Alumina signed an investment and concession agreement (the Basic Agreement) with the Republic of Guinea for the development and construction of an alumina refinery in Guinea. The Company is currently awaiting ratification of the Basic Agreement by the Guinean National Assembly. The Guinean National Assembly reconvened earlier this week to address a number of matters and Global Alumina has been advised that ratification of the Basic Agreement is on the National Assembly's agenda.

ABOUT GLOBAL ALUMINA

Global Alumina Products Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella	Joshua Orzech
Global Alumina	GCI Group
P: 212-223-9419	P: 416-486-5923
cella@globalalumina.com	jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.


Global
Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA SIGNS MEMORANDUM OF UNDERSTANDING WITH TECHNIP TO SERVE AS EPC CONTRACTOR

TORONTO, ON – February 21, 2005 – Global Alumina Products Corporation (Global Alumina) **(TSX: GPC.U)**, a company that proposes to produce alumina for sale to the global aluminium industry, announced today that it has entered into a memorandum of understanding with Technip **(NYSE: TKP)** based in Paris, France, whereby Technip will act as the EPC (Engineering, Procurement, Construction) contractor for Global Alumina's planned 2.8 million tonnes per year alumina refinery to be located in the Republic of Guinea.

"With a workforce in excess of 19,000 and an annual turnover in excess of US$6.5 billion, Technip ranks among the top five corporations in the world in the field of petrochemical, chemical and industrial engineering, construction and related services," said Bruce J. Wrobel, Chairman and Chief Executive Officer of Global Alumina.

"Technip is currently implementing major industrial projects in Africa, most notably Nigeria, Angola and South Africa and according to Engineering News Record is the second largest contractor in Africa. This makes Technip ideally suited to deliver to Global Alumina its refinery on time and on budget. We welcome Technip to our expanding team of contractors, advisors and consultants dedicated to the successful completion of this project," added Mr. Wrobel.

ABOUT GLOBAL ALUMINA

Global Alumina Products Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.


Global
Alumina

FOR IMMEDIATE RELEASE

DAVID SURATGAR TO JOIN GLOBAL ALUMINA BOARD OF DIRECTORS

TORONTO, ON – March 10, 2005 – Global Alumina Products Corporation (Global Alumina) **(TSX: GPC.U)**, a company that proposes to produce alumina for sale to the global aluminium industry, is pleased to announce that David Suratgar has agreed to join its Board of Directors. David Suratgar has over 30 years of infrastructure project finance experience, is currently the Chairman of Taylor-DeJongh's Advisory Board and has advised Governments, Central Banks, privatization commissions and state agencies around the world, including the Republic of Guinea. It is anticipated that Mr. Suratgar will be appointed to the Board of Directors at a meeting of the Board to be held within the week.

"We are excited to add David Suratgar to our Board of Directors. David's counsel and experience will be invaluable to Global Alumina's management team and the Board as we move forward with securing the necessary financing for our proposed alumina refinery," said Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina. "David also has considerable experience working with the Government of the Republic of Guinea, including as legal counsel at the World Bank on the Boké bauxite mining project and later as adviser to the Government for negotiations with the bauxite and alumina industry."

David Suratgar is a former vice-chairman of Deutsche Morgan Grenfell, Senior Adviser to the President of the European Investment Bank (EIB) and member of the Board for Banque Marocaine du Commerce Exterieur and Senior Adviser to the Chairman.

David Suratgar served as a senior attorney in the World Bank's Legal Department and has also acted as legal advisor to the Bank of England and UK Treasury, to the European Investment Bank and to the European Commission (DG1). He co-headed Deutsche Morgan Grenfell's Middle East Department and then established and headed Morgan Grenfell's export and project finance departments and also its public sector advisory and privatization departments.

David Suratgar is a Senior Adviser to Lowen Ondaatje McCutcheon, Director of Pictet et Cie – Water & Environment Fund and of the Korea Opportunities Investment Fund, Member of the Board of the Major Projects Association in London and Chairman of Fortune Funds Ltd. He teaches "Financing of Development Projects and Techniques for Privatization in Developing Countries," at the School of Law, University of Georgia.

Mr. Suratgar will be filling a vacancy on the Board created by the resignation of Kunihiko Higashi, who resigned his position on the Board as of March 7, 2005. "We

thank Kunihiko for his valuable assistance and guidance to the Board as the Company built its corporate structure and began the development of its alumina refinery project in Guinea," added Mr. Wrobel.

ABOUT GLOBAL ALUMINA

Global Alumina Products Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Dawn Lauer
GCI Group
P: 212-537-8088
dlauer@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.


Global
Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA RELEASES FOURTH QUARTER AND 2004 YEAR-END RESULTS

TORONTO, ON (March 11, 2005) – Global Alumina Products Corporation ("Global Alumina") **(TSX: GPC.U)**, a company that proposes to produce alumina for sale to the global aluminum industry, announced today that the Company's Board of Directors has approved its financial and operating results for the fourth quarter and year-ended December 31, 2004. The text of the annual unaudited financial statements and management's discussion and analysis can be viewed or printed from the Company's SEDAR reference page at www.sedar.com. All dollar amounts are in U.S. dollars.

2004 Highlights:

- Significant corporate highlights include:
  - Listing on the Toronto Venture Exchange on June 15, 2004 and subsequently graduating to the Toronto Stock Exchange on February 16, 2005
  - Signing a comprehensive investment and concession agreement with the government of the Republic of Guinea
  - Raising $80 million through two private placements
  - Substantially completing the proposed alumina refinery's environmental studies and basic engineering
  - Holding a groundbreaking ceremony, in conjunction with the government of the Republic of Guinea, to celebrate the commencement of ground clearing and land reclamation efforts associated with the development of Global Alumina's port facilities
  - Acquiring Aluminpro Ltd., a Montreal-based aluminium industry consulting firm with collectively over 750 years of industry operating experience

- Significant financial highlights include:
  - Cash and cash equivalents of $51.6 million at December 31, 2004
  - Loss for the year-ended December 31, 2004 of $17.1 million ($0.18 per share)
  - Engineering and professional fees for the year-ended December 31, 2004 were $14.7 million (83% of total expenses)

"We are proud of our 2004 accomplishments and the momentum we have built and are energized by the opportunities before us. We are confident that we have the management team, financial resources and third-party technical, commercial and financial advisors necessary to achieve our goal of building a 2.8 million tonnes per annum alumina refinery in the Republic of Guinea and generating significant shareholder value," stated Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina.

Global Alumina's 2004 Annual General Meeting will be held at 9:30 am (Eastern Time) on Thursday, April 28, 2005 in the Gallery at the TSX Broadcast & Conference Centre in downtown Toronto.

ABOUT GLOBAL ALUMINA

Global Alumina Products Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-6750
cella@globalalumina.com

Dawn Lauer
GCI Group
P: 212-537-8088
dlauer@gcigroup.com


Global
Alumina

GLOBAL ALUMINA ISSUES RESPONSE TO TODAY'S REUTER'S STORY REGARDING GUINEA PARLIAMENT RATIFICATION

TORONTO, ON – March 24, 2005 – Global Alumina Products Corporation (Global Alumina) (TSX: GPC.U), a company that proposes to produce alumina for sale to the global aluminum industry, today issued a formal response stating that the story issued by Reuters stating that "the Guinea parliament rejected Global Alumina's deal" is false.

The Company confirmed that the Guinea Parliament has not yet voted on the ratification decision that would allow Global Alumina to construct a $2 billion alumina refinery in the country. The Guinea Parliament intends to vote on ratification in the near future.

ABOUT GLOBAL ALUMINA

Global Alumina Products Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Dawn Lauer
GCI Group
P: 212-537-8088
dlauer@gcigroup.com


Global
Alumina

GLOBAL ALUMINA EXPANDS DEVELOPMENT ACTIVITIES AT PORT FACILITY IN KAMSAR, GUINEA

Signs Dredging And Land Reclamation Contract With Dredging International

TORONTO, ON – March 28, 2005 – Global Alumina Products Corporation (Global Alumina) **(TSX: GPC.U)**, a company that proposes to produce alumina for sale to the global aluminum industry, is pleased to announce it has commenced the next major step in developing its Port of Kamsar marine terminal by entering into an agreement with the Belgium firm, Dredging International, for dredging and land reclamation activities. Dredging International (DI) - www.dredging.com - is a leader in the global dredging market and has conducted dredging and land reclamation activities in ports around the world.

"With the commencement of DI's contract valued in excess of US$10 million, Global Alumina is increasing the intensity of our development activities to meet our construction schedule," stated Bruce J. Wrobel, Chairman and Chief Executive Officer of Global Alumina. "DI's dredging and land reclamation work is the first major step in our port development program. Mobilization for the reclamation work has already commenced with equipment, materials and personnel being mobilized from within Guinea and elsewhere in Africa, Europe and North America."

The first arrival of materials is scheduled for early April, with the Oranje, a large hopper dredge, scheduled to arrive in Kamsar in mid May. DI's activities in Kamsar will include the dredging of more than 400,000 cubic meters of river materials from the future berthing area and the reclamation of more than 75 hectares of tidal lands, using over 1,700,000 cubic meters of sand and gravel, at the future site of Global Alumina's land side terminal. The anticipated completion date is late August 2005.

In preparation for the reclamation work, Global Alumina began clearing activities for its 75 hectare land side marine terminal earlier this year. More than 180 local workers started the land clearing in January and have progressed on a continuous basis. Clearing is currently over 90% complete with the remaining activities scheduled to be complete by the middle of April 2005.

The second phase of the port development, the construction of the marine terminal quay, railroad yard, material handling and storage facilities, is currently out for international bid and is scheduled to commence in the third quarter of 2005.

Note to Editor: A Photo of the Oranje can be found in Global Alumina's Photo Gallery at www.globalalumina.com

ABOUT GLOBAL ALUMINA

Global Alumina Products Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com


Global
Alumina

GLOBAL ALUMINA PROVIDES UPDATE ON CONCESSION AGREEMENT RATIFICATION PROCESS BY REPUBLIC OF GUINEA'S NATIONAL ASSEMBLY

TORONTO, ON – March 28, 2005 – On Thursday, March 24th, an article containing inaccurate information about the ratification of Global Alumina Products Corporation's (Global Alumina) **(TSX: GPC.U)** concession agreement with the government of the Republic of Guinea was published and led to the halting of trading of Global Alumina's shares on the TSX to ensure accurate information could be provided to the market and shareholders.

To clarify the Republic of Guinea's position, the President of the National Assembly released the following statement:

"The alumina refinery that is to be built in Sangaredi by Global Alumina will be the largest investment project ever realized in Guinea," stated El hadj Aboubacar Somparé, President of The National Assembly of The Republic of Guinea. "This project will have a major impact on the Guinean economy through the creation of thousands of jobs, the development of numerous infrastructures and by generating major revenue for the State, all of which will help to reduce poverty in our country."

President El hadj Aboubacar Somparé continued, "The National Assembly, which fully supports this ambitious project, has agreed to delay ratification of the agreement by several days so as to give the government time to discuss with Global Alumina some pending issues. This process, which is already nearly completed, will lead to effective ratification of this Basic Agreement within the next few days, and will in turn provide a major stimulus for Guinea's economic development."

"We are pleased with President Somparé's statement supporting our project and confirming that the ratification process is moving forward," stated Bruce J. Wrobel, Chairman and Chief Executive Officer of Global Alumina. "We continue to aggressively move forward with the development and construction of our 2.8 million tonne per annum alumina refinery."

ABOUT GLOBAL ALUMINA

Global Alumina Products Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global

Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com


Global
Alumina

GLOBAL ALUMINA PROVIDES UPDATE ON DISCUSSIONS WITH REPUBLIC OF GUINEA GOVERNMENT

TORONTO, ON – April 14, 2005 – Global Alumina Products Corporation (Global Alumina) (**TSX:GPC.U**), a company that proposes to produce alumina for sale to the global alumina industry, today announced that the Company had been requested by the Government, as a result of the review by the National Assembly of the investment and concession agreement signed on October 18, 2004, to reconsider certain provisions of the agreement. As previously disclosed, the agreement grants the Company a mining concession for the exploitation of bauxite and grants the Company the right to construct, operate and maintain an alumina refinery in Guinea.

The primary issue identified by the Guinean government for discussion is the length of the tax holiday that will apply to the Company's alumina refinery project. The continued strength in alumina prices, increased interest in Guinea's bauxite reserves and the near term budgetary concerns of the government have focused attention on the length of the tax holiday. Though the government has identified other issues, it is the Company's belief that a mutually acceptable resolution of the government's concerns with respect to the duration of the tax holiday will lead to a resolution of any other issues. Upon resolution, the agreement will be amended and presented to the National Assembly for ratification. As previously disclosed, the agreement requires ratification by a vote of the Guinean National Assembly before it becomes effective.

"We are working closely with government officials to address their requests and to ensure that all Guineans share in the benefits of the economic stimulus our 2.8 million tonne per annum alumina refinery will create," stated Bruce J. Wrobel, Chairman and Chief Executive Officer of Gobal Alumina. "Development and construction of the alumina refinery continues and remains on target."

ABOUT GLOBAL ALUMINA

Global Alumina Products Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Dawn Lauer
GCI Group
P: 212-537-8088
dlauer@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

THE REPUBLIC OF GUINEA

WORK – JUSTICE – SOLIDARITY

MINISTER FOR MINES AND GEOLOGY

BASIC AGREEMENT

BETWEEN

THE REPUBLIC OF GUINEA

AND

GUINEA ALUMINA CORPORATION LTD

AND

GLOBAL ALUMINA ("GLOBAL")

FOR THE CONSTRUCTION AND OPERATION OF AN ALUMINA PLANT AT SANGAREDI

BASIC AGREEMENT (*CONVENTION DE BASE*)

The present agreement and its Exhibits (together, the "Agreement") are made at Conakry, Republic of Guinea.

BETWEEN:

1. **THE REPUBLIC OF GUINEA**, represented by his Excellency **Dr. Alpha Mady Soumah**, Minister for Mines and Geology (hereinafter referred to as the "**State**"),

Of the first part;

2. **GUINEA ALUMINA CORPORATION LTD ("GAC")**, a private company registered in the British Virgin Islands, with its registered office at P.O. Box 3152, Road Town, Tortola, British Virgin Islands represented by **Mr. Bernard Cousineau** duly authorised to this effect (hereinafter referred to as the "**Investor**" or "**GAC**"),

Of the second part;

3. A company doing business as **GLOBAL ALUMINA**, a Canadian company, registered in New Brunswick, a holding company, duly organised according to the laws of Canada, the shares of which are listed on the Toronto Venture Exchange under the code GPC.U and registered at World headquarters, 44 Chipman Hill, 10th Floor, P.O. Box 7289, Saint John, New Brunswick E2L 4S6, Canada, represented by its Chairman and Chief Executive Officer, **Mr. Bruce J. Wrobel** duly authorised to this effect (hereinafter referred to as "**GLOBAL** "),

Of the third part;



RECITALS

WHEREAS:

- **The State**, in furtherance of its desire to promote the exploitation and enhancement of mining and industrial activities in the Republic of Guinea, has decided, that such enhancement and exploitation may be conducted by or with the aid of foreign investors, with a view to advancing the economic development and promoting the well-being of its people.

- **The State**, within the scope of this policy, represents that it aims to enhance the value of the significant high-grade bauxite resources in the region of Boke, by their exploitation, transformation and commercialisation. The policy aims, in addition, to encourage the exploitation of such mineral resources and of the mining infrastructure put in place by **the State**, together with the construction of industrial installations at Sangaredi for the transformation of such mineral resources.

- **The State** has previously granted **the Investor** exclusivity in order to develop the Refinery Project in the Sangaredi region, pursuant to a Memorandum of Understanding dated November 21, 2001, as amended since that date (the "MOU");

- **The State** has decided to license to **the Investor** the mining and industrial activities which are the subject of this Agreement;

- **The State** shall guarantee **the Investor** for the entire term of this Agreement against any interference with the free, whole and full enjoyment of the rights which it agrees to grant hereunder.

- **The Investor** has expressed a desire to build upon, possess and enhance the areas put at its disposal for the purposes of mining and industrial development operations in Guinea, which includes the extraction of bauxite and its transformation into alumina, designing, developing, financing, constructing, owning and operating an approximately 2.8 million tonnes per annum Refinery (capable of Expansion, as such term is hereinafter defined) as well as the port, rail and roadway and related Infrastructure (as such term is hereinafter defined) required for the Project, such as installations necessary for the use of water resources, communication installations, housing and related social installations, real estate improvements, in existence or to be built for the purposes of the project (the "Project");

- **The State** and **the Investor** have initiated discussions in relation to a Basic Agreement in terms of which **the State** will, among other matters, grant to **the Investor** a mining concession for the supply of the Refinery with bauxite in the Study Area defined in article 3 hereof and the benefit of all the rights which are necessary for the purposes of implementing the Project in the Concession Area.

- **The State** wishes the Project works to commence as soon as possible and that the works relating to the Port Installations and the Industrial Installations and Equipment (as such terms are hereinafter defined) begin within a period of ninety (90) Business Days from the date of this Agreement.

- **The Investor** is amenable to begin various works and, in particular, those relating to the Port Installations and the Industrial Installations and Equipment in existence and to be built, (including the Channel), subject to obtaining an exclusive usage and/or exclusive concession of the rights required for this purpose, as well as the assurance from **the State** that the necessary efforts will be made in order that the required contractual documentation and procedures for the implementation of the Project are put in place as soon as possible.

- **The State** has agreed to grant to **the Investor**, according to the terms of this Agreement, the exclusive right to develop, design, construct, finance, own, operate and maintain Port Installations on the Port Area (as such term is hereinafter defined) and the Industrial Installations and Equipment on the Industrial Zone (as such term is hereinafter defined) on land made available to **the Investor** by **the State** for this purpose and to grant to **the Investor** a right of access and use of the Channel and the principal railway line;

- **The State** acknowledges that the Project Activities are strictly dependent upon the ability of **the Investor** to use, for the entire duration of the Project, the installations and to access the Existing Infrastructure situated in particular outside the Concession Area (as hereinafter defined), most of which are the property of **the State** or under concession;

- **The Investor** represents that it understands the objectives of **the State** as stated herein;

- **The State** has port infrastructure, under concession, available to it in the port area of Kamsar and wishes the ownership of the new Port Installations built by **the Investor** to be transferred to it in accordance with article 12.6 hereafter.

- **The Investor** represents that it has available to it all required technical, technological and commercial capacity for the implementation and operation of the Project;

- **The Investor** represents that it has all the capability to seek the financing necessary for the implementation of the Project:

- GLOBAL is a holding company, duly organised according to the laws of Canada, the shares in which are listed on the Toronto Venture Exchange. As a listed company, the allocation of the share capital of GLOBAL may change, at any moment, throughout the term of this Agreement, which **the State** acknowledges. As a result, any direct or indirect change of control shall have no impact on this Agreement or on the rights granted hereunder.

- GLOBAL confirms in its capacity as holding company of **the Investor** that:

  (a) it shall assist **the Investor,** to the extent permitted by Canadian law, in the context of obtaining the financing for the Project by **the Investor,** set out in Article 16 hereof;

  (b) upon the signature of this Agreement, it (i) shall make public the signature of this Agreement, all in accordance with the provisions of the stock exchange legislation and regulations applicable in Canada; and (ii) shall inform its Subsidiary (as such term is defined hereinfter) of the undertakings envisaged in terms of Article 35.2 hereafter.

- GLOBAL owns, directly or indirectly, upon the date of signature of this Agreement and until the date on which financing has been obtained definitively and irrevocably as set out in Article 16 below, one hundred per cent (100%) of the share capital and voting rights in **the Investor**, according to the description set out in Exhibit 1 hereto.

NOW, THEREFORE, IT HAS BEEN AGREED AS FOLLOWS:

DEFINITIONS

For the purposes of this Agreement, the capitalized terms and phrases used in this Agreement shall have the following meanings unless stipulated to the contrary in this agreement:

"Accounting and Tax Exhibit" means Exhibit 2 attached to the present Agreement.

"Additional Port Royalty" is defined in Article 12.6.2 (ii) hereinafter.

"Affiliated Company" means any entity directly or indirectly controlling or controlled by, or under direct or indirect common control with **the Investor**. For the purposes of this definition, the term "control" (including the terms "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such person.

"Agreement" means the present Basic Agreement including the Exhibits and any amendments or supplements hereto.

"ANAIM" means l'Agence Nationale d'Aménagement des Infrastructures Minières de Guinée or any other Authority which replaces it.

"Assets" means all property, rights, titles and interests present or future, moveable or immoveable, corporeal or incorporeal, belonging to **the Investor**, or put at **the Investor's** disposal or leased to or granted to **the Investor** by **the State** or by any third party, together with the rights granted to **the Investor** under this Agreement or under any other agreement (including the Infrastructure Agreement) relative to the design, development, construction, financing, ownership

or operation of the various elements of the Project (including, without limitation, the profits and revenues which will result from the Project and which will be paid or payable to **the Investor** or for its account).

"Authorisations" means all administrative acts, such as permits, consents, approvals, waivers and exemptions, entry, exit and residence visas, importation licenses, administrative registrations, decrees, decrees granting the mining concession, mining rights (research and exploration and exploitation rights), rulings, circulars, tax and customs exemption certificates and other authorisations in whatever form, required in the Republic of Guinea to carry out the Project Activities.

"Authority" means **the State** and the Government of the Republic of Guinea and includes in particular any ministerial department, territorial administration, body or agency including the relevant land commissions (commissions foncières), the relevant port and customs authorities authorized under Guinean laws to act in the name of **the State,** exercising legislative, executive, administrative or judicial power or any entity having a mandate to exercise such a power. Authority also means a legislative, executive, administrative or judicial power or any entity having a mandate to exercise such a power.

"Business Day" means any day during which the banks in Conakry (Republic of Guinea) and in New York (United States) are open for the purposes of clearing operations and transactions on the monetary market between them.

"CBG" means the Compagnie des Bauxites de Guinée.

"Channel" means the access channel from the Atlantic Ocean to the port of Kamsar with an approximate total length of 17 km on the Rio Nunez and a

width of 120 meters, expandable to a width of 200 meters.

"Company" means the Guinean company Guinea Alumina Corporation (GAC Guinea) set out in Article 4. For the purposes of Chapter V hereafter, the Company is understood to mean the Company, its Affiliated Companies and its Direct Sub-Contractors as defined hereafter.

"Compensation Payment" is defined in Article 34.2.1 of this Agreement.

"Concession Area" means the territory, which is the subject of this Agreement, the perimeter of which is set forth in Exhibit 6, as may be expanded from time to time during the term of this Agreement. The Concession Area shall also include the land reserved and/or acquired for the purposes of the Port Installations and the Industrial Installations and Equipment, as well as the land reserved and/or acquired for the purpose of the Infrastructure to be constructed for the Project, including all elements thereon and thereunder such as bauxite, water, soil, sand, trees and other materials. The Concession Area includes the Mining Concession, the Port Area and the Industrial Zone.

"Contractual Period" is defined in Article 34.2.1 paragraph 1.

"Contractual Documents" means all written contracts, agreements or heads of agreement, directly or indirectly related to the Project Activities.

"Current Legislation" means the Guinean regulations (laws, orders, decrees, rulings, decisions, instructions, case law etc.) known and existing on the date of signature hereof and made on this date, taking into account the interpretation thereof as at that date both in Guinea and in the application of international customs for large mining projects.

"Date of Commercial Production Start-up" has the meaning set out in Article 6 of this Agreement.

"Damage" is defined in Article 19.2 hereinafter.

"Direct Sub-Contractor" means any enterprise chosen by **the Investor** or its Affiliated Companies validly existing and which has the necessary competencies to provide the services or carry out the works necessary for the purpose of the Project Activities and having entered into a contract with **the Investor** or its Affiliated Companies, or one of their sub-contractors exclusively in the context of the Project, the identity and nature of such services or works requiring to be communicated to **the State,** upon request, immediately upon signature of the sub-contract.

"Effective Date" means the date on which all the conditions set out in Article 34.1 of this Agreement are fulfilled.

"Exhibits" means the documents listed at the end of this Agreement which set out the details of, or complete, the provisions of this Agreement, of which they form an integral part.

"Existing Infrastructure" means the infrastructure that is the object of the concession agreement between **the State** and ANAIM of the first part and the CBG of the other part (Port, City, Channel and Railway) are the subject of the ANAIM/CBG Agreement dated June 13, 1996, and which are required for the carrying out of the Project Activities.

"Expansion" means the development, design, construction, financing, ownership, operation and maintenance of any activity intended to increase the alumina production capacity of the Refinery as set out in Article 7 of this Agreement.

"Fiscal and Customs Regime" means the fiscal and customs regime set out in terms of Chapter V hereof.



"Force Majeure" has the meaning set out in Article 38.1 of this Agreement.

"Force Majeure Compensation" is defined in Article 38.3 of this Agreement.

"Implementation Studies" means the socio-economic, environmental, demographic and any other studies considered as necessary by **the Investor** to design, develop, construct and finance the Project.

"Indemnification" is defined in article 19.2 hereof.

"Industrial Zone" means the area on which shall be built at Kamsar the Industrial Installations and Equipment, the coordinates of which are set out in Exhibit 4 hereto.

"Industrial Installations and Equipment" means the installations and equipment for the warehousing of alumina and Intrants to be constructed and upgraded for the handling of the products which will be and shall remain the property of **the Investor** in their entirety and which are all necessary to the functioning of the Project.

"Infrastructure" means the road, rail, port and other infrastructure including, without limitation, the roads, railroads, port installations and other lines of communication (such as pipelines and other transmission lines) in existence or to be created.

"Infrastructure Agreement" means all the provisions relating to the practical and logistical terms of use by **the Investor** of the ANAIM infrastructure under concession with CBG to be signed between **the State, the Investor, ANAIM and CBG** and which upon signature shall become, fully and automatically, Exhibit 3 hereto.

"Intrant" means any product, raw materials, equipment and other goods used in the mining operating

	process and in the transformation of bauxite into alumina.
"Investor"	means GAC and the Company.
"Lender(s)"	means any party or parties providing a financing to **the Investor** or its Affiliated Companies or such other entities as either **the Investor** or its Affiliated Companies might form, each with respect to any of the Project Activities, or such Lender's designee.
"Long-term Purchase Agreements"	means the agreements relating to transactions of a minimum duration of ten (10) years, signed by **the Investor** with various purchasers in order to sell alumina.
"Maintenance Plan"	is defined in Article 34.2.2 hereafter.
"Mining Code"	means the *Code Minier* of the Republic of Guinea, as in force and effect on the date hereof.
"Mining Concession"	means the mining boundary delineated by the geographical coordinates and which will be the subject of the decree granting the concession and shall include the Study Area defined in Article 3 hereafter.
"Party and/or Parties"	means **the State** and/or **the Investor**.
"Plant" or "Refinery"	means the plant for the transformation of bauxite into alumina, of which the construction, start-up and operation form part of the Project.
"Port Agreement"	is defined in Article 12.6.1.
"Port Activities"	has the meaning given to it in Article 12.2 of this Agreement.
"Port Area"	means the offshore area, starting at the high water line, on which shall be built the quay and

the jetty, the details of which are set out in Exhibit 5 hereto.

"Port Installations"	means the improvements to the Channel and the construction of a quay and jetty starting at the high water line in the Port Area, identified in the development plan for the Port Area, set out in Exhibit 5 hereto, excluding the Industrial Installations and Equipment.
"Port Royalty"	is defined in Article 12.6.2 (i) hereinafter.
"Project Activities"	has the meaning set forth in Article 26 of this Agreement.
"Project Installations"	means all the constructions built in the Concession Area in connection with the Project.
"Study Area"	is defined in Article 3 of this Agreement.
"Subsidiary"	means the company the shares of which are fully and directly owned by Global at the date hereof, as described in Exhibit 1 hereto.
"Tax"	means any tax, value added tax, duty, stamp duty, charge, customs levy, fee or royalty (as well as social charges) and, more generally, any fiscal or quasi-fiscal levy for the benefit of the State, any Authority, any local government and public or publicly held body, or public or private body commissioned with the management of a public service or with a public service assignment.
"World Bank Guidelines"	means the environmental safeguards and policies set out by the World Bank.



CHAPTER I:
GENERAL PROVISIONS

ARTICLE 1 : PURPOSE OF THIS AGREEMENT

The purpose of this Agreement is to:

- define the general economic, legal, administrative, financial, fiscal, customs, land, mining, maritime, environmental and social conditions in which the Parties undertake to carry out the Project.

To this end, its purpose is:

(i) for **the Investor** to design, develop and operate a Refinery in the Concession Area;

(ii) for **the State** to grant the facilities and guarantees that **the State** accepts to give vis-à-vis **the Investor** to allow the implementation of the Project (including (i) the granting of a mining concession, for the supply of the Refinery with bauxite, covering the entirety of the Study Area defined in Article 3 hereinafter; and (ii) the construction of Port Installations and Industrial Installations and Equipment defined in Article 12 hereinafter) and the improvement of the Channel and the railway line as set out in the Infrastructure Agreement;

(iii) for the Parties to define the consequences of any failure to comply with their respective undertakings in terms of this Agreement.

It is specified that this Agreement includes a number of derogations from the Current Legislation and legislative and regulatory texts in force at any moment whatsoever throughout the duration of this Agreement which derogations shall have the force of law and shall prevail in the event of discrepancy with any other text.

ARTICLE 2 : DESCRIPTION OF THE PROJECT

The Project aims:

- at the exploration and exploitation of the bauxite resources within the Mining Concession granted to **the Investor** in the Study Area for the purposes of its transformation into alumina;

- at the construction of a Refinery of a capacity of approximately 2.8 million metric tons per year;

- at the construction of the Port Installations and the Industrial Installations and Equipment at Kamsar;

- at the improvement of the Channel;

- at the improvement of the principal railway line as defined in the Infrastructure Agreement;

- at the design, construction, development, management, ownership and maintenance of other Infrastructure, particularly road and rail, required for the implementation of the Project (including, without limitation, port, Channel, warehousing, transport, energy production, use of water resources etc.) for the purposes of the Project.

- at the construction of social infrastructure of a residential and sanitary nature relating thereto.

It is understood that, prior to the implementation of the Project, the Parties agree to proceed with the following successive phases:

(a) identification by **the Investor** of the Lenders likely to agree the financing, including the debt and equity, as well as the provision of risk guarantees, insurance and other security arrangements for the Project;

(b) carrying out the Implementation Studies in co-operation with **the State** : it being understood that when **the State** becomes involved in such Implementation Studies, it shall ensure that its services and other Authorities concerned act with the necessary diligence in order not to delay the progress of the Project Activities;

(c) negotiations by **the Investor** with various Direct Sub-Contractors or third parties of agreements relating to the evaluation, design and construction of the Refinery as well as any equipment, installation, component and Infrastructure linked to the Project;

(d) **the State** shall undertake, with diligence, all actions required and shall give the necessary instructions to the Authorities which are concerned, in any manner whatsoever, by the Concession Area, the Project Activities (including



in particular the transport, port and customs Authorities) and the other rights guaranteed to **the Investor** in terms of this Agreement in order that such rights shall be fully respected;

(e) **the State** shall ensure and guarantee to **the Investor** that the Authorities co-operate fully with **the Investor** in order to effect the filings or registrations which may be necessary to protect the rights guaranteed to **the Investor** in terms of this Agreement;

(f) **the State** shall take the necessary measures such that any confirmations which may be required by the Lenders, according to which **the State** fully supports the Project, shall be given;

(g) in relation to the implementation by **the Investor** of the rights granted to it over the Existing Infrastructure and the Channel under the terms of this Agreement, **the State** shall ensure that the practical, logistical and royalty terms and conditions relative to the use by **the Investor** of the Existing Infrastructure and the Channel shall be worked out in good faith by CBG and ANAIM in order to ensure that the needs and demands of the Project are dealt with in an efficient manner and are reflected in the Infrastructure Agreement;

(h) any development liable to have a negative effect on this Agreement, the Port Installations, the Industrial Installations and Equipment, the Infrastructure Agreement, the use of the Channel or the Project shall be notified immediately to **the Investor.**

The Investor shall continue to carry out the works relating to the Port Installations and those relating to the Channel, in accordance with the terms of this Agreement.

The successive phases described in this Article 2 shall take place in accordance with a schedule (which automatically shall become Exhibit 8) which may be changed to reflect the development of the Project and the actual implementation of its various elements.





CHAPTER II :

EXPLOITATION, PRODUCTION AND COMMERCIALISATION

ARTICLE 3 : MINING CONCESSION

The Mining Concession granted by **the State to the Investor**, for the supply of the Refinery with bauxite, covers the area where **the Investor** has carried out its studies for the implementation of the Project and which shall be the subject of a decree in accordance with the Current Legislation.

ARTICLE 4 : OPERATING COMPANY

4.1. : Guinea Alumina Corporation ("GAC Guinea") is a Guinean Company created on August 16, 2000 for the purposes of the Project Activities (the "Company").

4.2. : The legal regime and the distribution of the capital of the said Company shall be specified in its bylaws in accordance with the Uniform Act relating to Corporations and GIEs dated 17 April 1997, adopted under the OHADA Treaty. **The State** shall have the right to designate a representative, who will be a natural person of its choice, to sit on the executive committee of the Company.

4.3. : From the date on which the financing is definitively and irrevocably obtained for the Project, the Company shall become the beneficiary of the rights and obligations resulting from this Agreement in place of GLOBAL and, from that date, the Company and GAC, in their capacity as Investor, shall act jointly and severally for the purposes of this Agreement.

ARTICLE 5 : RIGHT OF EXPLOITATION

5.1. : **The Investor** will carry out all industrial exploitation, transformation and marketing activities within the limits and conditions set out in this Agreement.

5.2. : The Parties agree that **the Investor** shall have, during the term of this Agreement, the right to produce and market alumina according to its requirements.

ARTICLE 6 : COMMERCIAL PRODUCTION

The start-up of the commercial production of alumina shall be effective only when the threshold of production of the Refinery shall have reached one hundred and fifty thousand (150,000) metric tons each month over a continuous period of four (4) months.

ARTICLE 7 : EXPANSION OF PRODUCTION

The State recognises the right of **the Investor** to build one or more Expansions if it considers this appropriate and in accordance with its development plan; provided that:

(i) within the context and for the purposes of any Expansion, **the Investor** will benefit from all the advantages and provisions of this Agreement for the same duration as this Agreement; and

(ii) **the State** agrees, without prejudice to the provisions of paragraph (i) above, to, by mutual agreement with **the Investor** and in good faith, and to the extent necessary make any changes, in particular with regard to the extension of the Concession Area, as are required to be made to this Agreement to permit the implementation of the Expansion under the most favourable economic conditions, taking into account the world market at that time.

ARTICLE 8 : RIGHT OF ACCESS OF THE STATE

8.1. : The State shall have the right of access and visit during working hours and provided it has notified **the Investor** in writing of its intention to exercise this right and provided its does not impede the smooth running of the commercial and industrial operations of the Company and the Project Activities.

8.2. : The State and its representatives shall not communicate to third parties the information gathered during such visits without the prior written consent of **the Investor,** except for information which is in the public domain.

ARTICLE 9 : ACCESS TO COMMERCIAL PRODUCTION

9.1. : The State shall have the right to submit to **the Investor** a request seeking to sign with **the Investor** a Long Term Purchase Agreement. **The Investor** shall examine this request and the Parties shall have a period of one (1) month in which to attempt to

conclude such an agreement (i) on conditions (in particular financial terms) which are at least as advantageous as those which **the Investor** may obtain from a third party, for the same quantity and for supply agreements of even duration; and (ii) taking into account the financing imperatives of the Project. If such conditions may not be obtained in the course of negotiation with **the State, the Investor** shall be under no obligation to sell part of its production of alumina to **the State.**

9.2. : The Parties agree in addition that in the event that a smelter is built by **the State** on the Sangaredi site during the term of this Agreement, **the Investor** shall be amenable to work out the extent to which it may enter into a Long Term Purchase Agreement on the best conditions available on the international market at that date and provided that the alumina produced by **the Investor** is available.

ARTICLE 10 : COMMERCIALISATION

The Investor shall have the right to export from Guinea without any restriction, its production of alumina throughout the entire duration of this Agreement.

ARTICLE 11 : INFRASTRUCTURE

11.1. : The State hereby guarantees to **the Investor** a right of access and use of the Existing Infrastructure (including the Channel) throughout the term of this Agreement.

The practical and logistic terms relating to the use of the Existing Infrastructure (including the Channel) – which are all necessary to the implementation of the Project - shall be specified in the Infrastructure Agreement. The Infrastructure Agreement shall also be an integral part of this Agreement.

From the date of signature of this Agreement, **the State** guarantees to **the Investor** that it shall have the right to access and use of the Channel in such a manner as to be able to carry out and build the Port Installations, the Industrial Installations and Equipment, the Port Activities and the Project Activities. For this purpose, **the State** shall take the necessary measures with ANAIM, the Kamsar port Authorities, CBG and any third party concerned in order that **the Investor** fully enjoys this right of access and use in the most efficient manner and without any adverse effect on the Project Activities and Port Activities or on the obtaining of the financing necessary for the implementation of the Project and the Port Activities by **the Investor.**



11.2. : The Infrastructure put in place by **the Investor**, which is not included in the Infrastructure Agreement, shall be the property of **the Investor** in accordance with the provisions of this Agreement.

11.3. : (i) During the validity of this Agreement, if the implementation of the Project requires that additional infrastructure other than that provided in this Article be put into place, then **the State** shall grant to **the Investor** all rights, guarantees and land required and shall enter into any necessary agreements to that effect with any third parties. **The Investor** shall, in compliance with the Current Legislation build at its own cost such infrastructure and shall become the owner of the equipment relating to this Infrastructure or to the Existing Infrastructure.

(ii) In relation to any additional Infrastructure for connecting to the principal railway line under CBG concession, the provisions of Article 11.3 (i) above shall apply, it being always specified that the ownership of the said **Infrastructure** upon the expiry of this Agreement shall revert to **the State**, provided that no residual value shall have to be paid if the Agreement comes to an end at the end of the Contractual Period set out in Article 34.2.1 hereafter.

11.4. : The State guarantees to **the Investor**:

(i) that the rights and obligations of CBG, ANAIM, **the State** and **the Investor**, relating to the use, functioning, maintenance and development of the Existing Infrastructure and the Channel shall be exclusively those set out in this Agreement and in the Infrastructure Agreement. **The State** shall take the necessary measures to ensure that the financial and logistical terms and conditions and other undertakings relating to the use by **the Investor** of the Existing Infrastructure shall be worked out in good faith by CBG and ANAIM in order to ensure that the needs and demands of the Project are dealt with in an efficient manner and are reflected in the Infrastructure Agreement.

In any event, **the State** guarantees that from the date of signature of this Agreement and pending signature of the Infrastructure Agreement, **the Investor** shall have a right of access to and use of the Existing Infrastructure in such a manner as to be able to carry out and use the Port Installations, the Industrial Installations and Equipment, the Port Activities and the Project Activities. For this purpose, **the State** shall take the necessary measures with ANAIM, the Kamsar port Authorities, CBG and any third party concerned in order that **the Investor** may fully enjoy this right of access and use in the most efficient manner and without having an adverse effect on the implementation of the Project Activities and Port Activities;

(ii) the performance by CBG and ANAIM of their obligations under the terms of the Infrastructure Agreement;

(iii) other than as expressly stipulated in the agreement entered into on 13 July 1996 between ANAIM and CBG relative to the use by CBG of certain Existing Infrastructure, and as clearly defined in the Infrastructure Agreement, **the State** has not granted any right of access whatsoever relative to the Existing Infrastructure to any third party whatsoever.

If a third party makes a request to **the State** to have a right of access to the Existing Infrastructure, **the State** shall submit this request in writing, without delay, to **the Investor,** to CBG and to ANAIM and shall only have the right to grant such a right of access with their prior written and unanimous consent.

ARTICLE 12 : PORT INSTALLATIONS AND INDUSTRIAL INSTALLATIONS AND EQUIPMENT

12.1. : The State hereby grants to **the Investor** the right to design, develop and exploit for the purposes of the Project:

(i) On the Port Area: the Port Installations and the expansion of the Channel as it exists and the turning basin at the new quay with provisions for an expanded beacon system.

(ii) On the Industrial Zone: the Industrial Installations and Equipment which shall include in particular:

- a deep water port for alumina in proximity to the existing port, with the capacity to harbour ships of over 50,000 metric tons;

- storage facilities with the following capacities:

. alumina	up to 400,000 T;
. caustic soda	up to 150,000 T;
. fuel oil	up to 120,000 T;
. diesel	up to 60,000 T;
. coke	up to 100,000 T;
. coal	up to 120,000 T;
. limestone	up to 80,000 T;
. other products	up to 60,000 T.

- a parking area for 2,500 containers and vehicles.

12.2. : The State hereby grants **the Investor**, without restriction, an exclusive concession over the Industrial Zone and the Port Area, conferring upon **the Investor** the exclusive right to develop, design, construct, finance, own, operate and maintain the Port Installations and the Industrial Installations and Equipment on the Industrial Zone and on the Port Area and to carry out the Port Activities (as defined in the present Article 12.2), including, without limitation, the exclusive right to use, without restriction, the lands, waterways and seaways for the purposes of the Port Installations and Industrial Installations and Equipment, the right to: (i) use, clear, transform and improve the Port Area and the Industrial Zone and any vegetation, trees, facilities, structures, improvements or obstructions located on or under the Port Area and the Industrial Zone or the Channel; (ii) secure the Port Area and the Industrial Zone by installing fencing or other suitable materials on the Port Area and the Industrial Zone; (iii) restrict the access of persons to the Port Area and the Industrial Zone; (iv) utilize the goods and resources (whether movable or immovable) that are located on, may be built upon or that are part of the Port Area and the Industrial Zone; (v) dredge material from the seabed so as to form a safe berth for vessels using the Port Installations and Industrial Installations and Equipment and to deposit the dredged material on land or in any other place clear of any navigable channel; (vi) dredge sand or suitable fill material from the seabed and to deposit on land on the Port Area and the Industrial Zone so as to raise the surface of the land and to consolidate it so as to be more suitable for the construction works relating to the Port Installations, the Channel and the Industrial Installations and Equipment; (vii) freely transport and/or import (by rail, road, air or sea) all materials, goods, equipment, services or people, and store, load and unload the same in places and in premises related to the Port Area and the Industrial Zone and (viii) carry out all activities necessary for the development, design, construction, financing, ownership, operation and maintenance of the Port Installations and the Industrial Installations and Equipment or of the Channel;

(hereinafter collectively referred to as the "Port Activities").

12.3. : The State represents and warrants that it has not granted, and will not grant during the term of this Agreement, to any third party whatsoever a right of access or use, of any nature whatsoever, with respect to the Port Area or Industrial Zone, or rights that may adversely affect the rights granted by **the State** hereunder (including the right of access and use of the Channel for the purposes of the Project).

12.4. : The State hereby acknowledges that the rights granted to **the Investor** in this Article 12 include the right for **the Investor** to fully control and operate and to use without any restriction or exception the various elements which comprise the Port Area and the Industrial Zone.

12.5. : <u>Ownership of Industrial Installations and Equipment:</u>

The State acknowledges and accepts that, throughout the term of this Agreement, **the Investor** shall have all the rights of ownership and in particular the exclusive rights for developing, transforming, constructing, using, exploiting and improving the Industrial Installations and Equipment howsoever for the purposes of the Project without any restriction whatsoever.

12.6. : <u>Specific provisions relating to the Port Installations:</u>

12.6.1. : The State shall have, for the entire term of this Agreement, the full and whole ownership of the Port Installations which will be (i) financed and constructed by **the Investor**; and (ii) granted by **the State** to **the Investor** automatically and on an exclusive basis for the entire term of this Agreement in accordance with the provisions of Article 12.2 above. The Parties shall specify the terms and conditions set out in Article 12.6 in a port agreement to be agreed upon, which will automatically become Exhibit 7 hereto (the "Port Agreement").

12.6.2. : The State acknowledges that significant financing will be required and sought by **the Investor** from Lenders for the purposes of the Port Activities on the basis of the guarantees given by **the State** to **the Investor** under this Agreement, in order for **the Investor** to build the Port Installations.

As a result, the Parties agree that no usage royalty shall be due to **the State** by **the Investor** in consideration for the rights granted to **the Investor** by **the State** over the Port Installations as set out in Article 12.2 above, for a term of twenty five (25) years from the start of alumina exportation by **the Investor**, all without prejudice to the guarantees given to **the Investor** in Chapter V hereof.

(i) At the end of the abovementioned period of twenty five (25) years, **the Investor** shall pay to **the State**, for a new term of twenty five (25) years, an annual royalty equal to two per cent (2%) of the construction costs of the Port Installations (the "Port Royalty") in consideration for the Port Installations being made available and for the exclusive right of use thereof.

(ii) At the end of the period of twenty five (25) years set out in Article 12.6.2 (i) above, the amount of the port royalty, shall be increased to five per cent (5%) per year of the costs of construction of the Port Installations for the remainder of the term of the Agreement (the "Additional Port Royalty").

12.6.3. : The Parties agree that upon the amount of the port royalty for the two periods of twenty five years set out in Article 12.6.3(i) and (ii) above, **the Investor** shall withhold ten per cent (10%) which shall be kept in an escrow account to be opened at an investment grade bank; this sum being intended to guarantee the costs of maintenance and upkeep of the Port Installations throughout the entire term of this Agreement.

These sums may only be used for the purposes of maintenance and upkeep of the Port Installations by **the Investor**; their effective use shall be made by consultation by **the Investor** with ANAIM.

ARTICLE 13 : PARTICIPATION OF THE STATE

13.1. : **The State** shall have the right to make an offer to GLOBAL to acquire, directly or indirectly, in the six (6) months following the Effective Date of this Agreement, a shareholding in GLOBAL on market terms, it being specified that this will not affect the raising of financing by **the Investor** for the purposes of the Project. This shareholding shall not affect in any way the management and administration of **the Investor** or of any other management entity put in place for the purposes of the Project.

13.2. : This shareholding shall not in any way grant **the State** a power of direct or indirect control over GLOBAL or **the Investor** and shall be fully paid in US Dollars and shall not imply any restriction or impact on the rights and guarantees granted by **the State** to **the Investor** in this Agreement.

ARTICLE 14 : FREIGHT AND MARITIME TRANSPORT

To the extent that **the Investor** will have responsibility for transport, **the Investor** undertakes to have up to fifty per cent (50%) of the exported alumina taken by vessels designated by **the State** sailing under the Guinean or assimilated flag, provided that the vessels possess a valid maintenance certificate issued by LLOYDS, and that the conditions of their tenders are equally or more competitive than those which **the Investor** would obtain on the freight market for identical terms including as to technical loading and unloading obligations for the deemed period of the freight and in respect of the shipping conditions involved and taking account of all other parameters which would be taken into account to analyse the competitiveness of an offer.



ARTICLE 15 : PURCHASE, SUPPLIES AND SERVICES

15.1. : The Investor and its Direct Sub-Contractors will whenever possible use services and raw materials from Guinean sources and products manufactured in Guinea insofar as these services and products are available on equally competitive terms as to price, quality, warranties and delivery time as on the international market.

15.2. : The use by **the Investor** of a Guinean Company in accordance with the terms of the preceding paragraph shall not imply any future obligation, in the event that the said company is not able to satisfy **the Investor** or in the event that the conditions which it proposes are not competitive or if it has not been able to respect all of the conditions stipulated in Article 15.1 above.

CHAPTER III: UNDERTAKINGS OF THE INVESTOR

ARTICLE 16 : FINANCING OF THE PROJECT

16.1. : The Investor undertakes to identify and use its best efforts to negotiate the agreements relating to the obtaining of the financing necessary for the implementation of the Project by **the Investor** and to use its best efforts to have these signed within a period of eighteen (18) months from the Effective Date, provided that:

- all of the necessary Authorisations have been irrevocably provided to **the Investor**;
- all of the rights have been made available to **the Investor**, in accordance with the terms hereof so that the Project can be implemented; and
- the necessary land has been transferred to **the Investor**, in accordance with the provisions of this Agreement.

The Investor envisages that the financing shall be obtained according to a plan which shall be communicated by **the Investor** to **the State**.

The Investor undertakes to inform **the State** of any delay and difficulty in the negotiation of the financing and shall indicate to **the State** the reasons for such delay and to what extent these obstacles may be overcome. If these obstacles cannot be overcome, the



Parties shall meet in order to agree on the future of the Project and so that each Party may draw the consequences of this situation.

16.2. : Without prejudice to the demands of the Lenders which shall be reflected in the agreements relating to the financing of the Project, the financing of the Project as envisaged at the date hereof, will be of the order of 30% by equity financing and 70% by external financing.

16.3. : **The State** agrees to participate actively in this process and to respond favourably to any request which may be made of it in this regard by **the Investor** or the Lenders.

ARTICLE 17 : EMPLOYMENT OF STAFF

17.1. : <u>Guinean Personnel</u>

17.1.1. : During the term of this Agreement, **the Investor** and its Direct Sub-Contractors shall:

- employ as a matter of priority Guinean nationals and/or residents to meet their needs for unskilled labour, in remuneration terms generally conforming to common practices in Guinea;
- put in place a training and promotion program for the Guinean personnel to allow them to acquire the experience necessary to fill management positions (*cadre* and *cadre supérieur*); and
- provide sanitary coverage and living quarters for personnel which comply with the Current Legislation and common practices in Guinea.

17.1.2. : **The Investor** and its Direct Sub-Contractors shall have the right to terminate the employment of any employees hired under Article 17.1.1 above, subject to complying with the relevant provisions of the laws of the Republic of Guinea.

17.2. : <u>Expatriate Personnel</u>

17.2.1. : **The Investor**, its Affiliated Companies and Direct Sub-Contractors may freely employ for the purposes of their activities with respect to the Project Installations personnel who in the opinion of **the Investor** are necessary to the efficient conduct of the Project Activities and to their success. The Authorisations required for such expatriate personnel will be issued by the competent services on the following terms:



17.2.2. : A work permit will be issued in individual name to each member of the expatriate personnel on the request of **the Investor**. The permit will be issued within a maximum of fifteen (15) Business Days from the date of deposit of the complete file with the competent services and in any case within the necessary time frame for conducting the Project Activities, except in exceptional cases where, for objective and manifest reasons of public security, it is not appropriate to issue such a permit.

The work permit will be issued for a renewable period of three (3) years if the contract of employment is of unspecified duration, and for the duration of the contract if its duration is fixed. Renewal of the work permit will be effected following the same procedures as those set out in the preceding paragraph.

17.2.3. : The expatriate employees and their families (spouses and dependants) must also hold a residence visa in order to be able to reside in Guinea. The visa will be issued in individual name on the request of the person concerned or of **the Investor** or Direct Sub-Contractor, as the case may be. The visa will be issued within fifteen (15) Business Days from the date of deposit of the complete file with the competent services, except in exceptional cases where, for objective and manifest reasons of public security, it is not appropriate to issue such a permit. Renewal of the visa will be effected following the same procedures as those set out in the foregoing paragraphs of this Article.

An entry and multiple and long-duration exit visa will be given to expatriate employees on the request of **the Investor** or Direct Sub-Contractor, as the case may be.

17.2.4. : **The State** undertakes that, during the term of this Agreement, it will not pass or enact any measures vis-à-vis **the Investor**, its Affiliated Companies or Direct Sub-Contractors which lead to a restriction of the terms under which the Current Legislation allows :

- the entry, residence and exit of any members of personnel of **the Investor**, its Affiliated Companies or Direct Sub-Contractors, their families, and their personal effects; and
- the employment and dismissal by **the Investor** or by its Affiliated Companies or Direct Sub-Contractors of expatriate personnel of their choice, irrespective of the nationality of such expatriate personnel.

ARTICLE 18 : INSURANCE

18.1. : **The Investor** shall assume the direct consequences of the civil liability which it could incur by reason of any loss or damage of whatever nature, caused to a third party or to its staff in the course of conducting the activities of the Project and caused by its

staff or the equipment or goods of which it is owner or which are placed under its responsibility.

To this end, **the Investor** shall purchase the necessary insurance policies against such risks with insurance companies of its choice, offering guarantees of coverage and indemnification which **the Investor** shall judge to be the most adequate.

18.2. : Where there is no difference in terms of guarantees, premiums, prices and of settlement of claims in any other currencies where such claims bear the right to an indemnification in other currencies, **the Investor** shall opt for the purchase of insurance from Guinean insurance companies, provided that such insurance policies may be re-insured with investment grade international companies operating in the re-insurance sector.

ARTICLE 19 : INDEMNIFICATION

19.1. : Any Party who causes damage to another Party in the context of this Agreement and/or the Infrastructure Agreement shall indemnify the non-breaching Party in respect of the damage caused by the breaching Party (even if the damage suffered results from a breach of the provisions of this Agreement and does not give rise to termination of this Agreement and/or the Infrastructure Agreement).

19.2. : The indemnification by the Party in breach must cover all of the damage suffered (the "Indemnification"). The term "Damage" covers all direct and indirect damage, tangible and intangible, including in particular the replacement value of the Assets lost by **the Investor** (if **the State** is the Party in breach) all of the costs, actual or future operating losses and profits until the expiry of this Agreement, expenses, interest, legal expenses, expert fees and other disbursements incurred by the Party suffering the damage.

19.3. : The amount of Indemnification shall be settled within sixty (60) days from the date of occurrence of the first damage resulting from the breach of this Agreement. The Indemnification shall be calculated during this period.

This amount shall include interest running from the date of the Damage until the actual date of payment of the indemnity. This interest shall be calculated ten per cent (10%) per annum compounded monthly.

19.4. : The Indemnification shall be paid only in US Dollars.

19.5. : It is specified that if it becomes impossible for **the Investor** to carry out the Project and/or the Port Installations and/or the Industrial Installations and Equipment and/or operate the Refinery and/or access and use the Channel, for reasons attributable to **the State**, this will be deemed to be a breach by **the State** of this Agreement and/or the Infrastructure Agreement and as an expropriation by **the State** of the Assets, giving an entitlement to Indemnification provided the terms of Article 34.3.1 hereinafter are complied with, in accordance with the terms hereof.

In the event that no agreement is reached between the Parties within sixty (60) Business Days from the date of receipt by **the State** of the notice by **the Investor** invoking the impossibility on the part of the Investor to implement the Project and/or the Port Installations and/or the Industrial Installations and Equipment and/or to operate the Refinery and/or to access and use the Channel, for reasons attributable to the State, the Indemnification shall be determined by an international expert appointed by the mutual agreement of the Parties, or, in the event of disagreement, by the general secretariat of ICSID upon the request of the most diligent Party (the "Expert"). The Expert appointed shall determine the consideration owed by **the State** upon the hypothesis that the Agreement shall continue on the same terms until the expiration of (i) the Contractual Period set out in Article 34.2.1 above; or (ii) for a further period of fifty (50) years (whichever is the longer).

ARTICLE 20 : PROTECTION OF THE ENVIRONMENT AND CULTURAL HERITAGE

20.1. : The Investor agrees to:

(i) conduct all Project Activities regarding the environment in compliance with the Authorisations and Current Legislation and applicable World Bank Guidelines and will give **the State** a right of access to the Concession Area in accordance with the provisions of Article 8 above;

(ii) perform, or have performed, investigations into the impact of the Project on the natural and human environment and the environment generally. The report on these investigations will include recommendations as to. measures necessary to ease the negative impacts of the Project on the affected environments as well as a program of repair of the lands making up the exploited territories or compensatory measures and a plan of environmental surveillance. **The Investor** shall be responsible for implementing this program of repair and compensatory measures;

(iii) develop the red-mud stock basins in accordance with the World Bank Guidelines applicable in this regard; and

(iv) if it becomes aware of elements of national cultural heritage, moveable or immoveable, in the course of its exploration activities, then **the Investor** will not move such objects and will promptly inform the administrative authorities.

20.2. : The State guarantees to **the Investor** that:

(i) it is unaware of any fact likely to undermine the implementation of the Project or the Project Activities or the effective completion of the Project;

(ii) if **the Investor** is not in a position to carry out the resettlement of populations affected by the Project in compliance with all applicable World Bank Guidelines, then **the State** shall carry out such resettlement in compliance with all applicable World Bank Guidelines upon the request of **the Investor.**

CHAPTER IV: GUARANTEES GIVEN BY THE STATE

ARTICLE 21 : CO-OPERATION OF ADMINISTRATIVE AUTHORITIES

21.1. : The State, particularly through ANAIM, undertakes to facilitate all steps and procedures by all appropriate measures in accordance with the Current Legislation and undertakes to provide all reasonable assistance necessary for the implementation of the Project, and in particular:

- all of the works of construction, development, exploitation, or enhancement of bauxite resources for the production of alumina that **the Investor** may carry out in the context of the present Agreement, and also;

- for (i) the development, design, construction, financing, ownership, exploitation and maintenance of the Port Installations, the Industrial Installations and Equipment and the access to the Channel by virtue of this Agreement; (ii) the performance of its obligations as set out hereunder, including, without any limitation, by transferring to **the Investor** free of charge (without prejudice to Article 26.5) and in accordance with the



legislation applicable, all land, in addition to the Port Area and the Industrial Zone, reasonably required by **the Investor** for the design, development, financing, construction, ownership, operation, maintenance and upkeep of the Port Installations, the Industrial Installations and Equipment and the use of the Channel and the principal railway line; and (iii) the import and export, as the case may be, from the Port Installations and Industrial Installations and Equipment, the use of the Channel and the principal railway line, without any restriction whatsoever, of all products, raw materials, goods or equipment required for the Project Activities including all or part of the production of the Refinery.

21.2. : The State will, without delay, designate to **the Investor** the competent services in each area concerned in order to facilitate all of the administrative steps set out in Article 21.1 above and shall ensure that the said services provide **the Investor** with all necessary assistance and issue any permits set out in the Current Legislation.

21.3. : The Investor shall have the right to make, with the co-operation of the Authorities, any filings and registrations which may be necessary in order to better protect the rights granted to **the Investor** by **the State** hereunder.

ARTICLE 22 : LEGISLATION STABILIZATION

22.1. : The State guarantees to **the Investor** the maintenance of the economic and financial benefits and the fiscal and customs conditions, set out in this Agreement for the whole of the duration of the Project.



ARTICLE 23 : GUARANTEES OF PROTECTION OF THE ASSETS AND NON-EXPROPRIATION

23.1. : The Investor has the exclusive right and full liberty to own, operate, maintain, use, enjoy and dispose of all or any of the Assets, in full ownership and to organise its business in its best interests.

23.2. : The State will not expropriate or nationalize all or part of the Assets, whether by direct action, or through implementation of regulations, legislation, rulings or court decisions or through the execution of agreements with any third party whatsoever, the effect of which, either individually, or in the aggregate, is the expropriation or nationalization of all or part of the Assets, or the interference with the full and exclusive enjoyment by **the Investor** of the benefits contemplated with regard to the Project, the Project Activities or the Port Activities.

ARTICLE 24 : FINANCIAL AND ECONOMIC GUARANTEES

24.1. : Subject to the provisions of this Agreement, **the State**, during the period of validity of the Agreement, undertakes not to instigate or enact, with regard to **the Investor**, any measure implying a restriction of the conditions in which the provisions of this Agreement permit:

- the employment of expatriate personnel and their free movement in Guinean territory;
- the free choice of manufacturers and Direct Sub-Contractors;
- the free movement in Guinean territory of equipment and goods, as well as all substances and products arising from research, exploitation and transformation activities;
- the free importation of foodstuffs, spares, materials, consumables and other goods necessary for the Project and the Project Activities;
- the importation of satellite antenna equipment in compliance with the regulations in force.

24.2. : The State undertakes to supply all permits and Authorisations necessary for the exercise of the rights guaranteed by this Agreement within the time periods set out hereunder.



ARTICLE 25 : GUARANTEES RELATING TO BANK TRANSACTIONS

The State guarantees to **the Investor** that:

25.1. : The Investor, the Company, the Affiliated Companies and Direct Sub-Contractors are authorised to open and maintain currency accounts in foreign countries with foreign commercial banks of international reputation. **The Investor,** the Company, the Affiliated Companies and Direct Sub-Contractors will not be required to repatriate to Guinea amounts held in these currency accounts except amounts necessary for the expenses of whatever nature incurred by **the Investor,** the Company, the Affiliated Companies and Direct Sub-Contractors in Guinean Francs in Guinea in the context of the Project, it being specified that all the financial operations and movements corresponding to the activities of **the Investor** must be reflected in the national accounting of Guinea.

The Investor, the Company, the Affiliated Companies and Direct Sub-Contractors will be authorised to hold accounts in Euros or in US Dollars or other currencies (including, without limitation, Yen).

25.2. : The Investor, the Company, the Affiliated Companies and Direct Sub-Contractors are guaranteed by the State the free transfer abroad without restriction or cost (except for normal bank charges) of funds, dividends and returns on invested capital as well as the proceeds of the liquidation or realisation of their resources or the Assets.

25.3. : Foreign personnel who are resident in Guinea and employed by **the Investor** or any Guinean law company involved in the Project are guaranteed by the State the free conversion and transfer abroad, without restriction or cost (except for normal bank charges), of all or part of their wages or other element of remuneration due to them.

25.4. : The Investor undertakes to respect the money exchange regulations in force on the date of this Agreement provided these regulations are compatible with the rights granted to **the Investor** in terms of this Agreement.

ARTICLE 26 : ADMINISTRATIVE, LAND AND MINING GUARANTEES

26.1. : On the basis of the results of the environmental impact study (section relocation of population), **the State,** with the financing of **the Investor,** shall proceed to the relocation of the population whose presence on the land shall be an impediment to the research, construction, operation and/or transformation works.



The Investor shall pay a fair and equitable indemnification to the inhabitants in question as provided by the Current Legislation.

The State guarantees to **the Investor** the free and legal use of the means required to carry out all the activities relating to this Agreement and the Project.

26.2. : The State guarantees to **the Investor** that all the Authorizations required under Current Legislation as well as those prescribed by the Land Code, the Environmental Code, the Labour and Social Security Codes, the Mining Code and the Code for Economic Activities and their exhibits, shall be promptly obtained and upon acceptable conditions for **the Investor** for the purposes of the implementation of the Project.

26.3. : By this Agreement, **the State** grants to **the Investor** an exclusive and unrestricted concession over the Concession Area conferring upon **the Investor** the exclusive right to implement the Project and to carry out the Project Activities in the Concession Area and in particular, the right, without limitation, to:

- carry out all activities involved in the exploration for and exploitation of the bauxite resources throughout the Mining Concession, including the transformation of such bauxite resources, the commercialisation of the product derived therefrom, the storage, transport and loading and unloading of raw materials, semi-processed and finished products by any means and the installation of facilities for the preparation, concentration and treatment of such bauxite resources;

- design, develop, construct, own, operate and maintain, with full property rights conceded by this Agreement, the Refinery, and, as the case may be, any Expansion;

- access and use the Infrastructure and any other infrastructure, including the Channel, roads, railroads, communication infrastructures, pipelines, transmission lines and related facilities and port and airport installations (whether located within or outside the Concession Area) in existence or to be built as deemed necessary by **the Investor** for the implementation of the Project;

- design, develop, construct, own, operate and maintain, with full property rights conceded by this Agreement, the sites and/or infrastructure necessary for the autonomous production of energy, including electrical power stations and transmission lines and related facilities;

- sell excess electrical capacity to any operator approved by **the State**;

- design, develop, construct, own, operate and maintain, with full property rights, transportation systems to transport products across the Concession Area, including roads, railways, canals, pipelines, landing strips for private aircraft and helicopters, cabling and conveyors;

- dredge material from the seabed so as to form a navigable channel for vessels and to deposit the dredged material on land or in another suitable place clear of the Channel according to the terms hereof and without prejudice to the guarantees and undertakings of **the State** in terms of this Agreement;

- access to land outside the Concession Area and abutting the Infrastructure for the purpose of obtaining access to leased equipment and/or materials and water;

- use, clear, transform and grade the ground in the Concession Area and any vegetation, trees, waterways, facilities, structures, improvements or obstructions located on or under the Concession Area, including the use and the development, construction and exploitation of dams, water reservoirs, aquifers and water resources;

- acquire and utilize all raw materials and utilize the goods and resources (whether movable or immovable) that are located on, may be built upon or that are part of the Concession Area, including wood and water resources, fill for the site of the Refinery and dams, ballast for railroads and mined sand;

- carry out all activities related to the use of water, energy, raw materials, expulsion of gas, discharge and storage of liquid and solid waste (including wastewater, red mud and ash) and the formation and storage of red mud;

- secure the Concession Area by installing fencing or other suitable materials on the Concession Area;

- restrict the access of persons to the Concession Area and related housing and social installations to the extent that such installations are outside of the Concession Area;

- freely transport and/or import (by rail, sea, road, air or otherwise) all materials, goods, equipment, services or people, and store, load and unload the same in places and in premises related to the Project; and

- carry out the Port Activities and all activities necessary for the development, design, construction, financing, ownership, operation and maintenance of the



Project Installations, together with the Port Installations, the Industrial Installations and Equipment and the Channel.

(hereafter referred to as the "Project Activities").

26.4. : The State guarantees to **the Investor**:

(i) that the rights guaranteed to **the Investor** in terms of this Agreement have been conceded, guaranteed and acknowledged in accordance with the Current Legislation, that **the State** shall ensure the carrying out of all acts necessary for (a) the unrestricted implementation of this Agreement; and (b) the free enjoyment of the rights guaranteed hereunder, and by the Infrastructure Agreement and that all Authorisations required to this effect have been delivered to **the Investor** and that all formalities and procedures required by the Current Legislation have been effected;

(ii) the maintenance of the validity and effect of the Authorisations granted or to be granted by the port Authorities and/or any person, entity or Authority necessary to the development, the access to and exploitation of the ground, the water courses, the Channel the sea and infrastructure of whatever nature (including the Infrastructure) necessary for the implementation of the Project. The Authorisations shall be granted in accordance with the relevant Guinean legislation and must include, without limitation; approval of the environmental impact assessment, waste-water discharge permits, water rights permits, dredge and fill permits, quarry permits, tree-cutting permits, air quality permits, local electrical, mechanical and building permits and zoning or other local approvals. As soon as possible from the date of the request by **the Investor**, **the State** undertakes to grant the above environmental Authorisations. The Authorisations shall be deemed to be granted in the absence of an express response by **the State** within a period of one (1) month from the date of the request by **the Investor.**

26.5. : The State declares and guarantees that the land and the subsoil included within the Concession Area and the Mining Concession and the rights relating thereto, conceded and agreed to in terms of this Agreement, have been conceded and guaranteed in accordance with the Current Legislation and that the Concession Area and the said rights shall remain valid and in force in an exclusive manner, throughout the duration of this Agreement, without any restriction whatsoever which could be liable to affect the perfect use by **the Investor** of its rights to implement the Project and the carrying out of the Project Activities and the Port Activities.

The State declares and guarantees that any land necessary for the Project and the Project Activities shall be reserved by the Authorities for **the Investor** in such a manner





that the necessary Infrastructure may be constructed and used at the desired time and may be used (along with the land) by **the Investor** in an exclusive manner or if not in an exclusive manner, with priority, on condition that the sharing does not affect in a negative way the efficient pursuit of the Project and for a term expiring on the same date as this Agreement.

To the extent that the land necessary for the Project Activities is private land, **the State** shall negotiate, in accordance with the applicable legislation, the purchase of such land at a fair market price and if the negotiations are fruitless, **the State** shall use its prerogatives of public power to acquire such land; **the State** shall thereafter transfer this land to **the Investor**, within a period of time allowing the progression, within the established time periods, of the Project Activities, in conditions allowing **the Investor** to benefit and enjoy without restriction all rights attached to the status of full ownership. Any expropriation procedure affecting a third party shall be put in place by **the State** without delay, in accordance with the valuation provisions of the Habitation Code in force on the date of this Agreement.

26.6. : **The State** hereby represents and warrants to **the Investor** that it has taken all required action and instructions with the Authorities involved in any manner with the Port Area and the Port Activities, including the transportation, the port and customs Authorities so that the rights granted to **the Investor** hereunder are fully and constantly respected, throughout the term of this Agreement, particularly as regards the land, Channel, the principal railway line and the waterways and seaways relating to the Industrial Installations and Equipment and the Port Installations.

CHAPTER V:
FISCAL AND CUSTOMS REGIME

ARTICLE 27 : GENERAL PROVISIONS

27.1. : Given the specific features of the Project which require investments on an exceptional scale, and in particular in large-scale infrastructure, which will enhance the national economy, the Articles of this Chapter V together with the Accounting and Tax Exhibit define the preferential Fiscal and Customs Regime from which the Project and the Project Activities benefit. This regime will apply from the date of execution of this Agreement until the expiry of the term of this Agreement as provided in Article 34.2.1.

27.2. : With the exception of the Taxes expressly mentioned in this Agreement and which will be applicable according to the terms set out in this Agreement and its Exhibits,





the Investor and its Direct Sub-Contractors will not be subject to any Tax in Guinea throughout the term of this Agreement.

ARTICLE 28 : FISCAL REGIME APPLICABLE TO THE PHASES OF THE CONSTRUCTION WORKS

From the date of signature hereof to the Date of Commercial Production Start-up, **the Investor** and its Direct Sub-Contractors will be exempt from any Tax (including VAT) for all works undertaken during this period, whatever their date of effective payment, except for those set out exhaustively hereafter:

28.1.1: In relation to the Company, the employer's social security contributions;

28.1.2. : Withholding tax:

- workers who are Guinean nationals are subject to a withholding tax on the salaries paid by the Company to **the State** in accordance with Current Legislation;

- a withholding in full settlement of all taxes is made on the basis of salaries paid by the Company to its expatriate personnel who reside more than 183 days in Guinea in any twelve (12) month period at a rate of 10% of the salaries paid in and outside Guinea.

The above withholdings are for the account of the employees and are paid by the Company to **the State.**

28.2. : **Local Development Tax**

28.2.1: From the Date of Commercial Production Start-Up and until the end of the tax exemption period of fifteen (15) years set out in Article 29 paragraph 1 hereafter, the Company shall be subject to a local development tax of five hundred thousand (500,000) USD per year.

28.2.2: From the first fiscal year following the end of the tax exemption period of fifteen (15) years set out in Article 29 paragraph 1 hereafter, the Company shall be subject to a local development tax of one million (1,000,000) USD per year.

28.2.3: The conditions of use of this local development tax shall be defined by mutual agreement between the Parties hereto, and the beneficiary local authorities.

This tax is deductible for the calculation of taxable profit.

28.3. : Mining royalty on alumina

From the first fiscal year following the Date of Commercial Production Start-Up, the Company shall be subject to a mining royalty on the bauxite transformed into alumina at the moment of its exit from inventory, equal to five per cent (5%) calculated on the FOB value of the CBG bauxite on the date hereof, it being specified that this royalty shall not, in any case be less than USD$1 per metric ton nor greater than USD$1.50 per metric ton. **The State** shall ensure that CBG communicates to the Investor, within a reasonable period, the composition of the FOB value of CBG bauxite, as well as documentary proof in the event this value is changed.

This royalty is deductible for the calculation of corporate income tax.

The payment conditions of this mining royalty shall be defined by mutual agreement between the Parties.

ARTICLE 29 : FISCAL REGIME APPLICABLE TO THE OPERATIONAL PHASE

Taking into account the Implementation Studies, the Company, its suppliers and Direct Sub-Contractors, shall be exempt from any Tax for a period of fifteen (15) years from the the Date of Commercial Production Start-up, with the exception of the Taxes set out in Articles 28.1 to 28.3 above.

At the expiry of this period of fifteen (15) years, the Company, its suppliers and its Direct Sub-Contractors will be required to pay only the Taxes restrictively stated in this Article 29 and in terms hereof, the Taxes directly paid by **the Investor** and listed hereafter being considered to be deductible charges for the calculation of taxable profits, and the exemptions and adjustments herein provided being equally applicable as follows:

29.1. : Corporate income tax

The Company will pay corporate income tax at a rate of 35%.

29.1.1. : Amortisation regime

All goods corporeal or incorporeal registered to the Company, together with those goods put at its disposal in the context of any occupation of public property (including, by mutual agreement, the Port Installations, taking into account the specific provisions agreed between the Parties in terms of Article 12.6.1 hereof), give it the right to tax amortisations in accordance with the terms of the Accounting and Tax Exhibit and the

Guinean General Tax Code. The amount of the tax amortisations will be calculated according to the amortisation regime provided in the Accounting and Tax Exhibit and in Current Legislation.

29.1.2. : Deferment of deficits

Losses can be deferred over the five fiscal years following the last fiscal year of deficit from the date of expiry of the tax exemption set out in Article 29. The various deemed amortisations in the period of deficit, including the amortisations during the period of exemption, and in particular amortisations of the expenses of the original setting-up, can be accumulated and deferred over the fifteen (15) successive subsequent fiscal years up to the taxable income.

29.1.3. : Calculation of taxable income

Unless otherwise provided in this Agreement and in particular in the Accounting and Tax Exhibit, taxable income is determined in accordance with the Current Legislation.

29.1.4. : Deductions from taxable income

Among other items, the items set out in the Accounting and Tax Exhibit are deductible from taxable income, as well as the total amount of interest and other payments and expenses due from the Company by way of syndicated loans and advances including interest generated by the current accounts of shareholders.

29.1.5. : Reserve for the restoration of deposits:

- the Company, if it so wishes, may make a reserve of a maximum of ten per cent (10%) of taxable profit at the end of each fiscal year, which is deductible from the taxable profits;

- in relation to profitable fiscal years, such reserve can be employed in the five (5) years following its having been made, failing which it will be recovered in the financial results of the fiscal year. However, if, at the end of the fifth fiscal year, the financial results of the Company are in deficit, this reserve may be deferred again in order to be available for use in relation to a profitable fiscal year;

29.1.6. : <u>Investment credit</u>

The Company will benefit from an investment credit representing five per cent (5%) of all investment made in the course of the fiscal year. This allowance is deemed to be a deductible charge for the calculation of the taxable profit.

29.1.7. : In the event that the Company possesses an interest in one or more companies which have invested in new infrastructure not existing at the date of execution of this Agreement and which are necessary to the Project and directly or indirectly financed in whole or in part by the latter, the Company will be able, pro rata to its shareholding in this or these companies, to set their positive or negative results before tax against its own positive or negative results and vice versa.

29.2. : Withholding tax on income of foreign Direct Sub-Contractors and service-providers not based in Guinea.

A withholding tax in full settlement of any other tax on income is made upon the income of foreign Direct Sub-Contractors for any activity in Guinea taking place over more than a period of one hundred and eighty three (183) Business Days in any calendar year.

The rate of this withholding tax is fixed as follows:

- 10% as regards service-providers;
- 10% after deduction of all expenses committed in the context of the contract as regards all other Direct Sub-Contractors.

These withholding taxes are for the account of the service providers and Direct Sub-Contractors and will be paid to **the State** by the Company.

29.3. : The Company will be subject to a tax on income from securities at a rate of fifteen per cent (15%) of the distributed profits and percentages. All income subject to this Tax of fifteen per cent (15%) shall be excluded from the taxable profit which is subject to corporate income tax as set out in Article 29.1 hereof.

29.4. : Withholding tax on rental income at a rate of fifteen per cent (15%) of the rental income paid to natural persons who are owners of rented buildings. This withholding tax is on account of the lessor and is repaid by the Company for the account of the lessors.

29.5. :The Company shall be subject to the tourist vehicle tax according to the rates in force, with the exception of site vehicles and machines.





29.6. : A withholding tax at a rate of six per cent (6%) on the salaries paid within and outwith Guinea will be paid by the Company to **the State.**

29.7. : Value added tax :

The Company shall be exempt from value added tax on all importations necessary for the Project, with the exception of material and items exclusively intended for the personal use of employees of the Company.

The Company shall, once a year, compile a list of the material to be imported and shall ensure this material shall be exclusively used for the purposes of the Project. This list, after having been sent to the Centre for Mining Promotion and Development, shall be published by ministerial decision jointly made by the Minister of Finance and the Minister for Mines, within a maximum period of fifteen (15) days from the date on which the list is sent.

The Company shall also be exempt from value added tax on all purchases as well as all services necessary for the Project whatever the nationality and/or residence of the supplier or service-provider: this shall also apply to any foreign or Guinean Direct Sub-Contractors involved in the Project in Guinea, such exemption applying only to the purchases and services necessary for the implementation of the Project. The exemption certificates, approved by the Guinean tax or customs administration, shall be sent by the Company to the various service-providers, suppliers and Direct Sub-Contractors.

ARTICLE 30 : CUSTOMS REGIME APPLICABLE TO THE PHASE OF CONSTRUCTION WORK AND WORK ON ANY EXPANSION

30.1. : Customs relief

From the date of execution of this Agreement, **the Investor** and its service providers, suppliers and Direct Sub-Contractors will benefit, in relation to their activities connected with the Project, from an exemption from customs duties, taxes and royalties on importation and re-exportation of equipment, materials, heavy machinery, vehicles and machines with the exception of tourist vehicles or vehicles carrying foodstuffs. In the event of resale of goods and equipment having benefited from the exemption, the relevant Taxes will become payable. The component parts, lubricants and fuel (except petrol) necessary to such capital equipment are also exempt. In the event of the termination of the Project for whatever reason all goods, equipment and machines used in the Project may be exported from Guinea free of any Tax of any kind.



However, the goods mentioned above will be subject to payment to customs Authorities of a registration tax at a rate of 2% of the CIF value of the imported goods, the amount so imposed being capped at 20,000,000 Guinean francs per year.

30.2. : Temporary importation

The equipment, materials, machines, apparatus, utility and transportation vehicles, other heavy vehicles, and electrical generators imported by **the Investor**, its service-providers, suppliers and Direct Sub-Contractors and intended for construction works and work on any Expansion are placed within the temporary importation regime free of charge for the duration of the said works.

At the expiry of the works, the articles imported temporarily in this way can be re-exported free of any Tax.

The Company shall compile a list of equipment, materials, heavy machinery, machines and vehicles used for mining and industrial purposes (except tourist vehicles) together with the fuel (with the exception of petrol), lubricants, other petroleum products, coals and raw materials and consumables (not including foodstuffs) to be imported and shall ensure that these products are used exclusively for the Project. This list, after having been sent to the Centre for Mining Promotion and Development, shall be published by ministerial decision jointly made by the Minister of Finance and the Minister for Mines, within a maximum period of fifteen (15) Business Days. The list may be completed as and when necessary depending on the advancement of the Project; supplementary decisions shall be taken according to the same procedures.
The persons covered by this Article 30.2 are required to supply to the Centre for Mining Promotion and Development and to the customs Authorities in the first quarter of each year an inventory of the material so imported temporarily.

In the event of resale in Guinea of goods imported in this way by temporary importation by the importer, these goods will become liable to charge for taxes and duty to be paid in accordance with the provisions of the Mining Code.

ARTICLE 31 : CUSTOMS REGIME APPLICABLE TO THE OPERATIONAL AND TRANSFORMATION PHASE

From the Date of Commercial Production Start-up, the Company and the Direct Sub-Contractors will be required to pay the customs duties and levies in force at the date of

execution of this Agreement in relation to their activities connected to the Project, subject to the following:

31.1. : The equipment, materials, heavy machinery, machines and vehicles used for mining and industrial purposes (except tourist vehicles) together with the fuel (with the exception of petrol), lubricants, other petroleum products, coals and raw materials and consumables (not including foodstuffs) directly participating in the operations of extraction and transformation of the bauxite are exempt from any customs levies.

The Company shall, once a year, compile a list of equipment, materials, heavy machinery, machines and vehicles used for mining and industrial purposes (except tourist vehicles) together with the fuel (with the exception of petrol), lubricants, other petroleum products, coals and raw materials and consumables (not including foodstuffs) to be imported and shall ensure that these products are used exclusively for the Project. This list, after having been sent to the Centre for Mining Promotion and Development, shall be published by ministerial decision jointly made by the Minister of Finance and the Minister for Mines, within a maximum period of fifteen (15) days.

No customs levy is payable on equipment, materials, heavy machinery and machines directly participating in the operations of exploitation of the railway and port Infrastructure and transportation necessary to the Project.

The reliefs against registration tax of 0.5% will apply in the same terms as apply to the phase of construction works and any Expansion work as provided in Article 30.1 above.

31.2. : **Importation conditions of the petroleum products necessary for the implementation of the Project**

31.2.1. : The petroleum products (with the exception of petrol) necessary for the implementation of the Project may be imported by the Company and must comply with the specifications in force, it being understood that the Company is exempt from taxes, duties and royalties (VAT included) on the imported petroleum products. The Company shall, once a year, compile a list of petroleum products to be imported and shall ensure that such products are used exclusively for the purposes of the Project; this list, after having been sent to the Centre for Mining Promotion and Development, shall be published by ministerial decision jointly made by the Minister of Finance and the Minister for Mines, within a maximum period of fifteen (15) Business Days.

31.2.2. : The authorisation to import shall be given for a definite duration by the Minister for Trade after consultation with the Minister for Mines and with the Finance Minister. This authorisation is renewable as many times as is necessary for the purposes of the Project but may not be assigned or transferred.

31.2.3. : The entry of the petroleum products into Guinean territory must be made exclusively by sea and on the condition that the Company has installed the appropriate logistical infrastructure, approved by the administration and complying with the requirements for the specific petroleum products to be stocked.

During the period preceding the building of the logistic installations for the stocking of petroleum products, the Company will have the opportunity to purchase the petroleum products on the local market and in this regard shall be exempt from VAT and the customs duties in respect of the petroleum products so bought.

31.2.4. : The petroleum products imported by the Company shall be intended for its exclusive consumption. They may not be transferred by the Company to third parties.

31.2.5. : Subject to the provisions of Article 18.2 hereof, the Company must in addition take out insurance with an insurance company approved in Guinea in respect of the liability for any damage caused by the imported products on Guinean territory.

31.2.6. : Fuel, lubricants and other petroleum products not being used directly in the operations of transportation, extraction and enhancement of the ore shall be acquired according to the price structure applicable to the mining sector.

31.3. Importation conditions of the industrial explosives necessary for the implementation of the Project

31.3.1. : The Company shall have the right to import the industrial explosives for the purposes of implementing the Project, it being agreed that the Company is exempted from Taxes (including VAT);

31.3.2. : The Company must inform the competent authorities of **the State** of its needs in advance, of the forecast importation plan and of the characteristics of the explosives. Alternatively, the Company may use companies approved for this kind of activity;

31.3.3. : The explosives imported by the Company shall be intended for its exclusive consumption. They may not be transferred by the Company to third parties.

31.3.4. : The Company shall for these purposes respect the normal rules of security, as well as the rules and standards of security in force in the Republic of Guinea in relation to transportation, warehousing and use of the explosives.



ARTICLE 32 : STABILISATION OF THE FISCAL AND CUSTOMS REGIME

The Investor and its Direct Sub-Contractors shall not be subject, in relation to the Project Activities, to any Tax (including, for the avoidance of doubt, export duties and taxes, VAT and capital gains tax), which is not expressly provided for in this Agreement.

By virtue of this Agreement, **the Investor** and its Direct Sub-Contractors shall benefit, in relation to the Project Activities, from the stabilisation of the Fiscal and Customs Régime in force on the date of execution of this Agreement (including the provisions of this Agreement) throughout the term of this Agreement.

The Investor may at any time elect to be governed by more favourable fiscal and customs provisions which result from developments of the law at any time and/or which would be applied in the future to any investor in Guinea, provided that if the said developments subsequently are modified in an unfavourable direction, the principle of the stabilisation of the Fiscal and Customs Regime as provided hereabove will apply to the provisions from which **the Investor** has decided to benefit and such provisions will therefore remain in force to its benefit.

ARTICLE 33 : MISCELLANEOUS PROVISIONS

33.1. : Accounting Principles

Taking into account the specific characteristics of the Project, **the Investor** is authorised to carry out its accounting in Guinea in US Dollars, but respecting the accounting and fiscal principles set out in the Accounting and Tax Exhibit and provisions which are not in conflict with the Guinean Accounting Plan.

These accounts must be sincere, true and detailed and be accompanied by the documentary proof required to verify them. These accounts may be reviewed by the representatives of **the State** specifically authorised to that effect.

33.1.1. : Annual Financial Reports

The financial statements required by Guinean legislation (balance sheet, profit & loss accounts, intermediate management accounts, finance schedules) shall be converted into and presented in Guinean francs in accordance with the conditions set out in this Agreement and particularly developed in the Accounting and Tax Exhibit.

33.1.2. : Any information brought to the attention of **the State** by **the Investor** in accordance with the terms of this Article 33.1 shall be considered as confidential and **the State** undertakes not to disclose the nature of such to any third parties without having obtained the prior written consent of **the Investor**, which shall not be refused without valid reason.

33.2. : Calculation Of Taxes

The calculation of any taxes, duties and levies is made on the basis of the accounting data and carried out in US Dollars which shall be converted into Guinean francs (GNF) on the following terms:

- in relation to taxes computed on a reference period of twelve (12) months (such as corporate income tax), the rate of exchange applicable shall be the average rate of the Central Bank of the Republic of Guinea applicable to that fiscal year.
- in relation to any other tax, duty and levy, the rate of exchange applicable shall be that of the Central Bank of the Republic of Guinea in force on the date on which the tax becomes payable.

The rates of exchange defined above shall also apply to the calculation of any later claims, interest and penalties, as well as for any reimbursements of overpaid taxes.

33.3. : Sale, Mergers, De-Mergers, Partial Business Transfers

No tax, duty or levy is applicable to sales, mergers, de-mergers, partial business transfers or similar operations for the purposes of the implementation of the Project between **the Investor** and the Company or the Affiliated Companies which have the effect of transferring between them all or part of the Assets of the Project or of reorganising the legal structures of those involved in the implementation of the Project, provided that the assignee or the beneficiary of these operations undertakes to respect the implementation of the Project and respect the provisions of this Agreement throughout the duration of this Agreement.



CHAPTER VI:
MISCELLANEOUS AND FINAL PROVISIONS

ARTICLE 34 : VALIDITY OF THE AGREEMENT

34.1. : Coming into effect

This Agreement:

- after having been duly approved by the relevant bodies of the Parties and signed by the Parties,
- shall come into effect upon promulgation of the Decree of the President of the Republic publishing the law adopted by the Guinean National Assembly adopting this Agreement, after receiving the legal opinion of the Supreme Court, even if on that date the publication in the Official Journal of the Republic of Guinea has not yet occurred. The State undertakes to ensure that the abovementioned promulgation shall take place within the ninety (90) days following the date of signature of this Agreement.

34.2. : Duration of the Agreement and of the Mining Concession

34.2.1. : Duration of the Agreement:

Without prejudice to the provisions of Article 34.2.2 hereinafter, the duration of this Agreement as regards the construction, management and operation of the Refinery is fixed at ninety-nine (99) years (the "Contractual Period").

Upon the expiry of this Contractual Period, the Parties shall meet to re-negotiate with a view to renewing this Agreement on the following conditions: the tax and customs regime that the Parties may agree to in the context of this re-negotiation (i) may not be less favourable than the common law tax regime in force in Guinea at that time; (ii) [redacted] (iii) must not have an adverse impact on the future profitability of the Project.

If the Agreement comes to an end without being renewed in accordance with the preceding pargraph, **the State** undertakes to pay to **the Investor** a compensation payment in an amount equal to the residual value of the Assets, taking into account their potential use over a period of twenty five (25) years on the terms and conditions (particularly the tax and customs regime) applicable before the date of expiry of the

Agreement (the "Compensation Payment"). The Compensation Payment shall be determined by an expert appointed by mutual agreement of the Parties at the latest thirty (30) Business Days following the date of expiry of the Agreement or, if no agreement is reached, by the secretariat of ICSID, upon the request of the most diligent Party.

34.2.2. : Duration of the Mining Concession:

(i) The duration of the Mining Concession shall be twenty five (25) years.

(ii) At the end of the period of twenty five (25) years set out in Article 34.2.2(i) above, the mining concession shall be automatically renewed for a period of twenty five (25) years.

(iii) If in the six (6) months preceding the expiry of the second period of twenty five (25) years set out in Article 34.2.2 (ii) above, **the Investor** delivers to **the State** its plan of upkeep and maintenance purporting to ensure the maintenance of the Refinery and the Project Installations in good operating condition over the next ten (10) years (the "Maintenance Plan"), the mining concession shall be automatically renewed for a period of ten (10) years.

(iv) If in the six (6) months preceding the expiry of the period of ten (10) years set out in Article 34.2.2 (iii) above, **the Investor** confirms to **the State** that the Maintenance Plan has been implemented and submits a new Maintenance Plan for the next ten (10) years, then the Mining Concession shall be automatically renewed for successive periods of ten (10) years each, according to the procedure described in the present Article 34.2.2 (iv).

34.3. : **End of the Agreement/Termination**

34.3.1: The end of this Agreement may take place in accordance with the conditions set forth herein, subject to and without prejudice to the provisions of Articles 19, 34.2.2, 37 and 38, in the event of expiration of its duration, in the event of force majeure and in the event of serious breach of one of the material obligations or of the guarantees of this Agreement, all of which without prejudice to any Damages.

Subject to and without prejudice to the provisions of Articles 19, 34.2.2, 37 and 38, each of the Parties shall have the right to terminate the present Agreement in the event of serious breach of one of the material obligations or of the guarantees of this Agreement by another Party, all without prejudice to any Damages payable. In the event of such a breach, a written notice must be sent by the Party affected by the breach to the breaching Party, containing a request to remedy the said breach within a period of sixty (60) Business Days. In the event that, at the end of this period of sixty (60) Business

Days, the breach persists, the notifying Party shall have the right to terminate the present Agreement by written notice sent to the breaching Party, the termination having immediate effect, and without requiring to go before a court, upon the date of receipt by the breaching Party of this termination notice.

34.3.2. : Subject to and without prejudice to the provisions of Articles 19, 34.2.2, 37 and 38, in the event of this Agreement coming to an end:

- **The Investor** shall have the right to recover all materials, equipment, installations or other assets which it shall have bought in Guinea and/or imported and/or installed on Guinean soil, including any infrastructure or other immoveable assets, and shall have the right to export these freely to any destination of its choice free of any taxes, charges, registration duties, customs duties or any other right, or to sell these in Guinea, in which case the taxes or other duties applicable shall require to be paid.

- In addition, **the Investor** may deliver to **the State** any geological research without delay carried out by it and shall equally return any research or prospecting document, feasibility studies and other data which shall have been delivered to it by **the State.** All such documents and information contained therein shall remain confidential, which shall not prevent **the Investor** from communicating these to its advisers, and shall only be able to be used by **the Investor** for the purposes of the reactivation of the Project in accordance with what is stipulated in this Agreement.

ARTICLE 35 : TRANSFER – SUBSTITUTION – NEW PARTY

35.1. : Transfer between Affiliated Companies:

The Investor shall have the right to assign, transfer, pledge or transfer in any other manner its rights and obligations pursuant to this Agreement to any Affiliated Company and to any entity for the benefit of any Lender.

35.2. : Change of control - Transfer of Assets

35.2.1. : In the event of a change of control of **the Investor** or the Subsidiary or a transfer of all the Assets of the Company to a third party who is not an Affiliated Company, **the Investor** shall inform **the State**, prior to the implementation of such a transaction, and shall communicate the identity of the transferee to it as well as the confirmation that the transferee has the financial and technical means necessary to perform this Agreement, in accordance with its terms and shall produce an undertaking by the new controlling party confirming this. This notification shall be deemed to be

accepted by **the State** in the absence of an express reply on its behalf within sixty (60) Business Days from the receipt of the notification sent to it by **the Investor**.

35.2.2. : In the event that **the State** raises an objection in this regard in the sixty day period set out above, the amicable conciliation procedure set out in Article 36.1 below shall apply. If at the end of the conciliation set out in Article 36.1 below, **the State** maintains its refusal or its objections, the refusal of **the State** shall amount to an expropriation and a compensation payment shall be paid to **the Investor** by **the State**. The amount of this compensation payment shall be determined by an international expert appointed by mutual agreement of the Parties or, if no agreement is reached, by the secretariat of ICSID, upon the request of the most diligent Party (the "Expert"). The Expert appointed shall determine the compensation payable upon the hypothesis that the Agreement shall continue on the same terms until the expiration of (i) the Contractual Period set out in Article 34.2.1 above; or (ii) for a further period of fifty (50) years (whichever is the longer).

35.2.3. : If a change of control of **the Investor** or the Subsidiary or the transfer of all the Assets of the Company to a third party non-Affiliated Company takes place without **the State** being informed in accordance with the provisions of Article 35.2.1 above, **the State** shall have the right to terminate this Agreement in application of the provisions of Article 34.3 above.

ARTICLE 36 : SETTLEMENT OF DIFFERENCES

36.1. : Prior conciliation

The Parties shall undertake to resolve all disputes relating to the validity, the scope, the meaning, the interpretation, the performance and the implementation of this Agreement in an amicable manner. The conciliation procedure shall be commenced, prior to any arbitration proceedings, by the most diligent Party which shall serve a conciliation request upon the other Party by recorded delivery with acknowledgement of receipt. This request shall contain the reasons for commencing litigation, a memorandum setting out the basis for the request and the claims of the Party making the request, together with the pieces of evidence and the name of the proposed conciliator, the other Party having eight (8) Business Days to notify whether it accepts the proposed conciliator or not or provide the name of the conciliator which it proposes; a failure to respond within this time period shall be the equivalent of an agreement of the second Party upon the choice of conciliator proposed by the first. Within a maximum period of 3 months from the date of its appointment, the conciliator shall endeavor to settle the disputes submitted to it and to have the Parties reach an amicable solution. This three-month period shall be reduced to sixty Business Days for the purposes of Article 35.2.2 above. In the absence of such a

solution within the aforementioned time period, the dispute shall be submitted to the provisions of the following paragraph.

In the case where the Parties, despite their efforts, are unable to resolve their differences amicably in a period of sixty (60) Business Days, disputes between the Parties shall be settled by arbitration in accordance with Article 36.2. Notwithstanding any actions undertaken to resolve a dispute hereunder, the Parties shall continue to comply with their obligations still outstanding under this Agreement.

36.2. : Arbitration

The Parties hereby consent to submit to the International Centre for Settlement of Investment Disputes ("ICSID") any dispute arising out of, or relating to, this Agreement, which is not settled in accordance with Article 36.1, for arbitration in accordance with the ICSID Arbitration Rules. The Parties agree to make all applications and submissions to ICSID and to take all other actions and provide any other information necessary to institute such arbitration proceedings. Unless otherwise agreed by the Parties, the arbitration proceedings hereunder shall take place in Paris, France and the number of arbitrators shall be three (3). Each Party shall have the right to appoint one (1) arbitrator, and the third arbitrator shall be selected by the two (2) other arbitrators so appointed. Each Party hereby agrees (a) to be bound by the enforcement and execution of, any final decision or award of an arbitral tribunal constituted pursuant to this Article 36.2; (b) that neither Party shall be liable for punitive damages as part of any award of such an arbitral tribunal; and (c) to share equally the fees for such arbitration.

36.3. : Waiver of sovereign immunity

The State hereby specifically waives any right of sovereign immunity as to it and its property in respect of the enforcement and execution of any final decision or award of an arbitral tribunal constituted pursuant to Article 36.2. No claim or counterclaim may be made under the pretext that **the Investor** has received or might receive under an insurance contract from any third party (be it public or private) an indemnification or other compensation in respect of part or all of the damages and interest suffered by it.

36.4. : Applicable Law

This Agreement shall be submitted to and interpreted in accordance with French law, without regard to the principles of conflicts of law or laws governing creditors' rights.

36.5. : Payment

A minute of conciliation agreed between the Parties, or a decision of an arbitral tribunal pronounced in accordance with the provisions of this Agreement, shall bind the Parties and must be performed immediately, without the Parties being entitled to any right of recourse. Any competent court endorse the arbitral decision in order to allow the performance of this decision, the sums due requiring to be paid by either Party in US Dollars to the account of the beneficiary and at the bank and place of its choice. The sums in question shall be exempt from taxes and any other deduction or charges related to the fiscal or quasi-fiscal authorities.

36.6. : Interest

The amounts set out in the minute of conciliation or the decision of an arbitral tribunal in the context of this Agreement, shall include interest calculated from the date of the event giving rise to the conflict situation and until the date of payment in full.

ARTICLE 37 : MODIFICATION

37.1. : Any provision which is not set out in the text of this Agreement may be proposed by one or other of the Parties and examined in detail. Each Party shall endeavour to reach a mutually acceptable solution, in order to put the new provisions in an amendment agreement signed by the Parties and which shall be approved by **the State** on the same conditions as this Agreement and the Exhibits hereto. Any change proposal which would not be accepted by both Parties, in a written amendment, shall have no effect on the terms of this Agreement or on the rights and obligations set forth herein.

37.2. : In the event of an unexpected and irreversible change in the essential economic factors on which the viability and feasibility of the Project is based which would render impossible for **the Investor** the continuation of the Project at a satisfactory level of profitability and to the extent that the circumstances surrounding this change are not attributable to **the Investor, the State** agrees to put in place, by way of amendment to this Agreement, additional adjustments in order to redress the impact of these changes and to reinstate the conditions in which **the Investor** expected to implement the Project.

37.3. : In the event that an unexpected and irreversible change in the essential economic factors occurs at the end of a period of fifty (50) years from the Effective Date of this Agreement, **the State** shall have the right to require **the Investor** to open negotiations on the Fiscal and Customs Regime set out in this Agreement. Any new tax regime in the context of this re-negotiation (i) shall not be less favourable than the common law tax regime in force in Guinea at that time; (ii) must be, in any event, at least



as favourable to **the Investor** as the most favourable of the tax regimes applicable at that date to other investors in Guinea; and (iii) must not have a significantly unfavourable and lasting impact on the future profitability of the Project.

In the event that no agreement is reached between the Parties within sixty (60) Business Days from the date of receipt by **the Investor** of the notice by **the State** invoking an unexpected and irreversible change in the essential economic factors, then **the State** shall purchase the Assets from **the Investor** at a value determined by an international expert appointed by the mutual agreement of the Parties, or, in the event of disagreement, by the general secretariat of ICSID upon the request of the most diligent Party (the "Expert"). The Expert appointed shall determine the consideration owed by **the Investor** upon the hypothesis that the Agreement shall continue on the same terms until the expiration of (i) the Contractual Period set out in Article 34.2.1 above; or (ii) for a further period of fifty (50) years (whichever is the longer).

ARTICLE 38 : FORCE MAJEURE

38.1. : For the purposes of the present agreement, "Force Majeure" shall mean any event which is beyond the control of either Party and which renders impossible the performance by that Party of its obligations or which renders it so difficult that it may be held to be impossible in such circumstances; the events of Force Majeure including, among others: wars, military insurrection, riots, civil unrest, earthquakes, fire, explosion, storms, flooding and other climatic upheaval, strikes, lock-outs or other action of protest (with the exception of acts of the government or cases where such strikes, lock-outs or other action of protest are within the control of the Party invoking the Force Majeure).

For the purposes of the present agreement, Force Majeure shall not include :

(i) events resulting from negligence or a deliberate act of one of the Parties or one of its subcontractors, agents or employees;

(ii) neither an insufficiency of funds, nor a default in payment shall be construed as Force Majeure.

38.2. : The Party who invokes an event of Force Majeure shall immediately after the occurrence of an event of Force Majeure, and within a maximum period of 7 Business Days from the date of its occurrence, send to the other Party a notice by recorded delivery with acknowledgement of receipt, establishing the elements constituting the Force Majeure and the probable consequences on the application of the Agreement.

38.3. : If, following an event of Force Majeure, the suspension of the obligations of the Parties exceeds a period of three (3) months, the Parties shall meet as soon as possible to examine the effects of such events on the performance of the Agreement and, in particular, on the financial obligations of any nature of **the Investor** or of its Affiliated Companies. The Parties shall seek a solution allowing the initial project to be adapted to the new situation in such a manner as to allow **the Investor** to continue with the Project. In the event the Parties do not reach an agreement as to how to remedy the event of Force Majeure within an additional period of one (1) month, **the State** undertakes to pay to **the Investor** a compensation payment in an amount equal to the value of the Assets, taking into account their potential use during the period remaining until the end of (i) the Contractual Period set out in Article 34.2.1 above; or (ii) for a further period of fifty (50) years (whichever is the longer), on the terms and conditions (particularly the tax and customs regime) applicable before the date of occurrence of an event of Force Majeure (the "Force Majeure Compensation").

The Force Majeure Compensation shall be determined by an expert according to the criteria set out in the preceding paragraph appointed by mutual agreement of the Parties at the latest thirty (30) days following the date of expiry of the Agreement or, if no agreement is reached, by the secretariat of ICSID, upon the request of the most diligent Party.

ARTICLE 39 : LANGUAGE AND MEASUREMENT SYSTEM

This Agreement is drafted in French and in English. All reports or other documents written or to be written in the application of this Agreement shall be written in French; while the documents and items may be presented in English, it is specified that in the event of any comprehension difficulties, **the Investor** undertakes to have any important document or annex translated without delay.

In the event of contradiction between the French text and the English text, the French text shall prevail.

The applicable measurement system shall be the metric system.

ARTICLE 40 : CONFIDENTIALITY

40.1. : This Agreement, its Exhibits, and any documentation relative to the results of the different studies circulating between the Parties, shall be strictly confidential.

40.2. : Without prejudice to the generality of the foregoing, the Parties agree that (a) each Party shall have the right to disclose this data and information to the Lenders, any Direct Sub-Contractor, investors in the Project and shareholders of GLOBAL; and (b) the provisions of this Article 40 shall not prevent the disclosure by **the State** of limited information concerning the general development of the status of the Project Installations to its local media, provided that there is prior consultation with **the Investor.**

ARTICLE 41 : NO WAIVER

Except in the event of an express written waiver, the fact that one Party shall not have exercised, in full or in part, the rights granted to it under this Agreement shall not in any way constitute an abandonment of the rights which it has not exercised.

ARTICLE 42 : NOTICES

42.1. : Form of Notice

Any notice made in the context of this Agreement shall require to be in writing and delivered to the recipient by recorded letter with acknowledgement of receipt or by special courier or by attested telex, whether or not preceded by a fax to the following addresses:

42.1.1. : All notices to the Republic of Guinea may be validly made to the Minister for Mines and Geology at the address below:

Minister for Mines and Geology
ANAIM – CBG Building
BP 295 Conakry,
Republic of Guinea
Tel: 224 45 45 46 **Fax:** 224 41 19 13

42.1.2. : All notices to **the Investor** must be made to **the Investor** at the address below:

Global Alumina,
For the attention of Mr. Bruce J. Wrobel (CEO)
World Headquarters
c/o Stewart McKelvey Stirling Scales
44 Chipman Hill, 10th Floor
P.O. Box 7289

Saint John, New Brunswick E2L 4S6
Canada
Tel : +1 (506) 632-1970 **Fax :** +1 (506) 652-1989

42.2. : Change of address

Any change of address must be notified in writing as soon as possible by the relevant Party to the other Party or Parties.

ARTICLE 43: EXHIBITS

Exhibits 1 to 8 of this Agreement are an integral part of this Agreement. In the event of contradiction with the provisions of an Exhibit, the provisions of this Agreement shall prevail.

Made at Conakry on
(in four (4) originals in French and in English)

FOR AND ON BEHALF OF THE REPUBLIC OF GUINEA	**FOR AND ON BEHALF GLOBAL (GPC.U)**
15 OCT. 2004	
By the Minister for Mines and Geology	**By the President and Chief Executive Officer (CEO)**
DR. ALPHA MADY SOUMAH	**MR. BRUCE J. WROBEL**

FOR AND ON BEHALF OF GAC

MR. Bernard Cousineau

LIST OF EXHIBITS

---

[1] This exhibit will be established upon signature of the Infrastructure Agreement.

[2] This exhibit will be established upon signature of the Port Agreement.

Exhibit 1 : Division of share capital of the Investor

Exhibit 2 : Accounting and Tax Exhibit

Exhibit 3[3] : Infrastructure Agreement

[3] This exhibit will be completed upon signature of the Infrastructure Agreement.

Exhibit 4 : Industrial Zone



SURVEY NOTES
OCTOBER 2002, RESPECTIVELY. THE DATA HAS BEEN COMPILED INTO THE ORTHOIMAGES AND CONTOURS INDICATED IN THESE PLANS.
2. THIS DATA IS INTENDED TO BE USED FOR PRELIMINARY DESIGN ONLY AND IS INCLUDED SOLELY FOR INFORMATION. THE CONTRACTOR SHALL BE RESPONSIBLE FOR ESTABLISHING AND MAINTAINING ALL HORIZONTAL AND VERTICAL SURVEY CONTROL ON THE SITE.
3. THE CONTRACTOR SHALL PERFORM COMPLETE TOPOGRAPHIC AND BATHYMETRIC SURVEYS OF THE SITE PRIOR TO BEGINNING CONSTRUCTION. THESE SURVEYS WILL BE USED FOR FINAL DESIGN OF RECLAMATION AND, TOGETHER WITH REGULAR PORGRESS SURVEYS, AS A BASIS FOR PROGRESS PAYMENTS.
4. UPON COMPLETION OF RECLAMATION AND ROUGH GRADING, THE CONTRACTOR SHALL PERFORM A FINAL AS-BUILT BATHYMETRIC AND TOPOGRAPHIC SURVEYS.
5. ALL SURVEYS PERFORMED BY THE CONTRACTOR SHALL HAVE A MINIMUM GRID RESOLUTION OF 25 METERS. ALL SURVEYS SHALL BE PROVIDED TO THE OWNER IN HARD COPY AND DIGITAL FORMATS, WITH ASCII POINT FILES.
6. SUBMIT DETAILS OF SURVEY PROCEDURES, EQUIPMENT, FORMAT, AND SCHEDULE TO THE OWNER FOR REVIEW PRIOR TO BEGINNING WORK.
HORIZONTAL CONTROL
PROJECTION: UTM ZONE 28
SPHEROID: CLARKE 1880
UNITS: METERS
DATUM: DABOLA
2. CONTROL SOURCE HAS BEEN OBTAINED FROM CBG AT THE PORT OF KAMSAR. NEW CONTROL POINTS HAVE BEEN ESTABLISHED AS PART OF THE PRELIMINARY SURVEY AS FOLLOWS:
POINT 'HAPS1' N 1 178 227.20 E 543 929.30 ELEV 7.82
POINT 'HAPS2' N 1 177 386.71 E 543 503.90 ELEV 8.10
VERTICAL CONTROL
1. THE VERTICAL DATUM FOR THE PROJECT SHALL BE THE CBG DATUM, OR "REFERENCE DATUM LINE" (RDL) CORRESPONDING TO AN ELEVATION 13 CENTIMETERS ABOVE CHART DATUM.
2. CHART DATUM REFERS TO EXTREME LOW WATER (ELW) DEFINED AS THE LOWEST ASTRONOMICAL TIDE BY SHOM AND BRITISH ADMIRALTY.
3. THE CONTRACTOR SHALL VERIFY THE VERTICAL DATUM WITH THE CBG HYDROGRAPHIC OFFICE, USING THE EXISTING TIDE GAUGE OR KNOWN ELEVATIONS OF EXISTING WATERFRONT AND MARINE STRUCTURES FOR CALIBRATION.
HIGH WATER LINE
TOP OF BANK OF CREEK, TYP., BETWEEN WP4 AND WP5
N
FOR BID
Global Alumina
Guinea Alumina Corporation
Port of Kamsar Development
Phase 1 Construction
BERGER/ABAM
DRAWN BY AMK
DESIGN BY RTP
CHECK BY BCM
PROJ MGR JCB
DRAWING NO. G-4
SHEET NO. 4 OF 30
REVISION DESCRIPTION

PROPERTY LIMIT WORK POINTS

WORK POINT	NORTHING	EASTING
WP-1	N 1 178 723.87	E 544 889.46
WP-2	N 1 178 667.88	E 544 914.57
WP-3	N 1 178 484.61	E 544 501.82
WP-4	N 1 177 492.83	E 544 501.92
WP-5	N 1 178 288.09	E 543 154.75
WP-6	N 1 178 288.08	E 542 872.26
WP-7	N 1 176 259.83	E 542 743.24
WP-8	N 1 175 611.32	E 541 820.84
WP-9	[illegible]	[illegible]
WP-10	[illegible]	[illegible]
WP-11	[illegible]	[illegible]
WP-12	N 1 178 377.02	E 542 910.90
WP-13	N 1 178 810.85	E 543 148.68
WP-14	N 1 177 026.13	E 543 121.53
WP-15	N 1 177 023.13	E 543 420.83
WP-16	N 1 177 808.83	E 543 420.82
WP-17	N 1 178 273.13	E 543 867.30
WP-18	N 1 178 390.30	E 544 841.63
WP-19	N 1 178 633.02	E 544 459.46

Exhibit 5 : Port Area

BERTH AND QUAY WORK POINTS		
WORK POINT	NORTHING	EASTING
C-1	N 1 175 041.30	E [illegible]
C-2	N 1 174 [illegible]	E [illegible]
C-3	N 1 175 224.72	E 540 036.76
C-4	N 1 175 711.63	E 540 266.99
C-5	N 1 175 791.65	E 540 293.80
C-6	N 1 176 253.03	E 540 438.41
C-7	N 1 176 357.70	E 540 037.84

Turning Basin

depth 8.2m (see Note)

Fl(2)R.5s
No22

C-1 C-2 C-3 C-4 C-5 C-6 C-7

Bauxite

PLAN : QUAY AND TRESTLE LIMITS

FOR BID

Global Alumina

Guinea Alumina Corporation
Port of Kamsar Development
Phase 1 Construction

8-1

Exhibit 6 : Concession Area

Exhibit 7[4] : Port Agreement

[4] This exhibit will be completed upon signature of the Port Agreement.

Exhibit 8 :Schedule

Notice Of Change In Corporate Structure Pursuant To Part 4.9 of National Instrument 51-102

In accordance with the provisions of Part 4.9 of National Instrument 51-102, PL Internet Inc. (the "Company") hereby notifies the Ontario Securities Commission and other Canadian securities regulatory authorities of the Company's change in corporate structure following a reverse takeover transaction.

Description of Transaction

On March 12, 2004 the Company ("PLI") entered into a definitive Agreement of Arrangement (the "Arrangement") with GAPCO (Guinea Aluminum Products Corporation) Ltd ("GAPCO") under which it proposed that pursuant to a court approved Plan of Arrangement in the British Virgin Islands, GAPCO shareholders would exchange their shares of GAPCO for shares of PLI (the "Share Exchange"), resulting in GAPCO becoming a wholly-owned subsidiary of PLI. PLI is an Ontario reporting issuer.

GAPCO is a British Virgin Islands company established in 1999 to build, own and operate a 2.8 million tonne per annum greenfield alumina refinery to be constructed in Guinea, West Africa adjacent to one of the largest bauxite mines in the world.

The Share Exchange was completed on May 26, 2004. For accounting purposes, the transaction is considered a reverse take-over whereby GAPCO would be considered the acquiring company as the shareholders of GAPCO would acquire more than 50% of the issued and outstanding stock of PLI.

Prior to the Share Exchange, PLI filed amended articles of incorporation (the "Amendment") to consolidate its outstanding share capital and to change its name to Global Alumina Products Corporation ("Global"). Following the Share Exchange, Global changed its jurisdiction of incorporation from Ontario to New Brunswick (the "Continuance") by filing articles of continuance under the New Brunswick *Business Corporations Act.* Global then continued as a public company and a reporting issuer in Ontario. Global has applied for approval to list its common shares on the TSX Venture Exchange.

The issued and fully paid share capital of Global on a *pro forma* basis, after giving effect to the Amendment, the Stock Consolidation, the Share Exchange and the Continuance, has been disclosed in the Company's Management Information Circular dated April 2, 2004.

Reporting Dates and Periods

Global will prepare its financial statements on a calendar year basis, the same as the two predecessor companies, PLI and GAPCO.

Pursuant to the provisions in Part 4.10 Reverse Takeovers, PLI and GAPCO have filed their respective interim financial statements and the related MD&A for the first quarter ended March 31, 2004. Global will file its first interim financial statements and the related MD&A for the six months ended June 30, 2004. These statements will essentially represent the continuing operations of GAPCO after giving effect to the Share Exchange.

PL INTERNET INC.

NATIONAL INSTRUMENT 54-102

REQUEST TO RECEIVE INTERIM FINANCIAL STATEMENTS

Dear Shareholder:

The enclosed material is being sent to you on our behalf pursuant to National Instrument 54-102 (the "Instrument") either because you have elected to receive such material, or because the nature of the Meeting requires that it be sent to you unless you have specifically waived it. In addition to receiving the enclosed material, you are also entitled to receive our interim financial statements. If you wish to receive them, please complete, sign and return the request below.

Your name will then be put on the Supplemental Mailing List kept by us (or on our behalf) as required by the Instrument. The Instrument contemplates that this election will be renewed each year. Accordingly, you will receive a new request each year, which you must complete, sign and return in order to continue receiving interim financial statements.

Yours truly,

PL INTERNET INC.

Per: "Ingrid Hibbard"
INGRID HIBBARD
President

TO: PL INTERNET INC.
539 Moorelands Crescent
Milton, Ontario
L9T 4B2

Please add my name to your Supplementary Mailing List kept by you in order that I might receive interim financial statements.

Signature: ____________________

Name: ____________________ Address: ____________________
(Please Print)



ONTARIO
FEE RULE



FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: PL Internet Inc.

Participation Fee for the Financial Year Ending used in calculating the participation fee: December 31, 2003

Complete Only One of 1, 2 or 3:

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	($370,937)
Contributed surplus	0
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	349,627
Long term debt (including the current portion)	0
Capital leases (including the current portion)	0
Minority or non-controlling interest	
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)	0
Any other item forming part of shareholders' equity and not set out specifically above	0
Total Capitalization	(21,310)
Total Fee payable pursuant to Appendix A of the Rule	$1,000

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

$$\frac{\text{Total Fee Payable} \quad \times \quad \text{Number of entire months remaining in the issuer's financial year}}{12}$$ ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) $30

Notes and Instructions

1. This participation fee is payable by all reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manager does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posted for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

RECEIVED
2005 APR 26 A 11:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: GLOBAL ALUMINA PRODUCTS CORPORATION

Financial Year Ending used in calculating the participation fee: December 31, 2004 (fee for 2005 financial year)

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities: Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year.	118,244,623	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X US$1.89	
Market value of class or series	= US$223,482,337	
U.S.$1 converted to Canadian $1 at an exchange rate of 1.2036, the Bank of Canada noon rate on December 31, 2004		Cdn$268,983,341 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)		N/A (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):		N/A (B)
(Repeat for each class or series of corporate debt or preferred shares)		N/A (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		$268,983,342
Total fee payable in accordance with Appendix A of the Rule		$25,000.00
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)		
Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12		$
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)		

FEE RULE

APPENDIX A - CORPORATE FINANCE PARTICIPATION FEES

Capitalization	Participation Fee
Under $25 million	$1,000
$25 million to under $50 million	$2,500
$50 million to under $100 million	$7,500
$100 million to under $250 million	$15,000
$250 million to under $500 million	$25,000
$500 million to under $1 billion	$35,000
$1 billion to under $5 billion	$50,000
$5 billion to under $10 billion	$65,000
$10 billion to under $25 billion	$75,000
$25 billion and over	$85,000

Notes and Instructions

1. This participation fee is payable by all reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manager does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posted for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.